As confidentially submitted to the Securities and Exchange Commission on December 7, 2021
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from       to      .
Commission file number:
NOVONIX LIMITED
(Exact name of Registrant as specified in its charter)
NOVONIX LIMITED
(Translation of Registrant’s name into English)
Australia
(Jurisdiction of incorporation or organization)
NOVONIX LIMITED
Level 8
46 Edward Street
Brisbane QLD 4000
Australia
(Address of principal executive offices)
NOVONIX Limited
Level 8
46 Edward Street
Brisbane QLD 4000
Australia
(P) 0439 310 818
Attn: Suzanne Yeates, Company Secretary
suzie@novonixgroup.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Copies to:
William J. Miller
Kimberly C. Petillo-Décossard
Ross Sturman
Cahill Gordon & Reindel LLP
32 Old Slip
New York, NY 10005
(212) 701-3000
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading Symbol(s)	Name of each exchange and on which registered
American Depositary Shares	NVX	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes  ☐ No  ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☐ No ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐
Emerging Growth Company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☐
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐ No  ☐

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS
We were incorporated under the laws of Australia in 2012 under the name Graphitecorp Pty Limited. In 2015, we completed an initial public offering of our ordinary shares and the listing of our ordinary shares on the Australian Securities Exchange, or the ASX, and changed our name to GRAPHITECORP Limited. In 2017, we changed our name to NOVONIX Limited. We are submitting this registration statement on Form 20-F in anticipation of the listing of our American Depositary Shares (“ADSs”) on the Nasdaq Stock Market LLC under the symbol “NVX”. [     ], acting as depositary, will register and deliver our ADSs, each of which will represent one ordinary share.
We have prepared this registration statement using a number of conventions, which you should consider when reading the information contained herein. In this registration statement, “NOVONIX,” the “Company,” the “Group”, “our company,” “we,” “us” and “our” refer to NOVONIX Limited and its consolidated subsidiaries, taken as a whole.. Additionally, this registration statement uses the following conventions:
•	“US$” and “U.S. dollars” and “dollars” mean U.S. dollars;
•	“A$” mean Australian dollars;
•	“C$” mean Canadian dollars, unless otherwise noted;
•	“ADSs” mean American depositary shares, each of which represents one of our ordinary shares, no par value;
•	“ADRs” mean the American depositary receipts that evidence the ADSs; and
•	“NASDAQ” refers to the Nasdaq Stock Market LLC.
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
This registration statement contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this registration statement, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.
We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in “Risk Factors” and elsewhere in this registration statement, regarding, among other things:
•	regulatory developments in the United States, Australia and other jurisdictions;
•	the perceived benefits of the transaction between the Company and Phillips 66;
•	our ability to scale-up production of our anode or cathode materials;
•	the continuation of our sponsorship of the Research Group of Dr. Mark Obrovac at Dalhousie University for the development of our technology;
•	our ability to attract and retain key management, and qualified personnel;
•	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;
•	our use of the proceeds from the Phillips 66 Transaction;
•	the future trading price of the ADSs and impact of securities analysts’ reports on these prices; and
•	other risks and uncertainties, including those listed under “Risk Factors.”

These risks are not exhaustive. Other sections of this registration statement may include additional factors that could harm our business and financial performance. New risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this registration statement primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We undertake no obligation to update any forward-looking statements made in this registration statement to reflect events or circumstances after the date of this registration statement or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this registration statement. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this registration statement and the documents that we reference in this registration statement and have filed as exhibits to the registration statement of which this registration statement is a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I
Item 1.	Identity of Directors, Senior Management and Advisers
A.	Directors and Senior Management
For information on our directors and senior management, see “Item 6A. Directors and Senior Management.”
B.	Advisors
Our U.S. legal counsel is:

Cahill Gordon & Reindel
32 Old Slip
New York, New York 10005

Our Australian legal counsel is:

Allens
480 Queen St., Level 26
Brisbane, Queensland 4000
Australia
C.	Auditors
Our auditors for fiscal years 2021, 2020 and 2019 are:

PricewaterhouseCoopers
480 Queen Street, GPO Box 150
Brisbane, Queensland 4000
Australia
Item 2.	Offer Statistics and Expected Timetable
Not applicable.
Item 3.	Key Information
A.	[Reserved]
B.	Capitalization and Indebtedness
The following table sets forth our cash and our capitalization:
•	On an actual basis as of June 30, 2021; and
•
On a pro forma basis to give effect to (i) the issuance of 77,962,578 ordinary shares to Phillips 66 in the Phillips 66 Transaction for an aggregate purchase price of US$150 million and (ii) the incurrence of indebtedness used to purchase our facility in Chattanooga, Tennessee, “Riverside” (locally referred to as “Big Blue”).

The information contained in this “Capitalization” section contains translations of Australian dollar amounts into U.S. dollars for convenience. Unless otherwise stated, all translations from Australian dollars to U.S. dollars were made at A$1.3340 to $1.00 (the noon buying rate on June 30, 2021).

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this registration statement, “Operating and Financial Review and Prospects” and other financial information contained elsewhere in this registration statement.
	Actual		Pro Forma
	As of June 30, 2021		As of June 30, 2021
	US$[1]	A$	US$[1]	A$
Total cash and cash equivalents[2,3,4]	102,446,759	136,663,976	258,472,602	344,802,451
Secured, bank loans	4,053,922	5,407,932	4,053,922	5,407,932
Unsecured, other loans	641,449	855,693	641,449	855,693
Loan secured against Riverside[3]	—	—	31,122,588	41,517,532
Total debt[3]	4,695,371	6,263,625	35,817,959	47,781,157
Contributed equity: 404,601,384 ordinary shares, no par value, outstanding, actual	174,809,975	233,196,507	174,809,975	233,196,507
Phillips 66 capital raise[2]	—	—	156,025,843	208,138,475
Total contributed equity (404,601,384 ordinary shares, no par value, outstanding, on a pro forma basis)	174,809,975	233,196,507	330,835,819	441,334,982
Accumulated losses	(61,419,236)	(81,933,261)	(61,419,236)	(81,933,261)
Reserves	24,836,999	33,132,556	24,836,999	33,132,556
Total equity	138,227,738	184,395,802	294,253,581	392,534,277
Total Capitalization	142,923,109	190,659,427	330,071,540	440,315,343
1.	Translation of Australian dollar-denominated amounts into U.S. dollars has been made at the noon buying rate on June 30, 2021 (US$1.00 = A$1.3340).
2.
Pro-forma adjustment represents Phillips 66 capital raise of 77,962,578 fully paid ordinary shares for US$150 million translated into Australian dollar at the XE.com at exchange rate as of 30 September 2021 (A$1.00 = US$0.7207), the date the funds were received.

3.
Pro-forma adjustment represents long-term borrowings of U$30.1 million secured against Riverside property, translated into Australian dollar at the XE.com at exchange rate as of 25 August 2021 (A$1.00 = US$0.7250).

4.	As of September 30, 2021, we had cash and cash equivalents of A$290,971,003.
The outstanding ordinary share information in the table above is based on 404,601,384 ordinary shares outstanding as of June 30, 2021, and excludes 33,703,334 ordinary shares issuable upon the exercise of outstanding options and performance rights as of June 30, 2021.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
Our business is subject to numerous risks and uncertainties that you should consider before investing in our securities. These risks are described more fully below and include, but are not limited to, risks relating to the following:
•
The energy storage market continues to evolve, is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

•	We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.
•	Our future growth and success will depend on our ability to sell effectively to large customers.
•	We depend, and expect to continue to depend, on a limited number of customers for a significant percentage of our revenue.
•	We may not be able to engage target customers successfully and to convert such contacts into meaningful orders in the future.
•
We have a concentration of ownership among Phillips 66 and our executive officers, non-executive directors and their affiliates that may prevent new investors from influencing significant corporate decisions.

•	Our commercial relationships are subject to various risks which could adversely affect our business and future prospects.
•
We benefit from our collaborative research agreement with Dalhousie University to support the development of current and future technology. Termination of this agreement would likely harm our business, and even if it continues, it may not be successful.

•
We face significant challenges in our attempt to develop our anode and cathode materials and produce them at high volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode or cathode materials.

•
The manufacture of our materials and equipment is complex and we are subject to many manufacturing risks, any of which could substantially increase our costs and limit supply of our materials and equipment.

•	We may choose not to, or may not be able to, fully develop our Mount Dromedary Graphite Project.
If our materials or equipment fail to perform as expected, our ability to develop, market, and sell our materials or equipment could be harmed.
•
We may not be able to accurately estimate the future supply and demand for our materials and equipment, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements or prices of components increase, we could incur additional costs or experience delays.

•
We may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our equipment and negatively impact our business.

•	If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.
•	Our inability to identify qualified individuals for our workforce could adversely impact our ability to scale-up manufacturing of our cathode and anode materials.
•
We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.

•	Our business and future growth depend substantially on the growth in demand for electric vehicles and batteries for grid energy storage.
•	We have been, and may in the future be, adversely affected by the global COVID-19 pandemic.
•
Our projected operating and financial results relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our projected results.

•	We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
•
Our systems and data may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

•	Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.
•	Any global systemic political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.
•
From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

•	Loss of any leasehold interests in our tenements could limit our ability to mine these properties or result in significant unanticipated costs.
•	We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.
•
We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

•	We are subject to environmental, health and safety requirements which could adversely affect our business, results of operation and reputation.
•	Our success depends upon our ability to obtain and maintain intellectual property protection for our materials and technologies.
•	Our inability to protect our confidential information and trade secrets would harm our business and competitive position.
•
Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products

•	Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our technologies and processes.
•	Our lack of registered trademarks and trade names could potentially harm our business.
•	We may be unable to obtain intellectual property rights or technology necessary to develop and commercialize our materials and equipment.
•
We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.

•	We may be subject to claims by third parties asserting misappropriation of intellectual property, or claiming ownership of what we regard as our own intellectual property.

•	Intellectual property rights do not necessarily address all potential threats.
•	An active U.S. trading market may not develop.
•	The trading price and volume of the ADSs may be volatile, and purchasers of the ADSs could incur substantial losses.
•	Future sales of our ordinary shares or ADSs or the anticipation of future sales could reduce the market price of our ordinary shares or ADSs.
•
If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable reports about our business, the price of the ADSs and their trading volume could decline.

•	We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.
•	The dual listing of our ordinary shares and the ADSs may negatively impact the liquidity and value of the ADSs.
•	U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this registration statement.
•	Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADSs.
•	Our Constitution and Australian laws and regulations applicable to us may differ from those which apply to a U.S. corporation.
•	Holders of ADSs will not be directly holding our ordinary shares.
•
Your right as a holder of ADSs to participate in any future preferential subscription rights offering or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to your holdings.

•	You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
•	You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.
•	ADS holders’ rights to pursue claims is limited by the terms of the deposit agreement.
•
We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement and we may terminate the deposit agreement, without the prior consent of the ADS holders.

•	ADS holders have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.
•	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws that apply to public companies that are not foreign private issuers.
•
As a foreign private issuer we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

•	We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
•
We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ordinary shares and ADSs less attractive to investors.

•
We will incur significant increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

•
We identified material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for the fiscal year ended June 30, 2021, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be negatively impacted.

•	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.
•	We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
•	Our ability to utilize our net operating losses to offset future taxable income may be prohibited or subject to certain limitations.
•	If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.
•	If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
•	Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.
Risks Related to Our Business
The energy storage market continues to evolve, is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.
The energy storage market in which we compete continues to evolve and is highly competitive. Certain energy storage technologies, such as lithium-ion battery technology have been widely adopted and our current competitors, and future competitors may, have greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships among themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may continue to reduce cost and expand supply of conventional batteries and therefore negatively impact the ability for us to sell our materials, equipment and services at market-competitive prices and yet at sufficient margins.
Automotive original equipment manufacturers (“OEMs”) are researching and investing in energy storage development and production. We expect competition in energy storage technology and EVs to intensify due to increased demand for these vehicles and a regulatory push for EVs, continuing globalization, and consolidation in the worldwide automotive industry. Developments in alternative technologies or improvements in energy storage technology made by competitors may materially adversely affect the sales, pricing and gross margins of our business. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Similarly, if we fail to accurately predict and ensure that our technology can address customers’ changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our materials, equipment and services, our business will be harmed.
We must continue to commit significant resources to develop our technologies in order to establish a competitive position, and these commitments will be made without knowing whether such investments will result in materials, equipment and services potential customers will accept. There is no assurance we will successfully identify new customer requirements, develop and bring our materials, equipment and services to market on a timely basis, or that products and technologies developed by others will not render our materials, equipment and services obsolete or noncompetitive, any of which would adversely affect our business and operating results.
Customers will be less likely to purchase our materials, equipment and services if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, in order to build and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, size and financial resources relative to our competitors, market unfamiliarity with our materials, equipment and services, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of energy storage technologies and our eventual production and sales performance compared with market expectations.
We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.
We incurred net losses of A$20.2 million, A$19.5 million and A$25.3 million for the year ended June 30, 2021, June 30, 2020, and June 30, 2019 respectively. We believe that we will continue to incur operating and net losses in each year until at least the time we begin significant production of our anode materials, which is not expected to occur earlier than 2023, and may occur later or not at all.
We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to acquire additional real property and purchase additional production equipment associated with the manufacture of synthetic graphite. For example, in May 2021, we purchased commercial land and buildings in Nova Scotia, Canada for C$3,550,000 from which the cathode business will operate. We entered into a C$4,375,000 loan facility to purchase and upgrade the land and buildings, of which C$3,169,216 has been drawn down as of the date of this registration statement. The full facility is repayable in monthly installments, commencing May 2022 and ending in April 2047. In addition, we expect to incur significant commercialization expenses related to sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future customers. Further, we expect to incur additional costs associated with operating as a public company in the United States. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt and require future capital raises to maintain the business. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. There can be no assurance that such financing would be available to us on favorable terms or at all. These conditions give rise to substantial doubt over our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, the value of your investment would be materially and adversely affected.
Our future growth and success will depend on our ability to sell effectively to large customers.
Our current and potential customers are primarily battery manufacturers and automotive OEMs that tend to be large enterprises. Therefore, our future success will depend on our ability to effectively sell our materials, equipment and services to such large customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power, pricing power, and leverage held by large customers in negotiating contractual arrangements with us and (ii) higher minimum volume requirements that we may be unable to meet and (iii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer that elects not to purchase our materials, equipment or services.
Large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. In addition, purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers.
We depend, and expect to continue to depend, on a limited number of customers for a significant percentage of our revenue.
Our BTS business is currently our only business that is generating revenue, and BTS has generated most of its revenue from a limited number of customers. For example, sales to our top five BTS customers accounted for 41% and 57% of our total revenue for the year ended June 30, 2020, and the year ended June 30, 2021, respectively. Although our NOVONIX Anode Materials business is not yet generating revenue, our plans to scale the business are dependent upon our collaborations with Samsung SDI and SANYO Electric (a Panasonic company) (“SANYO Electric”) resulting in sales of our anode materials to those parties. Because we rely, and will continue to rely, on a limited number of customers for significant percentages of our revenue, a decrease in demand or significant pricing pressure from any of our major customers for any reason could have a materially adverse impact on our business, financial condition and results of operations.
In addition, a number of factors not within our control could cause the loss of, or reduction in, business or revenues from any customer, and these factors are not predictable. These factors include, among others, pricing pressure from competitors, a change in a customer’s business strategy or financial condition, or change in market conditions. Our customers may also choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our materials and equipment, either on their own or in collaboration with others, including our competitors. The loss of any major customer or key project, or a significant decrease in the volume of customer demand or the price at which we sell our materials and equipment to customers, could materially adversely affect our financial condition and results of operations.
We may not be able to engage target customers successfully and to convert such contacts into meaningful orders in the future.
Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. In addition to new customers, our future success depends on whether our current customers are willing to continue using our materials and equipment as well as whether their product lines continue to incorporate our materials and equipment.
For example, although our NOVONIX Anode Materials business has signed a separate non-binding memorandum of understanding with two of the world’s leading EV battery manufacturers, Samsung SDI and SANYO Electric, these agreements are non-binding, do not guarantee long-term agreements will be entered into, and require the satisfaction of quality standards and milestones of delivering mass production volume samples from the Generation 2 furnace systems for final qualification. There is no assurance that these conditions will ultimately be satisfied. As of July 2021, the first mass production materials from the Generation 2 furnace system have been shipped to SANYO Electric for qualification. However, if future production requirements, or similar production requirements with other potential customers, are not met, or the materials produced are not of acceptable quality, we may lose these customers and lose credibility with other domestic and international battery manufacturers and automotive OEMs, any of which could materially adversely affect our financial condition and results of operations.
Our R&D efforts strive to create materials and equipment that are on the cutting edge of technology, but competition in our industry is high. To secure acceptance of our materials and equipment, we must constantly develop and introduce materials and equipment that are cost-effective and with enhanced functionality and performance to meet evolving industry standards. If we are unable to meet our customers’ performance or volume requirements or industry specifications, retain or convert target customers, our business, prospects, financial condition and operating results could be materially adversely affected.

We have a concentration of ownership among Phillips 66 and our executive officers, non-executive directors and their affiliates that may prevent new investors from influencing significant corporate decisions.
In September 2021, we consummated a transaction with Phillips 66 pursuant to which Phillips 66 purchased 77,962,578 ordinary shares of NOVONIX for a total purchase price of US$150 million (the “Phillips 66 Transaction”).
As a result of the Phillips 66 Transaction, Phillips 66 beneficially owns approximately 16.2% of our ordinary shares (based on the number of our outstanding shares as of September 30, 2021), and, as of September 30, 2021, our executive officers, non-executive directors and their affiliates as a group beneficially owned approximately 23.3% as a group will be able to exercise a significant level of control over all matters requiring shareholder approval. This control could have the effect of delaying or preventing a change of control or changes in our management and will make the approval of certain transactions difficult or impossible without the support of these shareholders and of their votes. In addition, pursuant to the terms of the Phillips 66 Transaction, Phillips 66 has the right to nominate one director to our Board of Directors and certain rights to be notified of, and/or participate in, issuances of shares by the Company (other than distributions of shares to the Company’s shareholders on a pro rata basis). The interests of Phillips 66 and these shareholders may differ from our interests or those of our other shareholders, and these shareholders may not exercise their voting power in a manner favorable to our other shareholders.
Our commercial relationships are subject to various risks which could adversely affect our business and future prospects.
Many of our commercial relationships are conditional, subject to supply performance, market conditions, quality assurance processes and audits of supplier processes fulfillments. There can be no assurance that we will be able to satisfy the conditions set forth by any of our current or future business partners. If we are unsuccessful in meeting the demand for high-quality materials and equipment, our business and prospects will be materially adversely affected.
In addition, our business partners may have economic, business or legal interests or goals that are inconsistent with our goals. Any disagreements with our business partners may impede our ability to maximize the benefits of any partnerships and slow the commercialization of materials and equipment. Our arrangements may require us, among other things, to pay certain costs or to make certain capital investments, for which we may not have the resources. In addition, if our business partners are unable or unwilling to meet their economic or other obligations under any business arrangements, our business and prospects will be materially adversely affected.
We benefit from our collaborative research agreement with Dalhousie University to support the development of our current and future technology. Termination of this agreement would likely harm our business, and even if it continues, it may not be successful.
In October 2018, we entered into a five-year sponsorship agreement with the Research Group of Dr. Mark Obrovac at Dalhousie University (“Dalhousie”) to develop new battery technologies. In February 2021, a new, collaborative research agreement was established and will last for a term of five years. However, the agreement may be terminated at will by either party upon 90 days’ notice, including without cause. If Dalhousie elects to terminate the agreement with us, our ability to continue to develop our technologies could be adversely impacted.
In addition, as of the date of this registration statement, most of our patents have been developed through this sponsorship or include technology developed through this sponsorship. Although this sponsorship has been historically successful in new intellectual property generation, there can be no assurance that it will be successful in future efforts to develop any new intellectual property. Moreover, while we have the first right to file patent applications based on intellectual property generated under our agreement with Dalhousie, and we would be the sole owner of any such patent and the intellectual property incorporated therein, there can be no guarantee that any such commercialization will be successful. Disputes may arise between us and the other parties to the sponsorship agreement regarding intellectual property subject to the sponsorship or other matters, including with respect to: the scope of rights granted under, and ownership of the intellectual property resulting from, the agreement and other interpretation-related issues; the amount and timing of payments; the rights and obligations of the parties under the agreement; and the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by each of the parties.

Any disputes with Dalhousie may prevent or impair our ability to maintain our current arrangement. We benefit from the intellectual property development assistance from Dalhousie to develop, manufacture, expand, and accelerate our materials and technology. We cannot assure you that we will be able to continue to comply with the terms of the sponsorship. Termination of the sponsorship of Dr. Obrovac’s Research Group at Dalhousie could result in the loss of important rights and would likely harm our ability to further develop our technology.
We face significant challenges in our attempt to develop our anode and cathode materials and produce them at high volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode or cathode materials.
Developing anode and cathode materials that meet the requirements for wide adoption by our potential customers is a difficult undertaking. We are still in the development stage for certain of our materials and face significant challenges and in producing our materials in commercial volumes. Some of the development challenges that could prevent our ability to scale up production of our materials include changes in product performance from small to large scale production, challenges in deployment of mass production equipment, and inability to produce materials cost effectively at large volumes. If we are unable to cost efficiently design, manufacture, market, sell and distribute our materials and equipment, our margins, profitability and prospects would be materially and adversely affected. We have only recently begun production of materials with our Generation 2 furnace systems and we have yet to produce cathode materials beyond lab and small pilot volumes. Our forecasted cost advantage for the production of these materials at scale will require us to achieve rates of yield that we have not yet achieved. If we are unable to achieve these targeted rates, our business will be adversely impacted.
Any delay in the manufacturing scale-up of our anode materials or the progression of our cathode materials from lab to commercial scale manufacturing would negatively impact our business as it will delay time to revenue and negatively impact our customer relationships.
We currently have plans to increase our facility’s target capacity of anode materials utilizing new proprietary furnace technology developed in collaboration with Harper International Corporation. In April 2021, we completed the installation of the first Generation 2 furnace developed through this collaboration and have recently begun production of materials in that Generation 2 system for internal testing and to support customer qualification requirements. We have not yet completed the installation of any Generation 3 furnace systems. Our ability to produce at increased capacity is largely dependent upon Harper manufacturing and supplying, and our successful implementation of, either Generation 2 or Generation 3 furnace systems, as well as an increase in staffing focused on plant design and engineering. The targeted production capacity scale of our anode materials to 10,000 tonnes per year in 2023, and our hopes to expand our annual production capacity to 40,000 tonnes in 2025 and 150,000 tonnes in 2030, are also contingent on the successful satisfaction of a number of other factors, some of which are beyond our control, including, among others, that we obtain funding on attractive terms to enable further expansion of our current production facilities and could require that we expand our production capacity through acquisitions, joint ventures or other inorganic means. Acquisitions, if pursued, involve many risks, any of which could materially harm our business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate the acquired business or realize expected synergies or the loss of key employees from either our business or the acquired businesses. If we are unable to execute on those expansion efforts for any reason, we may experience a delay in the manufacturing scale-up or the scale-up may not occur at all, which would result in the loss of customers and materially damage our business, prospects, financial condition, operating results and brand.
The progression of our cathode materials from lab to commercial scale manufacturing is contingent upon the success of our DPMG and single crystal cathode methodology and expansion of our production scale. If production of cathode materials using this methodology, either on pilot or commercial scale, is not successful, our business, prospects, financial condition, operating results and brand may be materially adversely affected.
Operational problems with our manufacturing and related equipment could also result in the personal injury or death of workers, safety or environmental incidents, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

We may not be able to accurately estimate the future supply and demand for our materials and equipment, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements or prices of components increase, we could incur additional costs or experience delays.
It is difficult to predict our future revenues and appropriately budget for our expenses, and our views as to industry trends that may emerge may prove false, which could affect our business. Currently, there is limited historical basis for making judgments on the demand for our materials or equipment, or our ability to develop, manufacture, and deliver our materials or equipment, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our materials or equipment and result in delays in shipments and revenues. In addition, lead times for materials that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each material at a given time. If we fail to order sufficient quantities of materials in a timely manner, the delivery of materials or equipment to our potential customers could be delayed, which would harm our business, financial condition and operating results.
Additionally, agreements for the purchase of certain components used in the manufacture of our materials and equipment may contain pricing provisions that are subject to adjustment based on changes in market prices of key components. Substantial increases in the prices for such components would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our materials and equipment in response to increased costs of components could be viewed negatively by our potential customers and could adversely affect our business, prospects, financial condition or operating results.
We may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our equipment and negatively impact our business.
As we expand our anode materials manufacturing capabilities, we will begin to rely on third-party suppliers for components and materials. Any disruption or delay in the supply of components or materials by our key third-party suppliers or pricing volatility of such components or materials could temporarily disrupt production of our anode materials until an alternative supplier is able to supply the required material. In such circumstances, we may experience prolonged delays, which may materially and adversely affect our results of operations, financial condition and prospects.
We may not be able to control fluctuation in the prices for these materials or negotiate agreement with suppliers on terms that are beneficial to us. Our business depends on the continued supply of certain proprietary materials for our materials and equipment. We are exposed to multiple risks relating to the availability and pricing of such materials and components. Substantial increases in the prices for our raw materials or components would increase our operating costs and materially impact our financial condition.
Currency fluctuations, trade barriers, extreme weather, pandemics, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components for our battery cell testing equipment or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect its results of operations, financial condition and prospects.
If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.
Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, and our operations may be severely disrupted if we lost their services. As we build our brand and become better known, there is increased risk that competitors or other companies will seek to hire our personnel. The failure to attract, integrate, train, motivate and retain such key personnel could seriously harm our business and prospects.
In addition, we are highly dependent on the services of Dr. Chris Burns, our Chief Executive Officer, and other senior technical and management personnel, including our executive officers, who would be difficult to replace. If Dr. Burns or other key personnel were to depart, we may not be able to successfully attract and retain senior leadership necessary to grow our business. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not receive adequate compensation for the loss of the services of these individuals.
Labor shortages, turnover, and labor cost increases could adversely impact our ability to scale-up manufacturing of our cathode and anode materials.
The COVID-19 pandemic has resulted in aggressive competition for talent, wage inflation and pressure to improve benefits and workplace conditions to remain competitive. Challenging conditions due to the COVID-19 pandemic and the highly competitive wage pressure resulting from the labor shortage make it difficult to attract and retain the best talent.
A sustained labor shortage or increased turnover rates within our employee base, caused by COVID-19 or as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime or financial incentives to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to scale-up manufacturing for our anode and cathode materials.
We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.
We require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to research and development, leases, regulatory compliance, sales and distribution as we build our brand and market our materials, equipment and services, and general and administrative costs as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully market our materials, equipment and services, but also to control their costs and may require us to obtain additional funding.
We anticipate that we will need to increase our product development, scientific and administrative headcount. In particular, we will require additional key staff for development as well as additional key financial and administrative personnel. Such an evolution may impact our strategic focus and our deployment and allocation of resources.
Our ability to manage our operations and growth effectively depends upon the continual improvement of our procedures, reporting systems and operational, financial and management controls. We may not be able to implement administrative and operational improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we do not meet these challenges, we may be unable to execute our business strategies and may be forced to expend more resources than anticipated addressing these issues.
While not currently part of our growth strategy, we may acquire additional technology and complementary businesses in the future. If we are unable to successfully manage our growth, the increased complexity of our operations, and the obtain and appropriately allocate and deploy resources, our business, financial position, results of operations and prospects may be harmed.
As of September 30, 2021, we had A$290,971,003 (US$218,119,193) in cash, cash equivalents and short-term investments. This number is unaudited and does not present all information necessary for an understanding of our financial condition as of September 30, 2021 and our results of operations for the three months ended September 30, 2021. PwC has not audited, reviewed, compiled or performed any procedures with respect to these results and does not express an opinion or any other form of assurance with respect thereto.
We believe that our existing cash and cash equivalents are sufficient to allow us to expand our production capacity to an expected 10,000 tonnes per year by 2023. We believe our recently consummated Phillips 66 Transaction will help support a capacity expansion of an additional 30,000 tonnes per year, which is expected to be completed by 2025. However, we may need to raise additional capital to further expand the production scale of our anode materials and to accelerate the scale-up of our cathode technology. Adequate additional financing may not be available to us on acceptable terms, or at all. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish some rights to our technologies or our product candidates on terms that may not be favorable to us. Any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved. If we are unable to raise capital when needed or on acceptable terms, we may be forced to delay, reduce or altogether cease certain operations or future commercialization efforts.
Our business and future growth depend substantially on the growth in demand for electric vehicles and batteries for grid energy storage.
The demand for our materials and equipment is directly related to the market demand for electric vehicles and batteries for grid energy storage. In anticipation of an expected increase in the demand in these markets in the next few years, we are expanding our manufacturing capacity and seeking long-term strategic partnerships. However, the markets we have targeted may not achieve the level of growth we expect during the time frame projected. If markets fail to achieve our expected level of growth, we may have excess production capacity and may not be able to generate enough revenue to obtain profitability. If the market for electric vehicles or batteries for grid energy storage does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions that we have made regarding the efficiency of our energy solutions are incorrect or incomplete, our business, prospects, financial condition and operating results could be harmed.
We have been, and may in the future be, adversely affected by the global COVID-19 pandemic.
We face various risks related to epidemics, pandemics, and other outbreaks, including the recent COVID-19 pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also impacted our potential and existing customers and suppliers by disrupting the manufacturing, delivery and overall supply chain and has led to a global decrease in battery sales in markets around the world. An extended period of supply chain disruption caused by the response to Covid-19 could impact our ability to order sufficient quantities of materials necessary for manufacturing our materials and may impact our ability to deliver customer orders in a timely manner.
COVID-19 has resulted in government authorities implementing numerous measures to try to contain the spread of the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. For example, the NOVONIX Anode Materials production plant was temporarily shut down in April and May of 2020, and personnel operating restrictions and movements have been in place since that time. In addition, various aspects of our business cannot be conducted remotely, including many aspects of the development and manufacturing of our materials and equipment and the provision of our battery technology services. Measures required or recommended by government authorities may remain in place for a significant period of time and they are likely to continue to adversely affect our manufacturing plans, sales and marketing activities, business and results of operations. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners.
The extent to which the COVID-19 pandemic continues to impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating activities can resume. If the COVID-19 pandemic subsides, we may continue to experience an adverse impact to our business as a result of the global economic impact, including any recession that has occurred or may occur in the future.
There are no comparable recent events that may provide guidance as to the effect of the COVID-19 pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or any other health epidemic is highly uncertain.

Our projected operating and financial results relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our projected results.
The projected financial and operating information appearing elsewhere in this registration statement reflect current estimates of future performance. Whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our projections depends on a number of factors, many of which are outside our control, including, but not limited to:
•	success and timing of facility expansion activities;
•	customer acceptance of our materials, equipment and services;
•	competition, including from established and future competitors;
•	whether we can obtain sufficient capital to expand our manufacturing capabilities and sustain and grow our business;
•	our ability to manage our growth;
•	whether we can manage relationships with key suppliers, customers and partners;
•	cost and availability of electricity to meet operational needs;
•	our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and
•	the overall strength and stability of domestic and international economies.
Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations and financial results.
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
We may become subject to product liability claims, even those without merit, which could harm our business, prospects, operating results, and financial condition. We face inherent risk of exposure to claims in the event our materials and equipment do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our materials, equipment and business and inhibit or prevent commercialization of other future materials or equipment, which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any claim seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our materials and equipment, and are forced to make a claim under our policy.
Our systems and data may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.
We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. We are also at risk for interruptions, outages and breaches of: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers and (b) facility security systems, owned by us or our third-party vendors or suppliers. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. Advances in technology, an increased level of sophistication, and an increased level of expertise of hackers, new discoveries in the field of cryptography or others can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect ourselves against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost.
Our ability to conduct our business and operations depends on the continued operation of information technology and communications systems. Systems used in our business, including data centers and other information technology systems, are vulnerable to damage or interruption. Such systems could also be subject to break-ins, cyberattacks, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. Such cyber incidents could: materially disrupt operational systems; result in loss of trade secrets or other proprietary or competitively sensitive information; or compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities.
Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our materials and equipment, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.
We anticipate using outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as us. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service.
Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.
Our facilities or operations could be adversely affected by events, conditions and circumstances outside of our control, such as natural disasters, wars, health epidemics such as the ongoing COVID-19 pandemic, and other calamities. We cannot assure you that our backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services or manufacture materials or equipment.
Moreover, our facilities located in Chattanooga, Tennessee, currently account for 100% of the production of our anode materials, and our facility in Bedford, Nova Scotia, currently accounts for 100% of the production of our battery testing equipment. As a result, any issues, whether within or beyond our control, at those facilities or in the surrounding area could have a particularly significant impact on our business performance and financial results.
Any global systemic political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.
In recent times, several major systemic political, economic and financial crises negatively affected global business across a range of industries, including the energy storage industry. In addition, there have been political and trade tensions among a number of the world’s major economies in recent years, which have resulted in the implementation of tariff and non-tariff trade barriers, including the use of export control restrictions against certain countries and individual companies. Prolongation or expansion of such trade barriers may result in a decrease in the growth of the global economy and the battery industry, and could cause turmoil in global markets that may result in declines in sales from which we generate our income through our materials, technologies and services. Also, any increase in the use of export control restrictions to target certain countries and companies, any expansion of the extraterritorial jurisdiction of export control laws in the jurisdiction in which we operate, or a complete or partial ban on products sales to certain companies could impact not only our ability to supply our materials, technologies and services to such customers, but also customers’ demand for our materials, technologies and services.
Any future systemic political, economic or financial crisis or market volatility, including but not limited to, interest rate fluctuation, inflation or deflation and changes in economic, fiscal and monetary policies in major economies, could cause revenue or profits for the battery industry as a whole to decline dramatically, and if the economic conditions or financial conditions of our current or target customers were to deteriorate, the demand for our materials, technologies and services may decrease. Further, in times of market instability, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion, modify plans or delay the deployment of new or expanded materials, technologies and services until we obtain such financing. Thus, further escalation of trade tensions, the use of export control restrictions as a non-tariff trade barrier or any future global systemic crisis could materially and adversely affect our results of operations.
From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.
We may be involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant. In addition, from time to time, we may also be involved in legal proceedings arising in the normal course of business including commercial or contractual disputes, warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental, health and safety issues; tax matters; and employment matters. From time to time, such legal proceedings may be commenced by a significant customer which may damage our relationship with such customer. Our significant customers generally are larger enterprises and may be able to or choose to devote greater resources to such legal proceedings. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation. See also “—We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.”
Loss of any leasehold interests in our tenements could limit our ability to mine these properties or result in significant unanticipated costs.
In Queensland, where our MDG Project is located, exploring or mining for graphite is unlawful without a tenement granted by the Queensland government. The grant and renewal of tenements are subject to a regulatory regime and each tenement is subject to certain conditions. We currently maintain three tenements in connection with the MDG Project. There is no certainty that an application for the grant of a new tenement or renewal of one or more of the existing tenements will be granted at all or on satisfactory terms or within expected timeframes. Further, the conditions attached to the tenements may change at the time they are renewed. There is a risk that we may lose title to any of our granted tenements if we are unable to comply with conditions or if the land that is subject to the tenements is required for public purposes. Our existing tenements have expirations ranging from October 19, 2022, to December 13, 2025, and, where renewal is required, there is a risk that the Queensland government may change the terms and conditions of such tenement upon renewal or refuse to grant the renewal of the tenement.

Risks Related to Regulatory Matters
We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.
Our materials, and the purchasers of our materials, are subject to regulation under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to the battery and EV industry and alternative energy are currently evolving and we face risks associated with changes to these regulations.
To the extent the laws change, our materials and equipment may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.
Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to commercialize our materials and equipment could have a negative and material impact on our business, prospects, financial condition and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.
We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010, the Australian Criminal Code Act 1995 (“Criminal Code”), the Australian Anti-Money Laundering and Counter Terrorism Financing Act 2006, and other anti-corruption laws and regulations. The FCPA, the U.K. Bribery Act 2010, and the Criminal Code prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value, or providing benefit to a “foreign official”, or (under the Criminal Code) another person with the intention this will benefit a “foreign public official”, for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures that are designed to comply with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business. See “—Any global systemic political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.” for more information.
We are subject to environmental, health and safety requirements which could adversely affect our business, results of operation and reputation.
Our facilities and operations are subject to numerous environmental, health and safety (“EHS”) laws and regulations which require significant capital investment on an ongoing basis. These laws and regulations regulate, among other things, the discharge of materials into the environment, air emissions, the handling and disposal of wastes, remediation of contaminated sites and other matters relating to worker and consumer health, and safety and to the protection of the environment. Non-compliance with applicable EHS laws could give rise to liability, including the potential for civil or criminal fines or penalties, unforeseen capital expenditures or other legal liability. In addition, EHS laws or their enforcement may change or become more stringent over time which could increase our operating costs, subject us to additional liabilities and cause delays in our processes. We may also face liability for the remediation of contaminated sites, including at third-party contaminated sites where we or our predecessors in interest have sent waste for treatment or disposal. Remediation liability may be imposed without regard to whether we knew of, or caused, the release of such regulated substances. In addition, under environmental laws, we may be liable for the entire cost to remediate a contaminated site, even where multiple parties contributed to the contamination.
Our operations pose a number of safety risks which could result in the personal injury or death of our workers, fire or explosion, damage to machinery or materials and equipment, or production delays. For example, our processes utilize furnaces and equipment heated to extremely high temperatures as part of our manufacturing operations. We have policies and procedures in place to protect against health and safety incidents or damage to our facility and equipment in the event of a fire or other incident. Consequences of safety incidents may include litigation, regulatory action, increased insurance premiums, mandates to halt production, workers’ compensation claims, or other liabilities, all of which may adversely impact our business, including harm to our reputation, finances or ability to operate.
In addition, our supply-chain and manufacturing processes rely on the use of fossil fuels for product materials and energy consumption. Changes in rules and regulations (e.g., greenhouse gas regulations, changes in air emission compliance requirements) applicable to us or entities in our supply-chain or stricter scrutiny of our sustainability performance by various stakeholders could require us to make changes to our operations which could increase our operating costs, cause delays or otherwise have an adverse impact on our business.
Risks Relating to Intellectual Property
Our success depends upon our ability to obtain and maintain intellectual property protection for our materials and technologies.
Our success will depend in significant part on our ability to establish and maintain adequate protection of our owned intellectual property, and the ability to commercialize materials and equipment resulting therefrom, without infringing the intellectual property rights of others. We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patent and trade secret laws in the United States, Canada, and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient.
Furthermore, our owned and in-licensed intellectual property rights may be subject to a reservation of rights by one or more third parties. In some instances, when new technologies are developed with government funding (and in particular, the U.S. government), the government may obtain certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. For example, the United States federal government retains such rights in inventions produced with its financial assistance under the Bayh-Dole Act. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. We recently received a grant from the U.S. Department of Energy, which, once funds are received, we plan to use to develop certain products and technologies. As a result, such governmental authority may have certain rights, including march-in rights, to such patent rights and technology, under the Bayh-Dole Act or similar laws in other jurisdictions and our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights or by any third party of its reserved rights could harm our competitive position, business, financial condition, results of operations and prospects.

Our inability to protect our confidential information and trade secrets would harm our business and competitive position.
In addition to seeking patents for some of our technology and processes, we also rely substantially on trade secrets, including unpatented know-how, technology and other proprietary materials and information, to maintain our competitive position. We seek to protect these trade secrets, in part, by requiring employees to waive their intellectual property rights and to maintain confidentiality or non-disclosure obligations as set forth in our employee handbook or in our agreements with them. However, these steps may be inadequate, we may fail to enter into agreements with all such parties or any of these parties may breach the agreements and disclose our trade secrets and there may be no adequate remedy available for such breach of an agreement. We cannot assure you that our trade secrets will not be disclosed or that we can meaningfully protect our trade secrets. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing, or unwilling, to protect trade secrets. If a competitor lawfully obtained or independently developed any technology or information that we protect as trade secret, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.
Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.
In addition to taking other steps to protect our intellectual property, we currently hold one issued patent, we have applied for seven further patents, and we intend to continue to apply for, patents with claims covering our technologies and processes when and where we deem it appropriate to do so. We have filed patent applications in the United States, Canada and in certain non-U.S. jurisdictions to obtain patent rights to inventions we have developed, with claims directed to compositions of matter, methods of use and other technologies relating to our programs, including battery applications. There can be no assurance that any of these applications will result in patents being issued. In addition, there can be no assurance that any of our current and future patents will effectively protect our technologies and processes and effectively prevent others from commercializing competitive technologies, processes and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all, until they are issued as a patent. Therefore, we cannot be certain that we or our current or future collaborators were the first to make the inventions claimed in our owned patent or pending patent applications, or that we or our current or future collaborators were the first to file for patent protection of such inventions. For a description of our patent portfolio, see “Business—Intellectual Property.”
Any changes we make to our technologies or processes to cause them to have what we view as more advantageous properties may not be covered by our existing patent and patent applications, and we may be required to file new applications and/or seek other forms of protection for any such altered technologies or processes. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. The patent landscape surrounding the technology underlying our technology and processes is potentially crowded, and there can be no assurance that we would be able to secure patent protection that would adequately cover an alternative to our current technologies or processes.
The patent prosecution process is expensive and time-consuming, and we and our current or future collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current or future collaborators will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection for them. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering technology that we license to third parties and may be reliant on our current or future collaborators to perform these activities, which means that these patent applications may not be prosecuted, and these patents enforced, in a manner consistent with the best interests of our business. If our current or future collaborators fail to establish, maintain, protect or enforce such patents and other intellectual property rights, such rights may be reduced or eliminated. If our current or future collaborators are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

Further, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. In recent years, these areas have been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future collaborators’ patent rights are highly uncertain. The legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as protective or effective as that in the United States and we may, therefore, be unable to acquire and enforce intellectual property rights outside the United States to the same extent as in the United States. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. In many non-U.S. countries, patent applications and/or issued patents, or parts thereof, must be translated into the native language. If our patent applications or issued patents are translated incorrectly, they may not adequately cover our technologies; in some countries, it may not be possible to rectify an incorrect translation, which may result in patent protection that does not adequately cover our technologies in those countries.
Filing, prosecuting, enforcing and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some non-U.S. countries do not protect intellectual property rights to the same extent as federal and certain state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with ours and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
The requirements for patentability differ and certain countries have heightened requirements for patentability, requiring more disclosure in the patent application. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.
Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our technologies and processes.
Our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents involves technological and legal complexity, and obtaining and enforcing patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court in recent years has issued rulings either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations or ruling that certain subject matter is not eligible for patent protection. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, the USPTO and equivalent bodies in non-U.S. jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and patents we may obtain in the future.
Patent reform laws, such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, as well as changes in how patent laws are interpreted, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
Our lack of registered trademarks and trade names could potentially harm our business.
As of the date hereof, we do not have any registered trademarks owned by us, but we may pursue trademark registrations in the future. The unauthorized use or other violation of any of our trademarks or tradenames could diminish the brand recognition or value of our business which would have a material adverse effect on our financial condition and results of operation.
Trademarks and trade names distinguish our products and services from the products and services of others. If our potential future customers are unable to distinguish our products and services from those of other companies, we could lose sales and distributors to our competitors. We do not have any registered trademarks and trade names, so we must rely on common law rights in such trademarks or trade names, which are different in each jurisdiction, if any such rights exist. Many subtleties exist in product descriptions, offering and names that can easily confuse distributors and customers. This presents a risk of losing potential customers looking for our products and buying someone else’s because they cannot differentiate between them.
If we do eventually file trademark applications, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks.
We may be unable to obtain intellectual property rights or technology necessary to develop and commercialize our materials and equipment.
The patent landscape around our programs is complex, and there may be one or more third-party patents and patent applications containing subject matter that might be relevant to our programs. Depending on what claims may ultimately issue from these patent applications, and how courts construe the issued patent claims, as well as depending on the ultimate method of use of our processes, we may need to obtain a license to practice the technology claimed in such patents. There can be no assurance that such licenses will be available to us on commercially reasonable terms, or at all. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our programs, which would harm our business, financial condition and results of operations. Moreover, even if we obtain licenses to such intellectual property, but subsequently fail to meet our obligations under the relevant license agreements, or such license agreements are terminated for any other reasons, we may lose our rights to the technologies licensed under those agreements.
The licensing or acquisition of third-party intellectual property rights is an area in which many companies operate that have interests that are in conflict with ours, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant programs, which could harm our business, financial condition, results of operations and prospects.
We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.
Third parties may infringe our patents or misappropriate or otherwise violate our intellectual property rights. In the future, we may initiate legal proceedings to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity or scope of intellectual property rights we own or control. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of intellectual property rights we own, control or to which we have rights. These proceedings can be expensive and time-consuming and many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights we own, control or have rights to, particularly in countries where the laws may not protect those rights as fully as in the United States. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, if we initiated legal proceedings against a third party to enforce a patent, the defendant could counterclaim that such patent is invalid or unenforceable. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, narrowed, held unenforceable or interpreted in such a manner that would not preclude third parties from entering the market with competing products.
Third-party pre-issuance submission to the USPTO, or opposition, derivation, revocation, reexamination, inter partes review or interference proceedings, or other pre-issuance or post-grant proceedings or other patent office proceedings or litigation in the United States or other jurisdictions provoked by third parties or brought by us, may be necessary to determine the inventorship, priority, patentability or validity of inventions with respect to our patents or patent applications. An unfavorable outcome could leave our technology or processes without patent protection, allow third parties to commercialize our technology and processes and compete directly with us, without payment to us, or could require us to obtain license rights from the prevailing party in order to be able to manufacture or commercialize our technologies or processes without infringing third-party patent rights. Our business could be harmed if the prevailing party in such a case does not offer us a license on commercially reasonable terms, or at all. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future technologies.
We may not be aware of all third-party intellectual property rights potentially relating to our technologies or processes, or future technologies or processes. We are not aware of any facts that would lead us to conclude that the valid and enforceable claims of any third-party patents would reasonably be interpreted to cover our technologies or processes. As to pending third-party applications, we cannot predict with any certainty which claims will issue, if any, or the scope of such issued claims. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and negatively affect our ability to commercialize any materials and equipment and any other technologies covered by the asserted third-party patents. If any such third-party patents (including those that may issue from such applications) were successfully asserted against us or other commercialization partners and we were unable to successfully challenge the validity or enforceability of any such asserted patents, then we and other commercialization partners may be prevented from commercializing our materials and equipment, or may be required to pay significant damages, including treble damages and attorneys’ fees if we are found to willfully infringe the asserted patents, or obtain a license to such patents, which may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Any of the foregoing would harm our business, financial condition and operating results.
Our existing patent and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies, or design around our patents. Our patents may be challenged, invalidated, circumvented or narrowed, or fail to provide us with any competitive advantages. In addition, we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our materials and equipment. Thus, we cannot guarantee that the technology and processes related to our materials and equipment, or our commercialization thereof, do not and will not infringe or otherwise violate any third party’s intellectual property.
We may be subject to claims by third parties asserting misappropriation of intellectual property, or claiming ownership of what we regard as our own intellectual property.
Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products or processes, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents, trademarks or other intellectual property inquiring whether we are infringing or violating their proprietary rights and/or seek court declarations that they do not infringe upon, misappropriate or otherwise violate our intellectual property rights or challenging our ownership or the validity or enforceability of our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries, electric motors or electronic power management systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses.
In addition, if we are determined to have infringed upon or violated a third party’s intellectual property rights, we may be required to do one or more of the following:
•	cease selling, incorporating or using products or processes that incorporate or use the challenged intellectual property;
•	pay substantial damages or other monetary compensation;
•	obtain a license from the holder of the infringed or violated intellectual property right, which license may not be available on reasonable terms if at all; or
•	redesign our batteries or other products or processes material to our business in order to avoid infringement or other violation.
In the event of a successful claim of infringement or violation against us, or our failure or inability to obtain a license or other valid rights to the infringed technology, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.
We also license patents and other intellectual property from third parties, and we may face claims that our use of this intellectual property infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses or otherwise provide us with the continued rights to use such licensed intellectual property.
Although we seek to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer, or that third parties have an interest in our patents as an inventor or co-inventor. Litigation may be necessary to defend against these claims. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or the services of personnel or sustain other damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such a third party to commercialize our technology or materials. Such a license may not be available on commercially reasonable terms, or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract management.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to waive or assign to us any intellectual property rights thereto, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could harm our business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•	others may be able to make products that are similar to ours or utilize similar technology but that are not covered by the claims of the patents that we exclusively license or may own in the future;
•	we or our future collaborators might not have been the first to make the inventions covered by the issued patents and pending patent applications that we exclusively license or may own in the future;

•	we or our future collaborators might not have been the first to file patent applications covering certain of our or their inventions;
•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or exclusively licensed intellectual property rights;
•	it is possible that our pending patent applications or those that we may file in the future, including those that we have licensed, will not result in issued patents;
•	issued patents to which we hold rights may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•
our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in major commercial markets in which we do not have sufficient patent rights to stop such sales;

•	we may not develop additional proprietary technologies that are patentable;
•	the patents of others may be asserted against our technologies in a manner that harms our business; and
•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how.
Should any of these events occur, they could harm our business, financial condition, results of operations and prospects.
Risks Related to the ADSs
An active U.S. trading market may not develop.
While our ordinary shares have been listed on the Australian Securities Exchange, or the ASX, since December 2015, and trading on the OTCQX Best Market since September 2020, there has been no public market on a U.S. national securities exchange for our ordinary shares and, prior to the anticipated listing of our ADSs on the Nasdaq Global Market, there was no public market for our ADSs. There can be no assurance that an active trading market for the ADSs will develop, or be sustained. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs.
The trading price and volume of the ADSs may be volatile, and purchasers of the ADSs could incur substantial losses.
The price and trading volumes of our ordinary shares and ADSs may be significantly affected by many factors, including:
•	actual or anticipated fluctuations in our or our competitors’ financial condition and operating results;
•	variations in our financial performance from the expectations of market analysts;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	competition from existing products or new products that may emerge;
•	announcements by us or our competitors of significant business developments, acquisitions or expansion plans, strategic partnerships, joint ventures, collaborations or capital commitments;
•	adverse results or delays in our or any of our competitors’ products development;
•	adverse regulatory decisions;
•	the termination of a strategic alliance or the inability to establish additional strategic alliances;
•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•	ADS price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs;
•	price and volume fluctuations in trading of our ordinary shares on the ASX;

•	short selling or other market manipulation activities;
•	additions or departures of key management, or scientific or technology personnel;
•	disruptions in our supply or manufacturing arrangements;
•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent and other intellectual property protection for our technologies;
•	litigation involving our company;
•	announcement or expectation of additional debt or equity financing efforts;
•	natural disasters or other calamities or disease outbreaks, such as the COVID-19 pandemic;
•	sales of ordinary shares or the ADSs by us, our affiliates or our other shareholders; and
•	general economic and market conditions.
In addition, equity markets generally have experienced, and may in the future experience, extreme price and volume fluctuations, and often these movements do not reflect the operational and financial performance of the listed companies concerned. In particular, share prices of companies in the battery industry have been highly volatile in the past and may continue to be highly volatile in the future. Our operations currently focus on battery materials, technology and services. Therefore, we are especially vulnerable to these factors to the extent that they continue to affect the battery industry. Fluctuations in the share markets in Australia and the United States, as well as macroeconomic conditions, could significantly affect the price of the ADSs. As a result of this volatility, investors may not be able to sell their ADSs at or above the price originally paid for the security.
These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the trading market for the ADSs.
Future sales of our ordinary shares or ADSs or the anticipation of future sales could reduce the market price of our ordinary shares or ADSs.
Sales of a substantial number of shares or ADSs in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and ADSs and may make it more difficult for you to sell your ADSs at a time and price that you deem appropriate. We have recently raised funds through the sales of our ordinary shares. For instance, we raised A$115 million in March 2021 and A$16 million in May 2021 through placements of our ordinary shares. In addition, in September 2021, Phillips 66 acquired 77,962,578 ordinary shares for an aggregate purchase price of US$150 million.
The ordinary shares subject to subscription under outstanding options and performance rights exercisable for ordinary shares will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the ordinary shares in the public market could depress the market price of the ADSs. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ordinary shares and ADSs could decline substantially, which could impair our ability to raise additional capital through the issuance of ordinary shares, ADSs or other securities in the future, and may cause you to lose part or all of your investment.
If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable reports about our business, the price of the ADSs and their trading volume could decline.
The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts do not cover our company, the trading price for the ADSs could be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for the ADSs could decrease, which could cause the price of the ADSs or their trading volume to decline.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.
We have not declared or paid any cash dividends on our ordinary shares since our listing on the ASX and do not currently intend to do so for the foreseeable future.
We currently intend to invest our future earnings, if any, to fund our operations and growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in the ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of the ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you have purchased them. Investors seeking cash dividends should consider not purchasing the ADSs.
While we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, if such a dividend is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may negatively impact the value of your ADSs. In addition, exchange rate fluctuations may affect the amount of Australian dollars that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Australian dollars, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.
The dual listing of our ordinary shares and the ADSs may negatively impact the liquidity and value of the ADSs.
After the ADSs are listed on the Nasdaq Global Market, our ordinary shares will continue to be listed on the ASX. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may negatively impact the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be negatively impacted by trading in our ordinary shares on the ASX.
U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this registration statement.
Certain members of our senior management and board of directors named in this registration statement are non-residents of the United States, and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be impracticable to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the United States. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Australia or elsewhere outside the United States. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and Australia do not currently have a treaty or statute providing for recognition and enforcement of the judgments of the other country (other than arbitration awards) in civil and commercial matters.
As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, as a company incorporated in Australia, the provisions of the Corporations Act 2001 (Cth), or the Corporations Act, regulate the circumstances in which shareholder derivative actions may be commenced, which may be different, and in many ways less permissive, than for companies incorporated in the United States.
Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADSs.
We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Corporations Act 2001 (Cth), or the Corporation Act. Subject to a range of exceptions, the takeover provisions in the Corporations Act prohibit the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares. See “Description of Share Capital—Change of Control.”
Our Constitution and Australian laws and regulations applicable to us may differ from those which apply to a U.S. corporation.
As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, sets forth various rights and obligations that apply to us as an Australian company and which may not apply to a U.S. corporation. These requirements may operate differently than those which apply to many U.S. companies. You should carefully review the summary of these matters set forth under “Description of Share Capital” as well as our Constitution, which is included as an exhibit to the registration statement of which this registration statement forms a part, prior to investing in our securities.
Holders of ADSs will not be directly holding our ordinary shares.
A holder of ADSs will not be treated as one of our shareholders and will not have direct shareholder rights, unless they surrender the ADSs to receive the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. Our Constitution and Australian law govern our shareholder rights. The depositary, through the custodian or the custodian’s nominee, will be the holder of the ordinary shares underlying ADSs. The deposit agreement among us, the depositary and holders of ADSs, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary. See “Description of American Depositary Shares.”
Your right as a holder of ADSs to participate in any future preferential subscription rights offering or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to your holdings.
The deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights. Under the terms of our subscription agreement with Phillips 66, Phillips 66 also has certain rights to be notified of, and/or participate in, issuance of shares by the Company, which opportunities may not be available to you or other holders of ADSs.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us and (ii) a statement as to the manner in which instructions may be given by the holders.
You may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares in time to vote them yourself. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you and will try to vote ordinary shares as you instruct. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself.
Under our Constitution, any resolution to be considered at a meeting of the shareholders shall be decided on a show of hands unless a poll is demanded in accordance with the terms of our Constitution. A poll may be demanded before a vote is taken, or, in the case of a vote taken on a show of hands, immediately before or immediately after, the declaration of the result of the show of hands. Under voting by a show of hands, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.
You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to surrender your ADSs and receive the underlying ordinary shares. Temporary delays in the surrendering of your ADSs and receipt of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to surrender your ADSs and receive the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares.”
ADS holders’ rights to pursue claims is limited by the terms of the deposit agreement.
The deposit agreement provides that the state and federal courts in The City of New York shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in the deposit agreement may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our ordinary shares or the ADSs will not be deemed to have waived our compliance with the U.S. federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the deposit agreement.

In addition, the deposit agreement provides that holders and beneficial owners of ADSs, including those holders and owners who acquired ADSs in secondary transactions, irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including in respect of claims under U.S. federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the U.S. federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs.
No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the applicable U.S. federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with such matters, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.
As the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that the waiver would likely continue to apply to ADS holders or beneficial owners who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would likely not apply to ADS holders or beneficial owners who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders or beneficial owners who withdraw the ordinary shares represented by the ADSs from the ADS facility.
We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.
We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. In the event that the terms of an amendment are materially prejudicial to ADS holders’ substantial rights, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason, or the depositary agent may on its own initiative terminate the deposit agreement. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is materially prejudicial to the substantial rights of the ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADS holders have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.
The deposit agreement expressly limits our obligations and liability and those of the depositary. We and the depositary:
•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;
•	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;
•
are not liable for the inability of any holder of our ADSs to benefit from any distribution on deposited securities that is not made available to holders of our ADSs under the terms of the deposit agreement, or for any consequential or punitive damages for any breach of the terms of the deposit agreement; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.
These provisions of the deposit agreement limit the ability of holders of the ADSs to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws that apply to public companies that are not foreign private issuers.
We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on the ASX and expect to file financial reports on an annual and semi-annual basis, we will not be required to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year.
These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor and there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
As a foreign private issuer and following the listing of our ADSs on the Nasdaq Global Market, we will be subject to their corporate governance listing standards. However, the governance rules of Nasdaq permit foreign private issuers to follow the corporate governance practices of their home country. Some corporate governance practices in Australia may differ from Nasdaq corporate governance listing standards. For example, we could include non-independent directors as members of our Remuneration Committee, and our independent directors may not necessarily hold regularly scheduled meetings at which only independent members of the board of directors are present. In addition, the corporate governance practice in our home country, Australia, does not require a majority of our board to consist of independent directors (although it is recommended) or the implementation of a nominating and corporate governance committee (although the establishment of a nominating committee is also recommended). Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Board Practices.”
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually based on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made based on information as of December 31, 2021. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of September 30, 2021, approximately 15.3% of our outstanding ordinary shares are held by U.S. residents.
The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we cease to be a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ordinary shares and ADSs less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.07 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act.
We will incur significant increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.
As a company with ADSs that will be publicly traded in the United States, we will incur significant legal, accounting, insurance, administrative and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and Nasdaq have imposed various requirements on public companies listed in the

United States including requiring establishment and maintenance of effective disclosure and financial controls. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Our current management team has limited experience managing and operating a company that has publicly traded securities in the United States. Our management team may not successfully or effectively manage our transition to a public company listed in the United States that will be subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. It will need to divert attention from operational and other business matters to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our Company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.
Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company listed in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may adversely affect our business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for the ADSs.
We identified material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for the fiscal year ended June 30, 2021, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be negatively impacted.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002 the (“Sarbanes-Oxley Act”) and therefore we and our independent registered public accounting firm were not required to, and did not, make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our SEC reports and provide an annual management report on the effectiveness of control over financial reporting. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will generally not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an emerging growth company (but in no case earlier than the year following our first annual report required to be filed with the SEC). If our internal control over financial reporting is not effective, management will be required to state that in its report on internal control over financial reporting and our independent registered public accounting firm will issue an adverse report with respect to the effectiveness of internal control over financial reporting.
Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation of our financial statements as of and for the years ended June 30, 2021 and 2020, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control—Integrated Framework (2013).
The material weaknesses identified by management relate to the following:
•
Limited personnel in our accounting and finance functions have resulted in our inability to establish sufficient segregation of duties across the key business and financial processes of our organization;

•
Lack of appropriately designed, implemented and documented procedures and controls to allow us to achieve complete, accurate and timely financial reporting, including controls over the preparation and review of account reconciliations and journal entries, and controls over information technology including access and program change management to ensure access to financial data is adequately restricted to appropriate personnel; and

•	Lack of personnel with the appropriate knowledge and experience related to SEC reporting requirements to enable us to design and maintain an effective financial reporting process.
As of the date of this registration statement these remain material weaknesses. We cannot assure you that the measures that we have taken, and that will be taken, to remediate these material weaknesses will, in fact, remedy the material weaknesses or will be sufficient to prevent future material weaknesses from occurring. We also cannot assure you that we have identified all of our existing material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.
As part of our plan to remediate these material weaknesses we intend to implement a number of measures to address the material weaknesses that have been identified including: (i) hiring additional accounting and financial reporting personnel with SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through training and education in SEC rules and regulations, (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions designed to ensure the accuracy and completeness of the Group’s consolidated financial statements and related disclosures, (iv) implementing formal processes and controls to identify, monitor and mitigate segregation of duties conflicts, and (v) improving our IT systems and monitoring of the IT function.
The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our financial statements or result in our auditors issuing a qualified audit report. Remediating material weaknesses will absorb management time and will require us to incur additional expenses, which could have a negative effect on the trading price of our ordinary shares and the ADSs. In order to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.
It is possible that, had we and our independent registered public accounting firm performed a formal assessment of the effectiveness of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.
If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm are unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our ordinary shares and the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.
Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, and those difference may be material. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.
We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
Our ordinary shares are quoted in Australian dollars on the ASX and the ADSs will be quoted in U.S. dollars. In the past year, the Australian dollar has generally strengthened against the U.S. dollar; however, this trend may not continue and may be reversed. Any significant change in the value of the Australian dollar may have a negative effect on the value of the ADSs in U.S. dollars. In particular, if the Australian dollar weakens against the U.S. dollar, then, if we decide to convert our Australian dollars into U.S. dollars for any business purpose, appreciation of the U.S. dollar against the Australian dollar would have a negative effect on the U.S. dollar amount available to us. Consequently, appreciation or depreciation in the value of the Australian dollar relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.
Risks Related to Tax Matters
Our ability to utilize our net operating losses to offset future taxable income may be prohibited or subject to certain limitations.
Prior or future changes in our ownership could limit our ability to use our net operating losses (“NOLs”) to offset future taxable income. In general, in the United States, Section 382 of the Internal Revenue Code of 1986, as amended, provides an annual limitation with respect to the ability of a corporation to utilize its tax attributes, including its NOLs, against future taxable income in the event of a change in ownership. The use of tax losses incurred prior to a change in ownership may also be limited in Australia. We have not determined whether we have undergone a change in ownership for United States or Australian tax purposes, and it is possible that we may have undergone such a change previously or may undergo such a change as a result of future transactions in our stock (many of which are outside our control). If it is determined that we have previously experienced such an ownership change, or if we undergo one or more ownership changes as a result of future transactions, we may be unable to use all or a portion of our NOLs to offset our future taxable income in the United States or Australia. Any limitations on our ability to use our NOLs may cause income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case, reducing or eliminating the benefit of such NOLs. This could adversely affect our financial condition and operating results.
If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.
Generally, we will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) at least 75% of our gross income is “passive income” or (2) at least 50% of the average quarterly value of our total gross assets (which would generally be measured by fair market value of our assets) is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income.
Based on our current and anticipated operations and composition of our assets and income, we believe that we should not be a PFIC for the current taxable year, and currently do not expect to become a PFIC in the foreseeable future. However, the determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares. The market price of our ADSs and ordinary shares may fluctuate, and a significant decrease in the market price could cause us to be treated as a PFIC. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future year.
If we were to be a PFIC, a U.S. holder would be subject to increased tax liability (generally including an interest charge on certain taxes treated as having been deferred under the PFIC rules) on any gain realized on a sale or other disposition of our ADSs or ordinary shares and on the receipt of certain “excess distributions” received with respect to our ADSs or ordinary shares, unless such U.S. holder makes certain elections. One such election, the “QEF Election,” will be unavailable to a U.S. holder because we do not intend to provide information that a U.S. holder would need to make a valid QEF Election.
U.S. holders should consult their tax advisors regarding the potential application of the PFIC rules to their ADSs or ordinary shares, and should see the discussion below under “Material U.S. Federal Income Tax and Australian Tax Considerations—U.S. Federal Income Tax Considerations.”
If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. person is treated as owning, directly or indirectly, at least 10% of the value or voting power of our equity, such U.S. person would be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group currently includes one entity that is treated as a U.S. corporation for U.S. federal income tax purposes, all of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries that are treated as corporations for U.S. federal income tax purposes will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions on our ADSs or ordinary shares. An individual who is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Internal Revenue Code. U.S. persons should consult their tax advisors regarding the potential application of these rules to their investment in our ADSs.
Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.
Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

Item 4.	Information on the Company
A.	History and Development of the Company
We were incorporated under the laws of Australia in 2012 under the name Graphitecorp Pty Limited. In 2015, we completed an initial public offering of our ordinary shares and the listing of our ordinary shares on the Australian Securities Exchange, or the ASX, and changed our name to GRAPHITECORP Limited. In 2017, we changed our name to NOVONIX Limited.
In June 2017, we acquired Battery Technology Solutions, Inc. (“BTS”). BTS was founded by researchers from the research group at Dalhousie University, formerly headed by Dr. Jeff Dahn. BTS aims to provide cutting edge battery R&D capabilities and technological advantage.
NOVONIX Anode Materials (formerly PUREgraphite LLC) was established in March 2017 as a joint venture to develop and commercialize ultra-high purity high performance graphite anode material for the lithium-ion battery market focused on electric vehicles, energy storage and specialty applications. In fiscal year 2019, we exercised our call option, pursuant to which we acquired all of our joint venture partner’s interest in NOVONIX Anode Materials and increased our ownership to 100%.
On July 28, 2021, we completed the purchase of an approximately 404,000 square-foot facility in Chattanooga, Tennessee, “Riverside” (locally referred to as “Big Blue”).
Our headquarters is located at Level 8, 46 Edward Street, Brisbane, Queensland 4000, Australia, and our registered office is located at Level 11, 66 Eagle Street, Brisbane Queensland, Australia. Our telephone number is +1 423-298-1007. Our agent for service of process in the United States is National Registered Agents, Inc., located at 1209 Orange Street, Wilmington, DE 19801. Our website address is www.novonixgroup.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website is not part of this registration statement.
B.	Business Overview
Overview
NOVONIX provides battery materials and development technology for leading battery manufacturers, materials companies, automotive original equipment manufacturers (“OEMs”) and consumer electronics manufacturers at the forefront of the global electrification economy. Our core mission is to accelerate the continued advancement and scaling of electric vehicle batteries and energy storage solutions through our advanced, proprietary technologies that can deliver longer cycle life performance at lower costs. Through our in-house technology and capabilities, as well as our front-line access to industry trends, we intend to be an industry leader, delivering what we believe to be the most advanced and cost effective battery and energy storage technologies for our customers.
We currently operate two core businesses: NOVONIX Battery Technology Solutions (“BTS”) and NOVONIX Anode Materials.

NOVONIX Battery Technology Solutions provides industry leading battery testing technology and research and development (“R&D”) services to create next generation batteries. BTS also serves as the pillar of innovation across the NOVONIX ecosystem by creating a positive feedback loop with our NOVONIX Anode Materials business as well as our developing applications and strategic partnerships including our cathode materials business and our new work in the grid energy storage market. This collaboration drives our continuous technological innovation and enables us to deliver best-in-class products and services for customers.

The NOVONIX Battery Technology Solutions business consists of two core offerings:
•
Development Technologies: Our primary technology products include Ultra-High Precision Coulometry (“UHPC”) Cyclers for quick, reliable predictions of battery lifetime and Differential Thermal Analysis (“DTA”) to make non-destructive measurements of changes to battery electrolyte composition over time.

•
R&D Services: Our materials development and characterization, cell design and prototyping, and cell testing services provide our customers with the resources to rapidly accelerate the development and fulfillment of their battery needs.

BTS’ proprietary testing technology and R&D capabilities have the potential to accelerate R&D timelines for our customers from years to just weeks. BTS’ equipment and services are used by researchers and leading battery manufacturers, including Panasonic, CATL, LG Chemical, SK Innovation, and Samsung SDI, as well as numerous materials companies, OEMs, and consumer electronics manufacturers.
BTS’ business has been critical in supporting the development of our NOVONIX Anode Materials business by providing us with industry and market insight to inform the development of innovative materials. Our NOVONIX Anode Materials business was established in March 2017 to commercialize what we believe is the most advanced and cost effective graphite anode material in the market for EV and energy storage applications. These end-markets continue to demand high performance batteries with longer life cycle, while at the same time requiring lower costs to continue to drive mass adoption. Anode materials are one of the most significant components that define the overall performance, reliability, and cycle life of the battery cell. To our knowledge, we are the only qualified U.S.-based producer of battery-grade synthetic graphite anode material and believe we are well-positioned to support the rapid growth in demand for these advanced anode materials in North America and globally.

Based on internal testing, NOVONIX Anode Material’s synthetic graphite is competitive or superior to many existing graphite anode materials in capacity, first cycle efficiency and cycle life, while we expect to maintain competitive production cost (as measured by US$/tonne or US$/kWh). NOVONIX Anode Material’s synthetic graphite is produced to very high purity relative to graphite anode materials currently in the market, to improve performance and safety and uses an energy efficient process with no hazardous chemicals, unlike traditional graphite production processes that use lower efficiency graphitization furnaces powered by high carbon emission sources of energy or rely on strong acids for chemical purification.

Key Customer Decision Drivers for Synthetic Graphite Anode Material

Key Performance Measures	Why Important?	NOVONIX Anode Materials	Mid grade	High grade	Natural
Capacity (mAh/g)	Increases Battery Energy Density	350-360	340–350	350–360	360-365
1st Cycle Efficiency (%)	Increases Battery Energy Density	94-96	91-93	93-94	90-91
Cycle Life	Electric Vehicles and Energy Storage Systems require very long cycle life	V. High	Medium	High	Low
Cost Structure	Need to lower $/kWh of energy storage for EV and energy storage system markets	$$	$$	$$$$	$$
Safety / Purity / Quality	High safety and reliability are critical aspects for EV and energy storage system batteries	V. High	Medium	High	Low
Emissions and Chemicals	Batteries support sustainability, but the input materials must also be made in an environmentally friendly manner	V. Low	High	High	High

Source: Data based on internal measurements taken as part of verification process.

We have notably signed a non-binding memorandum of understanding with two of the world’s leading EV battery manufacturers, Samsung SDI and SANYO Electric (a Panasonic company) (“SANYO Electric”), for our anode materials, underscoring the strength of our developed technology, the performance of our materials, and the commercial position that we maintain in the North American market. This is bolstered by our A$115.13 million equity raise on the Australian Securities Exchange (“ASX”) in March 2021 and the strategic placement of ordinary shares for A$16 million in May 2021, which we believe provides funding to scale up production capacity of our anode materials to an expected 10,000 tonnes annually. In July we acquired a new production facility, “Riverside” (locally referred to as “Big Blue”), in Chattanooga, Tennessee that is planned to be the site for expansion to at least 10,000 tonnes per year of production capacity. We are aiming to achieve an annual production capacity rate of 10,000 tonnes of anode material by early 2023. In September 2021, we consummated a transaction with Phillips 66 pursuant to which Phillips 66 acquired a 16.2% interest (based on 482,563,962 ordinary shares outstanding at September 30, 2021) in NOVONIX Limited for US$150 million (the “Phillips 66 Transaction”). We believe the Phillips 66 Transaction will help support a capacity expansion of an additional 30,000 tonnes of our anode materials per year, which would enable us to achieve production of 40,000 tonnes of anode material per year by 2025.
NOVONIX also entered the grid energy storage market by partnering with Emera Technologies in February 2021. Emera Technologies is a Florida-based subsidiary of Emera Inc., a Nova Scotia-based power utility company. We are working with Emera Technologies to design battery pack systems to support microgrids that, if successfully produced, will provide solar power directly to homes in North America. This opportunity highlights the value of BTS in working with companies and industries across the battery value chain to unlock new opportunities that remain focused on delivering high performance battery technology.
We continue to expand our capabilities through strategic investments as well as our long-term sponsorship of the group led by leading battery materials innovator, Dr. Mark Obrovac at Dalhousie University. Throughout his career, Dr. Obrovac has obtained a number of patents in the field of battery science, and under our current arrangement has jointly filed with NOVONIX an additional six patent applications, all in the field of battery science covering anodes, cathodes, electrolyte, and binder materials. We regard this sponsorship as important support of our innovation as we continue to develop new materials and process technologies. To date, the sponsorship has contributed to the development of our intellectual property for various battery materials and the associated technology that NOVONIX has filed patent applications for, and most notably, two developments in cathode material processing technology. The first is our Dry Particle Microgranulation (“DPMG”) technology which we expect to enable us to deliver higher yields at lower costs. The second is our Single Crystal Cathode (“SCC”) dry processing technology for synthesizing high energy density cathode materials that has the potential to lower cost and extend battery life.
Additionally, on July 1, 2021, that Dr. Jeff Dahn, a renowned researcher in battery materials and processes, joined the NOVONIX team as Chief Scientific Advisor. Dr. Dahn’s addition further enhances our R&D capabilities.
Our Market Opportunity
Efforts to decarbonize the global economy have accelerated in recent years, supported by government regulations, technological innovation, corporate actions, and environmentally conscious consumers. Two key pillars of the “Electrification Economy” are the transition to modes of transportation with a lower carbon footprint, particularly a transition from internal combustion engine (“ICE”) powertrains to battery powered electric vehicles as well as an increased reliance on clean and renewable energy generation, and the resulting focus on energy storage solutions to ensure a stable electric grid. We believe our technologies are positioned to address opportunities presented by each of these pillars.
An increasing number of national and local governments have enacted emissions targets and instituted incentives for companies and consumers to promote the growth and adoption of EVs and renewable energy. Additionally, governments are increasingly investing more in infrastructure to support these carbon reduction and electrification initiatives. For instance, in the United States, the administration of President Biden has proposed a multi-trillion dollar infrastructure plan, with a significant portion to be allocated to EV development and charging infrastructure as well as clean and renewable energy – this is in addition to a recently announced initiative to fully transition the U.S. government’s fleet of vehicles to EVs.
These global policies and changing consumer preferences have led to the announcement of electrification plans from numerous global auto OEMs. For instance, Ford announced that its passenger vehicles line in Europe will be all-electric by 2030, GM announced its plans to go “all electric” by phasing out all internal combustion passenger vehicles by 2035, and Jaguar Land Rover announced plans for an all-electric vehicle line by 2025. Similarly, both existing energy utilities as well as emerging energy companies have announced plans to heavily invest in clean and renewable technology and grid energy storage solutions as the energy transition accelerates. As more renewable energy generation enters the electrical grid, energy storage requirements are expected to grow significantly to regulate the variable production from sources such as wind and solar energy.

The announcements and investments geared at decarbonizing the economy and the advancements of lithium-ion batteries have driven a step change increase in expected growth in electric vehicle demand and renewable energy and have had a flow-on effect to demand for energy storage applications. According to data as of Q1 2021 provided by Benchmark Minerals Intelligence (“Benchmark”), a leading consulting firm focused on the electric vehicle and energy storage supply chain, global EV penetration is estimated to grow to 28% by 2030, requiring installed electric vehicle battery capacity to grow to 1,928GWh globally also by 2030. Additionally, demand in the energy storage market (“ESS”) is estimated by Benchmark to increase from 12GWh in 2020 to 358GWh by 2030.

Despite these growth forecasts, this energy transition faces a number of technological and cost hurdles that have to date limited widespread adoption of electric vehicles. For instance, according to Benchmark as of Q1 2021, electric vehicle penetration was 2.9% in 2020. To help achieve future penetration and battery capacity growth projections, we believe that further innovation of battery technologies and materials is required to concurrently increase the cycle life of batteries while driving costs lower to ensure competitive consumer pricing relative to ICE powertrains. While industry participants have to date delivered significant gains with respect to battery charging times, safety, and energy density potential, we believe that significant improvements in cycle life and cost are needed to facilitate widespread EV adoption.
We believe that our proprietary battery technology, including our advanced testing, R&D, and anode and cathode materials technologies have the potential to become critical components in unlocking the full performance capabilities of lithium-ion batteries, while also reducing costs, thus supporting the mass adoption and growth of EVs and renewable energy.
Our internal testing supports that incumbent anode materials in the EV sector have limited cycle life and larger range loss over time relative to our NOVONIX Anode Materials. As EVs become more integrated with grid storage applications, we view cycle life as becoming even more important to auto OEMs and consumers as their vehicles may be expected to provide electricity back into the grid and therefore are charged and discharged more frequently, rather than only supporting EV driving. As evidence of this opportunity, market participants have begun to invest in technologies that provide this capability. For instance, Volkswagen announced during its Power Day in March 2021 that beginning in January 2022 every EV from the Volkswagen Group that uses the MEB (Modular Electrification Toolkit) electrical platform will have Vehicle-to-Grid (V2G) capability, enabling those EVs to charge from the electrical grid and also return electricity to the grid on demand. Furthermore, we believe that if autonomous vehicles and “robo-taxis” become a reality, their adoption will result in an increase in the number of miles put on vehicles, requiring materials with increased cycle count. We believe our materials are best suited to address this opportunity. Our testing to date indicates that our anode materials have best-in-class coulombic efficiencies and capacity retention leading to longer cycle life and less range loss over time.

NOVONIX Anode Material's Coulombic Efficiency and Capacity Retention

Improved Coulombic Efficiency (CE)[1]

1.0000
0.9995
0.9990
0.9985
0.9980
0.9975
0.9970
0
5
10
15
20
25
Cycle
Synthetic
Natural

Improved Capacity Retention[1]

1.00
0.96
0.92
0.88
0.84
0.80
0
200
400
600
800
1000
Cycle
Synthetic
Natural

1. Data based on internal measurements taken as part of verification process.

The above chart shows the Coulombic Efficiency, which is the efficiency with which lithium atoms are stored during charge and released during discharge, and capacity retention of cells comparing different commercial anode materials to NOVONIX’s anode material, based on internal testing. These test cells were built on the BTS pilot line using an NCM 622 cathode and anodes comprising NOVONIX’s anode material, a commercial synthetic graphite, or a commercial natural graphite. The early improvements Coulombic Efficiency measured using NOVONIX’s UHPC equipment result in the improved performance in long term capacity retention tests (approximately one year of testing) of NOVONIX’s anode material compared to the commercial anode materials that were tested.
We also believe that we are well positioned to capitalize on opportunities in the cathode materials market. Currently, incumbent cathode technologies generally force consumers to choose between range and price, with a high iron content cathode chemistry having lower energy density (shorter range) at a lower price and a high nickel content cathode chemistry having higher energy density (longer range), but at a higher price. We believe that our NOVONIX Cathode Materials technology will provide the advantages of the high energy density of nickel content cathodes, with a more competitive cost structure competitive to high iron content cathode chemistries (in US$ / kWh).

Benefits of Our Technology
The NOVONIX technology and materials ecosystem enables us to play a critical role across the battery value chain. While our primary focus is the development of specialty materials and technology for battery cell and pack production, our participation across the broader value chain provides us with in-depth industry visibility. We believe that this gives us the insight to better anticipate and understand the needs of existing and potential customers as we continue to advance and expand our capabilities.

NOVONIX
Better Performance, Longer Life, Lower Cost
NOVONIX
Battery Technology Solutions
Primary Focus
Battery Raw Materials
VALE
NOUVEAU MONDE GRAPHITE
SYRAH
Seadrift Coke L.P.
Livent
GanfengLithium
TOKAI CARBON
PHILLIPS 66
SQM
Battery Material Refining
Livent
ALBEMARLE
GanfengLithium
NOUVEAU MONDE GRAPHITE
SQM
CGG
umicore
Specialty Battery Materials
NOVONIX Anode Materials
NOVONIX Cathode Materials
Hitachi Chemical
JM Johnson Matthey
NOUVEAU MONDE GRAPHITE
BASF
SILA
Battery Cell and Pack Production
SAMSUNG
SAMSUNG SDI
SANYO
Panasonic
LG Chem
ROMEO
SK innovation
QuantumScape
NOVONIX Emera
Energy Storage Partnership
EV & ESS OEMs
TESLA
gm
TOYOTA
HONDA
LUCID

Companies presented above are for indicative purposes only and not a representation of customer relationships.

Battery Technology Solutions
Our internal testing supports our belief that our BTS business offers the most accurate lithium-ion battery cell testing equipment and services currently available in the market globally. These technologies include Ultra-High Precision Coulometry and Differential Thermal Analysis systems that were first developed by key members of our team, including our CEO, Dr. Chris Burns, when working with the research group at Dalhousie University headed by Dr. Jeff Dahn and commercialized as a result of R&D efforts backed by our team of engineers and research professionals. After the development of these industry leading technologies, we expanded our in-house R&D services through installing a full battery cell design and prototyping pilot line and significantly expanding our internal testing capabilities. This has allowed BTS to play a role in providing services to our customers to rapidly accelerate their battery development. In addition, BTS is critical in providing real-time feedback to our internal team of researchers to further drive the growth and development of our anode materials, cathode materials, and energy storage venture, and we believe BTS will continue to drive the development of new cutting edge innovations across the entire battery value chain.

NOVONIX’s Complete Battery Cell Technology is Leading the Way
for the Next Generation of Batteries

NOVONIX Anode Materials
NOVONIX Anode Materials’ synthetic graphite can deliver superior performance in lithium-ion batteries relative to those using competing natural and synthetic graphite, while also being produced through lower cost and cleaner process technology. Our proprietary anode materials consistently outperform commonly used industry materials in head-to-head internal testing for Coulombic Efficiency, which is the efficiency that lithium atoms are stored during charge and released during discharge, thus driving longer cycle life. In EV applications, this efficiency translates into reduced loss of range over time as seen in the above figure. The superior performance of our anode material is driven by its high purity and our proprietary process technology resulting in better electrochemical stability of our synthetic graphite materials.
Dry Particle Microgranulation Technology
In May 2020, together with Dalhousie University, we announced the development of DPMG, a breakthrough processing method that can be applied to the manufacturing of both anode and cathode materials for lithium-ion batteries. Relative to other methods, our internal lab testing has shown DPMG improves product yields while also reducing chemical waste, production costs, and environmental impact. DPMG provides a method for synthesizing highly engineered particles through the consolidation of fine materials, that may otherwise be waste, into particles that can be up to tens of microns and suitable for use in lithium-ion batteries. The process tightly conforms the way microgranuals form during the manufacturing process from a variety of input materials. Pursuant to the terms of our collaborative research agreement with Dalhousie University, we exclusively own all intellectual property in and to DPMG without any ongoing obligations with respect to that intellectual property, including any royalty payments to Dalhousie University. NOVONIX currently plans to install a 10 tonnes per year pilot line in 2022 to leverage this technology in making high nickel cathode materials.
Single Crystal Cathode Materials
Leveraging our DPMG methodology, we have developed process technology to also produce single crystal, high energy density cathode materials. Single crystal cathodes have in many instances been shown to provide better cycling performance, replacing the traditional polycrystalline structure of battery cathodes that is prone to cracking and degradation during cycling, resulting in lower overall cycling performance. The current method for making most polycrystalline and single crystal cathodes involves complex wet-chemical processing which can produce significant amounts of waste streams. Through utilizing our dry processing technology, we believe our cathode materials will have best-in-class performance while also improving the costs and sustainability of lithium-ion batteries.
Advanced Electrolytes
We are working on the development of new advanced electrolytes, some of which have demonstrated superior performance to products currently in the market during internal testing. Electrolyte systems are the third key element to battery lifetime along with the anode and cathode active materials. We expect our electrolytes to further enhance and optimize battery performance, particularly when used in conjunction with our anode and cathode materials. We are currently in the process of developing our advanced electrolyte technology and seeking patent protection for this technology in connection with further advancements in battery cycle life.
Our Competitive Strengths
We develop and supply what we believe is the most accurate battery testing technology in the world. Our Ultra-High Precision Coulometry technology for short term reliable evaluation of the cycle life of lithium-ion cells was developed in the laboratory at Dalhousie University by Dr. Jeff Dahn, who joined our team as Chief Scientific Advisor on July 1, 2021. Our CEO, Dr. Chris Burns, was a team lead of that laboratory. This testing technology delivers high accuracy, high precision measurements that are reliable and repeatable, with the potential to allow cycle life evaluation to be made in weeks instead of years. We believe our Ultra-High Precision Coulometry technology provides significantly higher grading measurements than our competitors, enabling us to support the most urgent and innovative performance cell testing projects and is used by industry leaders across the battery sector.
Our proprietary process technology and capabilities across the battery and energy storage value chain drive innovation and commercial opportunities. By playing a critical role across the full value chain, our proprietary testing and development technologies provides us with in-depth visibility into industry and technological trends ranging from materials to end use cases and requirements. We believe that this access should allow us to remain at the forefront of lithium-battery technology. As the broader battery and energy storage industry continues to evolve, we are committed to continuing to expand into new and emerging technologies beyond lithium-ion.
To our knowledge, we are the only qualified U.S.-based supplier of battery-grade synthetic graphite anode material, with capacity scaling as market demand grows. Projections by Benchmark as of Q1 2021show anode material demand growing to ~940 GWh by 2025, which would require 1,126 Kt of graphite per year. This growth coupled with a lack of geographic diversification for battery materials creates potential supply chain security issues for U.S.-based EV OEMs and battery manufacturers. Our NOVONIX Anode Materials business is well-positioned to help alleviate this problem as U.S. and non-U.S. companies seek to diversify their suppliers of battery materials with the goal of sourcing material within the U.S. To our knowledge, we are the only qualified U.S.-based supplier of battery-grade synthetic graphite anode material with a scalable and contractor-qualified product currently in production.
Our anode materials have longer cycle life coupled with lower costs. NOVONIX Anode Materials’ premium graphite showcases higher Coulombic Efficiency as well as capacity retention compared to industry leading materials in head-to-head comparisons (including a tier 1 automotive OEM cell used as a reference benchmark). We believe NOVONIX’s materials have the highest purity in the market as they contain essentially no contaminants, enhancing safety as well as performance. We believe NOVONIX Anode Materials’ process is also a “greener” alternative as it utilizes several lower emission energy sources and no chemical purification, avoiding the environmental and safety risks of such processes. The strength of NOVONIX Anode Materials’ products are evidenced by our memorandum of understanding with each of Samsung SDI and SANYO Electric for our anode materials. Our mission is to be a leader with high performance, longer life, lower costs, and “greener” materials.
Our offerings are directly compatible with today’s installed and planned battery manufacturing technology. NOVONIX Anode Materials provides proven technology that can be integrated into current cell designs with no material additional costs to cell manufacturers. A very limited number of suppliers are established outside of Asia, which could lead to lack of localized supply options. The plug and play characteristic along with superior material performance and competitive pricing is expected to drive continued industry adoption of our offerings.
Our research and development team consists of renowned battery technology researchers including Dr. Jeff Dahn and Dr. Mark Obrovac. Dr. Jeff Dahn, who joined our team as Chief Scientific Advisor on July 1, 2021, is a leading researcher in the field of lithium-ion batteries and materials. Dr. Dahn is a named inventor on 65 patents and patent applications. Dr. Mark Obrovac is another renowned researcher in battery materials and process technology, a NOVONIX sponsored researcher, and the head of the Obrovac Research Group at Dalhousie University. With the support of leading innovative battery technology researchers, we believe NOVONIX is well-positioned to remain at the forefront of battery technology.

We are partnering with industry leading companies. To further the development and production of advanced anode materials, we are partnering with Harper International, a global leader in complete thermal processing solutions and technical services for the production of advanced materials, to develop proprietary next-generation furnace technology. We expect that partnering with Emera Technologies to design battery pack systems to support microgrids will further drive our technology development within the energy storage industry. As part of our memorandum of understanding with Samsung SDI, we have agreed to collaborate on future NOVONIX materials and techniques. These arrangements demonstrate that industry leaders have identified NOVONIX as a strategic partner for continued innovation.
We have received support from the U.S. Government. In January 2021, we were selected to receive a US$5.58 million grant from the U.S. Department of Energy. When finalized and funded, this grant is expected to facilitate the development of our proprietary next generation furnace technology. If successful, we believe that technology has the potential to lead the market in energy efficiency, environmental impact, and capital cost. In addition to our existing relationship with Harper International, Phillips 66, a global producer of petroleum needle coke, has partnered on this project to provide feedstock materials. We believe that this grant demonstrates the commitment by the U.S. Government to support the establishment of domestic supply of high-performance battery materials, while highlighting the expertise, progress, strategic partnerships, and technology NOVONIX has developed.
Our Growth Strategy
Maintain technology leadership throughout the EV battery and energy storage supply chain. We are committed to bringing better battery technology to market rapidly by leveraging our advanced R&D capabilities, proprietary technology, and strategic partnerships. We believe our BTS technology and research teams provide us with the resources to stay at the forefront of innovation within the rapidly evolving battery and energy storage landscape. We are committed to continuing to leverage our competitive advantage to expand our offerings and technological know-how into other advanced offerings including lithium-metal and beyond lithium-ion technology.
Execute on development of NOVONIX Anode Materials production capacity with hopes to expand to 150,000 tonnes per year. We intend to expand the production scale of our qualified anode product to meet the expected strong growth in demand from EVs. We are targeting annual production capacity of 10,000 tonnes of NOVONIX Anode Materials in 2023, with further hopes to expand annual production capacity to 40,000 tonnes in 2025 and 150,000 tonnes in 2030.
Commercialize our proprietary pipeline of advanced battery materials and process technologies. We are currently expanding opportunities to work with partners globally to commercialize our proprietary and patent-pending cathode production process. The cathode commercialization project is progressing with the completion of our first phase pilot line in January 2021 and we are working to meet key testing milestones over the next 12-18 months as we expand our next phase of pilot scale production and evaluate material performance in cells built on BTS’ battery line. Our broader battery technology pipeline contains a number of innovative materials and processes in advanced anodes, cathodes and electrolytes that we expect to continue to develop.
Further broaden the use of our battery technology in grid storage applications. Our proprietary technology enables us to apply our advanced capabilities and solutions to energy storage applications that we believe will be critical to the growth of the clean energy economy. We believe that partnering with Emera Technologies illustrates our ability to apply our technology and know-how into grid storage applications. We currently are seeking to work together with Emera Technologies in connection with the potential manufacture and delivery of residential energy storage systems in the next 12-18 months.
Invest in our people. Our continuous improvement culture requires that we hire and retain the best engineers and research scientists in our industry. We intend to continue to invest in our people through training and development designed to ensure we attract and retain the best talent in the industry.
Our Strategic Partnerships
We have established strategic partnerships that further support our continued development of advanced battery materials and manufacturing technologies, as well as accelerate market access for our products and services. These partnerships are expected to help us scale quickly across sectors and geographies, validate our proprietary technologies for customers in new markets, and enable NOVONIX to remain at the forefront of market trends in the development of our next generation of products and services.
Our strategic partnerships include:
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Dalhousie University – In February 2021, we announced a five-year extension of our sponsorship of Dr. Mark Obrovac’s laboratory at Dalhousie University through the execution of a collaborative research agreement. We have sponsored Dr.Obrovac’s group since 2018 through a Natural Sciences and Engineering Research Council of Canada Alliance Grant. Under the agreement, we have agreed to pay Dalhousie University in quarterly installments and, in exchange, Dr. Obrovac will provide us with his reasonable efforts and expertise, a research team and assignment or transfer of patents for intellectual property created as a result of the research. We have filed six patent applications covering technology developed as a result of our collaboration with the university. Additionally, we have, and have exercised and will continue to exercise, first rights to all intellectual property developed through this partnership, with no royalty obligations. The agreement may be terminated by 90 days’ written notice of either us or Dr. Obrovac’s group, however, in that event, we would retain all rights with respect to any and all intellectual property and research results generated by performance of the research services in the metal-ion battery chemistries and metal-ion battery materials field then in existence.

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Emera Technologies – In February 2021, we began partnering with Emera Technologies to develop residential battery pack systems to support microgrids that, if successfully produced, will provide solar power directly to homes. Over the past year, our teams collaborated pursuant to a design services agreement to design a battery pack including innovative designs, custom manufacturing and control systems to support Emera Technologies’ BlockEnergy microgrid currently being implemented in a new residential community in the United States. Pursuant to a memorandum of understanding, we are seeking to work together with Emera Technologies in connection with the potential manufacture and delivery of residential energy storage systems in the next 12-18 months. Under our memorandum of understanding, subject to Emera’s agreement, we intend to form a new entity that is jointly owned by us and Emera Technologies. We would be primarily responsible for performing design services in respect of the design of the battery block system, including the production of prototypes and the testing thereof. The memorandum of understanding will expire no later than June 2023, and may be terminated earlier by mutual written agreement. Under the memorandum of understanding, Emera would have first right to purchase all battery systems produced by the new entity. We believe that our collaboration with Emera Technologies offers the potential for new future opportunities across North America.

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Harper International Corporation – In December 2020, we entered into a strategic, non-assignable, agreement with Harper to develop specialized furnace technology intended to enhance our synthetic graphite manufacturing process. Through this agreement, Harper has developed, and will continue to develop, systems that are exclusive to NOVONIX in the battery-ion field in exchange for us purchasing at least one system per year. This agreement may be terminated by mutual written agreement at any time or in the case of a breach by Harper, and will automatically terminate 18 months after our last purchase of a furnace from Harper. We may choose to employ different technology under the agreement, however Harper retains the right of first offer to supply a similar offering at a reasonably competitive performance, pricing and delivery.

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SANYO Electric (a Panasonic Company) – Following positive testing results of our NOVONIX Anode Material’s premium synthetic graphite, in October 2019, we entered into a non-binding memorandum of understanding with SANYO Electric, one of the leading manufacturers of lithium-ion batteries for a variety of applications, including electric vehicles and energy storage systems, to investigate the opportunity to supply NOVONIX anode materials for use in lithium-ion battery manufacturing. We have agreed to scale production of graphite anode material at our manufacturing facilities in Tennessee and SANYO Electric has agreed to analyze samples and provide us with feedback in furtherance of a good faith effort in reaching a deal to supply our product to SANYO Electric or its affiliates for use in lithium-ion battery manufacturing. Through the June 2021 quarter, NOVONIX has produced anode materials using the Generation 2 furnace system to support next steps in customer qualification programs. As of July 2021, the first mass production materials from the Generation 2 furnace system have been shipped to SANYO Electric for qualification.

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Samsung SDI – In December 2019, we entered into a non-binding memorandum of understanding to agree to supply lithium-ion battery anode material to Samsung SDI, an international manufacturer of lithium-ion batteries. Under the agreement, we have agreed to supply Samsung SDI with 500 tonnes of lithium-ion battery anode materials beginning in late 2021, subject to quality testing, with the potential for larger volumes to be supplied thereafter. As part of our memorandum of understanding, we agreed with Samsung SDI to collaborate on future NOVONIX materials and techniques.

Industry Background
Lithium-ion Battery Overview
Lithium-ion batteries have emerged as the leading technology for rechargeable batteries. The first commercialization of lithium-ion battery technology was by Sony and Asahi Kasei in 1991. Since then, lithium-ion batteries have played an increasingly important role within the electrification ecosystem, first in consumer electronics and now in the rapidly growing EV and energy storage markets.
Lithium-ion battery technology has many advantages relative to other battery chemistries and is generally considered the optimal solution for EVs and energy storage applications. In particular, lithium-ion batteries (1) have higher density relative to many other types of batteries, such as a nickel batteries, resulting in higher power output, (2) are lower maintenance relative to other battery types that require regular cycling or refilling battery fluid, (3) have a much lower self-discharge rate compared to other types of rechargeable batteries, enabling lithium-ion batteries to achieve very long cycling performance in their applications, and (4) have lower risks associated with volatile materials, specifically flammable fuels and battery acid.
A lithium-ion battery cell is composed primarily of three main components: positively charged cathode, negatively charged anode, and the electrolyte. The cathode releases ions while it is charging and then absorbs them while discharging; conversely, the anode absorbs ions during charging and releases them while discharging. The electrolyte acts as a medium for the transportation of lithium ions between anode and cathode while corresponding electrons travel through the external circuit, thus driving the charging cycle.

Electrification Trends and the Evolving Market for Lithium-ion Technology
Efforts to decarbonize the global economy coupled with increasingly environmentally conscious consumers have spurred new markets and robust demand for lithium-ion battery technology. The two key pillars in the Electrification Economy are the transition to modes of transportation with a lower carbon footprint, particularly a transition from internal combustion engine (“ICE”) powertrains to battery-powered electric vehicles, and an increased reliance on clean and renewable energy generation, and the resulting focus on energy storage solutions to ensure a stable electric grid.
An increasing number of national and local governments have enacted emissions targets and instituted incentives for companies and consumers to promote the growth and adoption of EVs and renewable energy production. Additionally, governments are increasingly investing more in infrastructure to support these carbon reduction and electrification initiatives. For instance, in the United States, the administration of President Biden has proposed a multi-trillion dollar infrastructure plan, with a significant portion to be allocated to EV development and charging infrastructure as well as clean and renewable energy – this is in addition to a recently announced initiative to fully transition the U.S. government’s fleet of vehicles to EVs.

These announcements and investments geared towards decarbonizing the economy coupled with advancements in lithium-ion batteries, including longer range and lower costs, are expected to drive significant adoption and growth in EVs over the next decade.

According to Benchmark Minerals Intelligence (“Benchmark”), a leading consulting firm focused on the EV and energy storage supply chain, as of Q1 2021 global EV penetration is expected to increase to 28% by 2030, relative to 2015 levels, which Benchmark projects would result in EV battery demand growing to 1,928GWh globally by 2030.

EV: Regional Demand Breakdown by 2030

EU
513,225 MWh
North America
474,379 MWh
China
550,355 MWh
ROA
245,818 MWh
South America
97,858 MWh
Other
46,068 MWh

Source: Benchmark Mineral Intelligence Q1 2021 Report.

The most significant drivers of EV adoption and growth are expected to be the passenger battery electric vehicle (“BEV”) and passenger plug-in hybrid electric (“PH EV”) segments. However, there meaningful growth is also expected in the commercial BEV and PH EV segment and other segments, including micromobility.

In anticipation of this transformational global shift to EVs driven by governmental policies and changing consumer preferences, many global auto original equipment manufacturers (“OEMs”) have announced electrification plans and targets.

Recent OEM Announcements[1]

Legacy Auto OEMs

OEM	Announcement
BMW	At least 50% of global sales to be passenger EV by 2030
Audi	Exclusively offer EVs by 2033, and last ICE vehicle introduction in 2026
Changan	60% of sales to be New Energy Vehicles (NEV) by 2030
DAIMLER	Mercedes will become an electric-only brand by 2030
BYD	5 passenger EVs and plans to have a total of 11 commercial EVs
Ford	Announced plans to spend $30bn+ on EV initiatives by 2025; all electric passenger vehicles in Europe by 2030
gm	Committed to 30 new global EVs by 2025, all electric passenger vehicles by 2035
HONDA	Aims to go all-electric by 2040
HYUNDAI	Announced $7.4bn investment in EVs and 23 EV model's globally by 2025
Jaguar	Expects to be all electric passenger vehicles by 2025
LAND ROVER	6 passenger EV models by 2025
NISSAN	100% of all-new vehicle offering in key markets to be electric by 2030, 40% of US vehicle sales by 2030 will be fully electric
PSA	100% of vehicles offered by 2025 will be electric
STELLANTIS	EV / hybrid sales +40% sales in NA and +70% sales in Europe
TESLA	Cybertruck and Semi to be released in 2022
TOYOTA	Goal is to have 70% of new vehicles sales by 2030, and aspires to sell only EVs by 2035
Volkswagen	By 2030, 70% of all sales in Europe will be EVs and 50% in North America and China
VOLVO	Plans to sell only EVs by 2030

New Auto OEMs

OEM	Announcement
CANOO	Expected start of production in Q4 2022, 15k vehicles by 2023
NIO 蔚来	Delivered ~22k vehicles in Q2 2021
Li Auto	Delivered 18k vehicles in Q2 2021, expects production of full-size premium EV SUVs in 2022
polestar	All-electric Polestar 3 is expected to begin production globally in 2022
ARRIVAL	Partnered with Uber to manufacture EV, anticipating production in Q4 2023
LUCID	Lucid Air fully reserved (10k EVs), on track for customer deliveries 2H 2021
FISKER	Targeting annual volume of 200k-250k by 2025

Source: Company filings, investor presentations, company websites, BBC, CNBC, Forbes, AutoNews, Car Buzz, Motor Trend, Electrek, NPR, CNET, Tech Crunch, and NY Times.

(1) Statements are extracts of statements relating to the expectations of or regarding other companies.

As more renewable energy generation enters the electrical grid, the requirement for energy storage is expected to grow significantly to regulate the variable production of sources such as wind and solar energy. As of Q1 2021, Benchmark estimates that global demand in the energy storage market (“ESS”) will increase from 12GWh in 2020 to 358GWh by 2030, with North America requiring 97GWH by 2030. This opportunity is evidenced by the recent strategic investments of market participants. For instance, both existing energy utilities as well as emerging energy companies have announced plans to heavily invest in clean and renewable technology and grid energy storage solutions as the energy transition accelerates.

Recent North America Energy Storage Announcements

- In August 2021, Vistra completed expansion of its battery energy storage system at its flagship California facility with additional 100MW / 400MWh operational. Total capacity is now 400 MW / 1,600 MWh.
- In January 2021, PG&E and Tesla's energy storage system in Monterey County, California went into operation. The ESS provides 300MW / 1,200MWh and was the world's largest ESS on completion.
- In August 2020, the 250 MW Gateway Energy Storage Project was brought on line in San Diego, California.
- California utility Southern California Edison signed 1,360MW of energy storage contracts in 2020. 1,000MW of storage is set come online during 2021.
- In February 2021, NextEra Energy announced a $1bn energy storage investment, including a 409MW Manatee Energy Storage Center in Florida.
- In December 2020, Con Ed and 174 Power Global signed a deal to build a 100MW / 400MWh energy storage system in NYC, able to store enough to power 16,000 homes for several hours during a summer heat wave.
- In November 2020, Nevada approved the Dry Lake Solar Project with NV Energy, a 150MW / 400MWh energy storage system.
- In November 2020, Nevada approved the Boulder Solar III with 174 Power Global and KOMIPO, a 128MW / 232MWh energy storage system.
- In November 2020, Nevada approved the Chuckwalla Solar Project with EDF Renewables, a 200MW / 720MWh energy storage system.
- In December 2020, Virginia issued regulations for Appalachian Power Company and Dominion to construct or acquire 400MW and 2,700MW of energy storage systems by 2035.

Source: Company websites.

Growth in the ESS market will be driven by the need for energy utilities to store clean and renewable energy, as well as the need to support the adoption of load-shifting energy storage systems.

EVs are also expected to play a supporting role in the ESS landscape. For instance, Volkswagen announced in April 2021 that starting in 2022, all EVs manufactured on Volkswagen’s next-gen MEB platform will have V2G (vehicle to grid) technology, bidirectional EV battery technology enabling EV’s to stabilize ESS. Transition to this new energy infrastructure—particularly the increase in EVs with bidirectional battery technology—will emphasize the importance of ultra-long cycle life batteries, as we expect that it will further prompt a step change increase in the number of cycles of optimal battery life.
The Lithium-ion Battery Value Chain
The lithium-ion value chain can be broken down into five core components:
1.	Producers of raw battery materials from earth minerals and chemicals
2.	Battery material processors and refiners such as nickel refiners, spherical natural graphite producers, and producers of lithium hydroxide and carbonate
3.	Specialty battery materials producers that use the refined battery material inputs to produce anode, cathode, and electrolyte material for use in battery cells
4.	Manufacturers of battery cells and battery pack systems
5.	End-users such as EVs and energy storage units

Battery Cost Overview
The battery pack is the most expensive part of an electric vehicle. The threshold for price parity with gasoline engines (excluding subsidies), according to Bloomberg NEF, is around US$100/kWh. While Benchmark estimates that as of Q1 2021 lithium-ion battery cell prices have decreased by a CAGR of 14.0% since 2014, prices have not yet reached this important milestone. That is expected to change in the near future. As of Q1 2021, Benchmark projects battery cell prices to decrease from US$117/kWh in 2020 to US$91/kWh in 2026, representing a decrease in CAGR of 4.1%.

The cathode chemistry of lithium-ion batteries has a material impact on costs. Lithium nickel cobalt manganese (“NCM”) is currently the leading chemistry given its high energy density and overall performance relative to other cathode chemistries. As EVs and ESS applications continue to grow, coupled with the need to develop higher performance batteries, as of Q1 2021 Benchmark estimates that NCM chemistry will account for 74% of cathodes by 2030.

Lithium nickel cobalt manganese (NCM): This chemistry can take several forms, including NCM 111 (equal amounts of nickel, cobalt, manganese), NCM 532/622 (higher energy density and lower price than NCM 111 due to a lower cobalt content), and the most recent and advanced NCM 811 (highest theoretical performance). The nickel in an NCM battery is responsible for its higher energy density (higher range), while the manganese is responsible for the stability. NCM chemistries typically have relatively long life spans even with frequent cycling. While NCM batteries contain a high energy density, they can be expensive due to the complex manufacturing process and the costs of nickel and cobalt.
Lithium nickel cobalt aluminum oxide (NCA): NCA batteries have a higher nickel content and exposure than their NCM counterparts. They are recognized for having high energy density and high cycling ability. Additionally, the inclusion of aluminum as a part of the battery chemistry provides increased battery stability in comparison to its predecessor lithium nickel oxide batteries. NCA batteries have been commonly used in EV applications; for example, Tesla has opted for this specific chemistry over other NCM chemistries in its current fleet of EV vehicles. While NCA batteries have strong use cases in EV and ESS applications, the chemistry can be dangerous in large-scale applications, such as for large passenger buses.
Lithium iron phosphate (LFP): LFP batteries offer exceptional specific power (ability to transfer a current), high durability, and long cycle lives. LFP batteries also provide enhanced thermal stability and safety. While the energy density of LFP batteries is relatively low, they can be materially less expensive than NCM batteries due to a lack of reliance on nickel or cobalt. LFP batteries may be suitable for use in electric vehicle markets where consumers are more price sensitive and where energy density is not key, as in the Chinese market, where government investment into charging infrastructure can reduce the importance of having vehicles with longer range. LFP batteries have also demonstrated viability in ESS applications due to increased safety capabilities.
Lithium cobalt oxide (LCO): LCO batteries were the first to be widely commercialized and have high energy densities. However, LCO batteries have relatively short life spans (require frequent charging), are unstable under high temperatures, and have low specific power (ability to transfer a current). Additionally, LCO batteries are reliant on cobalt, which is mostly sourced from the Democratic Republic of Congo, which has resulted in price volatility in the past. As a result, according to Benchmark as of Q1 2021, LCO is expected to steadily lose market share as it is not expected to be used in EVs or ESS applications but mainly in portable technology, such as phones and laptops.

Currently, incumbent cathode technologies generally force consumers to choose between range and price, with a high iron content cathode chemistry having lower energy density (shorter range) at a lower price and a high nickel content cathode chemistry having higher energy density (longer range), but at a higher price. We believe that our nickel NOVONIX Cathode Materials will provide the advantages of the high energy density of nickel content cathodes, with a cost structure competitive the high iron cathode chemistries (in US$/kWh).
Battery Materials Market Overview
Anode Market
In most commercial lithium-ion battery chemistries, over 90% of the anode is composed of graphite. Graphite suitable for battery use can either be produced from naturally mined flake graphite or synthetically from other carbon rich precursors, such as oil refining by-products. We believe that synthetic graphite, specifically NOVONIX’s anode material, is better suited for battery anode production, due to its higher Coulombic efficiency and improved capacity retention, leading to longer battery life and less loss of range over time. While the demand for graphite is driven by many end uses, including electrodes, refractories, foundries and lubricants, only the highest purity graphite is suitable for battery use.
As of Q1 2021, Benchmark estimates for each kWh of battery demand, 1.2 kg of graphite is required. Thus, Benchmark estimates that as of Q1 2021 demand for graphite suitable for use in batteries will grow from 256 Kt in 2020 to 1,058 Kt in 2025 to 2,570 Kt in 2030, representing a 32.8% 5-year CAGR and a 26.0% 10-year CAGR.

Other potential anode technologies include silicon, solid state, lithium titanate and mesocarbon microbeads. While silicon and solid state batteries are expected to increase their market share over time, as of Q1 2021 Benchmark expects graphite to remain the dominant anode raw material and to account for 90% of anode demand by 2030 due to its reliability and well known properties.

Cathode Market
The growth in NCM, NCA, and LFP batteries, due to the growth in the EV market, is expected to result in significant growth in the raw materials making up these cathode technologies, specifically lithium, nickel and cobalt. As of Q1 2021, Benchmark estimates that in 2020, for each kWh of battery demand, 0.76 kg of lithium, 0.57 kg of nickel and 0.32 kg of cobalt was required. As of Q1 2021, Benchmark estimates that in 2030, for each kWh of battery demand, 0.81 kg of lithium, 0.58 kg of nickel and 0.14 kg of cobalt will be required. Given the centralized resource location and associated price volatility of cobalt, demand may shift toward cathode chemistries containing less cobalt. This is expected to result in total cathode material (defined as lithium, nickel and cobalt) demand to increase from 365 in 2020 to 1,460 in 2025 and 3,658 in 2030, representing a 31.9% 5-year CAGR and a 25.9% 10-year CAGR respectively.

Competition
The battery materials market consists of a large number of small suppliers (of which we form part of that market), a smaller number of large volume suppliers and a small number of large dominating buyers. As the market is continuously growing, we face the risk that one or more competitors, or a new entrants to the market, will increase their competitive position through aggressive marketing campaigns, product innovation, price discounting, acquisitions or advances in technology. While we strive to remain competitive by way of continuing to develop our products, technologies and associated intellectual property licenses and maintaining competitive pricing. In the event we are unable to adapt to changing market pressures or customer demands, and keep pace with technological change relative to our competitors, or we are forced to reduce pricing in response to competition, our revenue and profit margins could be affected, which could have a material adverse effect on our business and cash flows, financial condition and results of our operations.
Although, to our knowledge, we are the only qualified U.S.-based supplier of battery-grade synthetic graphite anode material, there are four categories of companies that could be considered potential competition. The first are established synthetic graphite manufacturing companies outside of the United States, predominantly in Asia. While these companies do have established manufacturing capacity, they suffer from a geopolitical disadvantage not being located in the United States, and also suffer from higher energy costs. The second category of potential competition are natural graphite mining companies. Natural graphite provides historically cheaper pricing to synthetic, however natural graphite significantly underperforms relative to synthetic graphite in battery testing as well as have potential environmental concerns regarding mining practices. The third potential category of competition are existing graphitization companies in the United States. While these companies have significant furnace operations, there are no graphitization companies that have developed an economic process to manufacture battery grade synthetic graphite, and are yet to achieve commercial qualification with a tier-1 battery manufacturer. The fourth and final category of competition are companies developing disruptive technologies such as silicon anodes and solid state batteries. There are significant marketing materials available to demonstrate the promise of these potential disruptive technologies, but we are unaware of any technology that has a path to develop, a cost competitive product in the foreseeable future that will meet the increasing lifetime requirements for electronic vehicles and energy storage solutions markets and thus be able to capture more than a niche portion of the battery market.
Intellectual Property
As of September 30, 2021, we have rights to one issued patent family and six active patent applications. Our oldest patent was filed with a priority date in 2015.

The actual protection afforded by a patent varies in each country and is dependent on the type of patent, the scope of its coverage as determined by the patent office or courts in that country, and the availability of legal remedies in the country. The information in the above list is based on our current assessment of patents that we own or control or have exclusively licensed. The information is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information.
Patents expire, on a country by country basis, at various times depending on various factors, including the filing date of the corresponding patent application(s), the availability of patent term adjustment, patent term extension and supplemental protection certificates and requirements for terminal disclaimers. In most countries, including Australia and the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application or its foreign equivalent in the applicable country. In the United States, a patent’s term can be lengthened in certain cases by a patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date.
We may not be able to develop patentable products or processes or obtain patents from pending patent applications. In the event of patent issuance, the patents may not be entirely sufficient to protect the proprietary technology owned by or licensed to us or our partners. Our current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented. In addition, changes to patent laws in the United States or in other countries may limit our ability to defend or enforce our patents, or may apply retroactively to affect the term and/or scope of our patents. Our patents may be challenged by third parties in post-issuance administrative proceedings or in litigation as invalid, not infringed or unenforceable under U.S., U.K, Australian or other foreign laws, or they may be infringed by third parties. As a result, we are or may be from time to time involved in the defense and enforcement of our patent or other intellectual property rights in a court of law and administrative tribunals, such as in USPTO inter partes review or reexamination proceedings, foreign opposition proceedings or related legal and administrative proceedings in the United States and elsewhere. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings or litigation may be substantial and the outcome can be uncertain. An adverse outcome may allow third parties to use our proprietary technologies without a license from us.
Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by using confidentiality and invention assignment agreements with commercial partners, collaborators, employees and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant it ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter its development or commercial strategies for our product candidates or processes, or to obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that it may require to develop or commercialize its future products may have an adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention.
We currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition.
Regulation
Our business is subject to regulation in a number of areas. Changes in government, monetary policies and laws and regulations, among other things, can have a significant impact on our assets, operations, financial performance and, ultimately, the value of our company and our ordinary shares. Changes may occur in the U.S.,

Canada, Australia or any other country in which we operate, or subsequently start to operate. Such changes are likely to be beyond our control and may affect the industries in which we operate generally, our company in particular, or both. Non-compliance with changing laws and regulations may expose the company to legal risk via investigations or litigious proceedings from regulators, counterparties or consumers. This section sets forth a summary of the principal laws and regulations relevant to our business.
Corporations Act and ASX Listing Rules
As a company incorporated in Australia, we remain subject to the Corporations Act 2001 (Cth), or Corporations Act, and we are regulated by both the Australian Securities and Investments Commission, or ASIC, the country’s corporate regulator, and the Australian Securities Exchange, or ASX, as an entity listed on that exchange. Accordingly, we must comply with all Corporations Act requirements and the Listing Rules maintained by ASX. Changes to these rules and requirements may have an impact on our assets, operations, financial performance, value or other matters. Breaches of these rules and regulations may give rise to regulatory action from ASIC or ASX or litigious proceedings initiated by other stakeholders.
The Foreign Corrupt Practices Act
The FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Environmental, Health and Safety
Our facilities and operations are subject to numerous environmental, health and safety (“EHS”) laws and regulations which require significant capital investment on an ongoing basis and could give rise to unforeseen liability, including as a result of a governmental enforcement action or obligations to remediate contaminated sites, including third-party contaminated sites where we have sent waste for treatment or disposal. EHS laws or their enforcement may become more stringent over time which could increase our operating costs and subject us to additional liabilities.
See “Risks Related to Regulatory Matters” in “Risk Factors”.
Environmental, Social and Governance (“ESG”)
We believe that an increasing emphasis on environmentally conscious battery technologies is key to a sustainable future with prolific adoption of electric vehicles and grid energy storage systems. Many current manufacturing methods for key battery materials are energy intensive, wasteful or, in other ways, hazardous to the environment and end users and OEMs are showing desire to source materials from cleaner technologies. We are focused on the development of technologies that support key ESG criteria in the field of battery materials and technologies:
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Longer Life Batteries. We believe that the use of NOVONIX’s synthetic graphite leads to longer life batteries which therefore generate less overall waste in recycling or disposal due to the longer service life the batteries.

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Higher Energy Efficiency. Improvements in process technology demonstrated by NOVONIX Anode Materials as well as through NOVONIX’s SCC technology have the opportunity to reduce the amount of energy required to produce key battery materials. NOVONIX’s proprietary graphitization furnace technology were developed with the objective of being the highest efficiency graphitization technology.

•
Reduced Chemical Usage. NOVONIX Anode Materials uses no chemical purification so there are no risks of harmful chemical leaks, spills or exposure as well as no required harmful chemical disposal requirements. Additionally, NOVONIX’s SCC technology is a dry process, not utilizing chemicals that would typically need to be reclaimed after processing.

•
Reduced Waste Generation. NOVONIX is focused on high yield technologies to produce key battery materials. NOVONIX’s DPMG technology can allow for the manufacturing of both anode and cathode materials with virtually 100% yield with the potential to have zero no solid waste generation. NOVONIX’s SCC technology does not create any waste-water which is commonly produced in current high-nickel cathode manufacturing processes.

•
Cleaner Power Inputs. NOVONIX is focused on sourcing power for its manufacturing from clean source of energy generation. As such, our current location in the Tennessee Valley Authority has an electrical grid make-up which is over 50% non-carbon producing sources of energy including Nuclear, Hydro, Wind and Solar.

C.	Organizational Structure
The chart below contains a summary of our organizational structure and sets out our subsidiaries and associated companies as of September 7, 2021.

D.	Property, Plants, and Equipment
We maintain facilities in Chattanooga, Tennessee and Bedford, Nova Scotia, and hold interests in the MDG Project in Queensland, Australia.
Chattanooga, Tennessee
As of May 1, 2021, we lease property with an area of approximately 120,000 square feet. We acquired an additional property with an area of approximately 404,000 square feet in late July 2021. These properties are used in connection with our NOVONIX Anode Materials business.
Halifax, Nova Scotia
We own a property with an area of approximately 22,000 square feet. We also acquired a property with an area of approximately 35,000 square feet in May 2021. These properties are used in connection with our BTS business.
Australia
We hold interests in the MDG Project, a high-grade (18%+) natural graphite deposit located in Australia, which potentially provides us with access to a natural graphite resource, if desirable in the future. Despite the favorable prospects of the MDG Project, NOVONIX had previously put any exploration and development of the MDG Project on hold. In the June 2021 quarter, management initiated a strategic review of the Mt. Dromedary high-grade graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project.
We continue to hold the MDG Project in good standing while monitoring the state of the global natural graphite market and may advance the MDG Project should the right market conditions or potential strategic transaction emerge.

We believe our facilities in Chattanooga, Tennessee, and Bedford, Nova Scotia, are adequate and suitable for our current and anticipated needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
As of June 30, 2021, the net book values of tangible fixed assets were as follows:
	As at June 30, 2021	As at June 30, 2021
Asset category	Net book value A$	Net book value US$
Land	1,053,875.00	790,011.24
Buildings	6,057,545.00	4,540,888.31
Leasehold Improvements	527,411.00	395,360.57
Plants and Equipment	6,186,323.00	4,637,423.54
Construction WIP	17,735,291.00	13,308,314.09
Total tangible fixed assets	31,578,445.00	23,671,997.75
Item 4A.	Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this registration statement on Form 20-F.
Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.”
A.	Operating Results
Overview
NOVONIX provides battery materials and development technology for leading battery manufacturers, materials companies, automotive original equipment manufacturers (“OEMs”) and consumer electronics manufacturers at the forefront of the global electrification economy. Our core mission is to accelerate the continued advancement and scaling of electric vehicle batteries and energy storage solutions through our advanced, proprietary technologies that deliver longer cycle life batteries at lower costs. Through our in-house technology and capabilities, as well as our front-line access to industry trends, we intend to be an industry leader, delivering what we believe to be the most advanced high performance and cost effective battery and energy storage technologies for our customers.
We currently operate two core businesses: NOVONIX Battery Technology Solutions (“BTS”) and NOVONIX Anode Materials (previously known as PUREgraphite).
BTS provides industry leading battery testing technology and research and development (“R&D”) services to create next generation batteries. BTS also serves as the pillar of innovation across the NOVONIX ecosystem by creating a positive feedback loop with our NOVONIX Anode Materials business as well as our developing applications and partnerships, including our cathode materials business and our work on energy storage solutions with Emera Technologies. This collaboration helps support our continuous technological innovation and enables us to deliver best-in-class products and services for customers.
NOVONIX Anode Materials was established with the objective of commercializing what we believe is the most advanced and cost effective anode material in the market for EV and energy storage applications. These end-markets continue to demand high performance batteries with longer life cycle, while at the same time requiring lower costs to continue to drive mass adoption. Anode materials are one of the most significant components that define the overall performance, reliability, and cycle life of the battery cell. To our knowledge, we are the only qualified U.S.-based producer of battery-grade synthetic graphite anode material and believe NOVONIX Anode Materials is well positioned to support the rapid growth in demand for these advanced anode materials in North America and globally.
In addition to our two core operating businesses, NOVONIX owns the MDG Project, a natural graphite deposit in Queensland, Australia. NOVONIX had previously put any exploration and development of the MDG Project on hold. However, in the June 2021 quarter, management initiated a strategic review of the Mt. Dromedary high-grade graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project.
NOVONIX Battery Technology Solutions Overview
BTS was founded by researchers from the research group at Dalhousie University, formerly headed by Dr. Jeff Dahn, in 2013 and acquired by us in June 2017. BTS aims to provide cutting edge battery R&D capabilities and technological advantage.
BTS is based in Halifax, Nova Scotia, Canada, and makes what we believe to be the most accurate lithium-ion battery cell test equipment in the world. This equipment is now used by leading battery makers and researchers and equipment manufacturers, including Panasonic, CATL, LG Chemical, Samsung SDI and numerous specialty materials, consumer electronics OEMs and automotive OEMs.

Since we acquired the business, we have significantly expanded BTS’ R&D capabilities through direct investments and our long-term collaborative research agreement with Dalhousie University. BTS now has an established team of leading scientists with an internal battery cell pilot line to prototype and evaluate new materials and cell designs, and extensive battery testing capability, including our proprietary Ultra-High Precision Charger systems.
In fiscal year 2021, BTS’ revenues from contracts with customers grew by 23%, compared to fiscal year 2020, due to an increase in sales in the battery consulting division of the business.
We recently expanded our property used in connection with our BTS business to approximately 22,000 square feet (from approximately 13,500 square feet). We also acquired a property with an area of approximately 35,000 square feet in May 2021 for use in our BTS business.
BTS is increasing investment in the intellectual property developed around cathode synthesis technologies that we believe could enable a substantial reduction in the cost of producing high energy density (high-nickel based) cathode materials. We have filed two patent applications which are actively in process around this technology and established a small scale pilot line for development of the technology.
BTS expects to leverage its battery cell pilot line and cell testing capabilities to further expand the dedicated cathode development team and install larger scale pilot synthesis capabilities in order to demonstrate the manufacturability of the technology along with the performance in industrial format lithium-ion cells.
NOVONIX Anode Materials Overview
NOVONIX Anode Materials (formerly PUREgraphite LLC) was established in March 2017 as a joint venture to develop and commercialize ultra-high purity high performance graphite anode material for the lithium-ion battery market focused on electric vehicles, energy storage and specialty applications. In fiscal year 2019, we exercised our call option, pursuant to which we acquired all of our joint venture partner’s interest in NOVONIX Anode Materials and increased our ownership to 100%.
NOVONIX Anode Materials exclusively owns all graphite-related intellectual property of its former joint venture partner and has the ongoing exclusivity of its CEO for the development of graphite products and battery anode materials using that technology.
This intellectual property includes innovative high-performance graphite anode materials (demonstrated in internal testing to outperform leading materials currently in the market) and production methods that we expect to deliver production costs significantly lower than existing producers.
In fiscal year 2019, based on customer interest, we decided to expand into commercial-scale premises, and NOVONIX Anode Materials began the relocation of existing plant, equipment and personnel to a larger dedicated facility in Chattanooga, Tennessee, referred to as “Corporate Place”.
In October 2019, we signed a non-binding memorandum of understanding with SANYO Electric to investigate the opportunity to supply our anode materials for use in lithium-ion battery technology. As of July 2021, the first mass production materials from the Generation 2 furnace system have been shipped to SANYO Electric for qualification.
In December 2019, NOVONIX Anode Materials signed a non-binding memorandum of understanding with Samsung SDI under which the parties aim to agree to the purchase of NOVONIX anode materials. The agreement provides for an initial 500 tonnes of our synthetic graphite material, subject to the satisfaction of Samsung SDI’s quality assurance processes and an audit of supplier processes fulfillment. We expect to begin delivering materials under this agreement later in calendar year 2021.
On July 28, 2021, we completed the purchase of an approximately 404,000 square-foot facility in Chattanooga, Tennessee, “Riverside” (locally referred to as “Big Blue”).
NOVONIX Anode Materials is currently expanding the production capacity of its facilities in Chattanooga, Tennessee, and continues to review sites to assist our efforts to expand our production capacity to 10,000 tonnes per year. With our existing cash and cash equivalents, we believe that we have the funds to allow expansion of our production capacity to an expected 10,000 tonnes per year by 2023. We believe our recently consummated Phillips 66 Transaction will help support a capacity expansion of an additional 30,000 tonnes per year, which is expected to be completed by 2025.

In April 2021, we completed the installation of the first Generation 2 furnace developed through this collaboration and have recently begun production of materials in that Generation 2 system for internal testing and to support customer qualification requirements. We have not yet completed installation of any Generation 3 furnace systems. Our ability to produce at increased capacity is largely dependent upon Harper manufacturing and supplying, and our successful implementation of, either Generation 2 or Generation 3 furnace systems, as well as an increase in staffing focused on plant design and engineering.
MDG Project Overview
The MDG Project is a high-grade (18%+) natural graphite deposit located in an established mining region in Queensland, Australia, which potentially provides us with access to a natural graphite resource, if desirable in the future. Despite the favorable prospects of this project, NOVONIX had previously put any exploration and development of the MDG Project on hold. In the June 2021 quarter, management initiated a strategic review of the Mt. Dromedary high-grade graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project.
We continue to hold the MDG Project in good standing while monitoring the state of the global natural graphite market and may advance the MDG Project should the right market conditions or potential strategic transaction emerge.
Overview of Financials
The Group has incurred operating losses since 2013. Our ability to generate product revenue sufficient to achieve profitability will be dependent on our ability to begin significant production and commercialization of NOVONIX Anode Materials business’ synthetic graphite product. Accordingly, we expect to continue to incur significant expenses as we continue to scale production of our synthetic graphite product, the majority of which will be associated with planned production equipment spend. We expect to incur significant additional costs associated with operating as a public company in the United States, including additional legal, accounting, investor relations, compliance and other expenses.
As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time, if ever, as we can generate sufficient revenue from synthetic graphite sales, we expect to finance our operations through the issue of equity, debt financings, or other capital sources, which may include collaborations with other companies or other strategic transactions as well as U.S. government financing support and tax incentives. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of our synthetic graphite product. See “Risk Factors—We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”
Because of the numerous risks and uncertainties associated with the commercialization of battery-grade materials, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may never become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to scale back or discontinue our operations. See “Risk Factors—We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”
As of September 30, 2021, we had cash and cash equivalents of A$290,971,003 (US$218,119,193). This number is unaudited and does not present all information necessary for an understanding of our financial condition as of September 30, 2021 and our results of operations for the three months ended September 30, 2021. PwC has not audited, reviewed, compiled or performed any procedures with respect to these results and does not express an opinion or any other form of assurance with respect thereto. Based upon our current operating plan, we believe that our existing cash and cash equivalents will enable us to fund our currently expected working capital and capital expenditure requirements, including those necessary to achieve our planned capacity expansion to an expected 10,000 tonnes per year by early 2023. We believe our recently consummated Phillips 66 Transaction will help support a capacity expansion of an additional 30,000 tonnes per year, which is expected to be completed by 2025. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.”
Components of Our Results of Operations
Segment Information
Our segments consist of Graphite and Mining Exploration, Battery Technology (BTS) and Battery Materials (NOVONIX Anode Materials). We do not believe that the presentation by segment of profit or loss and other comprehensive income for the periods presented is meaningful to investors. However, in order to comply with the requirement to discuss significant components of revenue and expenses, and to enable investors to understand the consolidated amounts, where applicable we have provided a discussion along segmental lines. As a result, the discussion and analysis of segments is integrated with the discussion of the consolidated amounts to avoid confusion and duplication of disclosure.
Revenue from Contracts with Customers
NOVONIX Battery Technology Solutions. Revenue from contracts with customers is contributed through two primary BTS business lines: 1) hardware sales and 2) consulting services. Our customers include leading battery makers and researchers and equipment manufacturers, including Panasonic, CATL, LG Chemical, Samsung SDI and numerous specialty materials, consumer electronics OEMs and automotive OEMs.
When we sell battery testing equipment, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased, among other things. Our contractual delivery periods vary, but are typically about three months. Contracts for battery testing equipment can range in value based on the amount of equipment provided and the duration of the contract. Revenue from the sales of BTS hardware is recognized at the point in time when the hardware is delivered, the legal title has passed and the customer has accepted the hardware.
The consulting services division provides battery cell design, testing, implementation and support services under fixed and variable price contracts. Contracts for services can range in value based on the duration and scope of the engagement. Revenue from providing services is recognized in the reporting period in which the services are rendered. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period based on the resources allocated, costs incurred and actual labor hours spent within the billing period.
Where the contracts include multiple performance obligations, we allocate revenue based on the transaction price to each performance obligation based on the stand-alone selling price for that obligation. Where these performance obligations are not directly observable, they are estimated based on expected cost plus margin.
Our BTS revenue is affected by changes in the price, volume and mix of products and services purchased by BTS’ customers. The price and volume of our products is driven by the demand for our products, changes in product mix between equipment and services, geographic mix of our customers, and strength of competitors’ product offerings.
NOVONIX Anode Materials. As of the date of this registration statement, we have not generated any revenue from sale of synthetic graphite. If our commercialization efforts for our synthetic graphite product are successful, we may generate revenue from the sale of our synthetic graphite materials. In addition, if we enter into additional collaboration, partnership or license agreements with third parties, we may generate revenue in the future from payments from such collaboration or license agreements or a combination of product sales and those payments.
MDG Project. As of the date of this registration statement, we have not generated any revenue from sale of natural graphite. We do not expect any revenue from our interests in the MDG Project in the near future. However, in the June 2021 quarter, management initiated a strategic review of the Mt. Dromedary high-grade graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project.

Other Income
Other income is primarily comprised of interest income and grant revenue. Interest income is recognized as interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Grants from government bodies are recognized at their fair value where there is a reasonable assurance that the grant will be received and that we are able to comply with all conditions for receipt of the grant. Other income also includes gains on revaluation of previously held equity method investments, which can be recognized when we obtain control over the equity method investee.
Cost of Goods Sold
Cost of goods sold consists of product costs, including purchased materials and components, as well as costs related to shipping, which, as at the date of this registration statement, have been in connection with our BTS business only. Our product costs are affected by the underlying cost of raw materials and component costs.
Administrative and Other Expenses
Administrative and other expenses consist primarily of travel expenses, facilities costs, audit, legal, tax, insurance, information technology and other costs.
We expect to incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company in the United States. In addition, if we cease to qualify as a foreign private issuer in the future, we would expect that we would incur additional expenses as a domestic reporting company in the United States. Deferred share issuance costs, which consist primarily of direct and incremental legal and advisory fees related to the Company’s previously announced proposed public capital raising activities in the US, of A$2,175,347 were capitalized in prepayments on the consolidated balance sheet as at June 30, 2021. As our plans with respect to our public capital raising activities in the US are delayed, these costs will be expensed. See “Risk Factors—We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.”
Borrowing Costs
Borrowing costs are recognized in the profit or loss statement in the reporting period in which they are incurred.
Borrowing costs consist primarily of interest accrued on loan notes and borrowings, loss on redemption of loan notes and unwinding of fair value gains.
Impairment Losses
At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. The assessment includes the consideration of external and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs of disposal and value in use, to the asset’s carrying amount. Any excess of the assets carrying amount over its recoverable amount is recognized immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another accounting standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other accounting standard.
Depreciation and Amortization Expenses
Depreciation expense consists of costs associated with property, plant and equipment (“PP&E”) which are depreciated over their expected useful lives. We expect that as we increase both our revenues and the number of our general and administrative personnel, we will invest in additional PP&E to support our growth resulting in additional depreciation expense.

Amortization expense consists of costs associated with technology intangible assets other than goodwill, which are amortized over their expected useful lives.
Marketing and Project Development Costs
Marketing and project development costs primarily represent the Group’s investment in research and development activities. At present, our research and development activities are conducted through our two businesses: BTS and NOVONIX Anode Materials.
Share Based Compensation
Equity-settled share-based compensation benefits are provided to directors and employees. Equity-settled transactions are awards of shares, options or performance rights over shares, that are provided to directors and employees in exchange for the rendering of services.
The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a binomial or Monte Carlo option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions, including share price volatility, interest rates and vesting periods would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact the profit or loss and equity.
The cost of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the reporting period is the cumulative amount calculated at each reporting date less amounts already recognized in previous reporting periods.
Share-based payment expenses are recognized over the period during which the employee provides the relevant services. This period may commence prior to the formal grant date, such as where the granting of options or performance rights are subject to shareholder approval. In this situation, the entity estimates the grant date fair value of the equity instruments for the purposes of recognizing an expense for the services received during the period between service commencement date and grant date. Once the grant date has been established, the fair value of the equity instrument is calculated, and the earlier estimate is revised so that the amount recognized for services received is ultimately based on the grant date fair value of the equity instruments. Where there is a difference between the estimated grant date fair value and the actual grant date fair value, adjusting entries are recognized in share based payment expense and the share based payment reserve.
Employee Benefits Expense
Employee benefits expenses consists of fixed annual remuneration, short term incentives and long term incentives. Employees receive their fixed annual remuneration as cash. Short term incentives are payable on achievement of mutually agreed KPIs each fiscal year with short term incentives being payable in either cash or by way of the issue of fully paid ordinary shares. The Company has historically paid short term incentives as cash.
At the Board’s discretion, employees are invited to participate in the Long Term Incentive Program which comprises one-off grants of options and/or performance rights, with varying vesting conditions.
Income Tax Benefit
The income tax expense or benefit for the reporting period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior reporting periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:
•
When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•
When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.
The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.
Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.
Results of Operations for the Fiscal Years Ended June 30, 2021 and 2020
The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive income for the periods presented.
	Year Ended June 30
	2021 A$	2020 A$
Continuing operations
Revenue from contracts with customers	5,227,347	4,253,435
Cost of goods sold (exclusive of depreciation presented separately)	(969,774)	(1,245,187)
Administrative and other expenses	(3,945,829)	(2,739,398)
Borrowing costs	(229,394)	(5,330,961)
Impairment losses	(2,764,940)	—
Depreciation and amortization expenses	(1,697,754)	(1,380,303)
Marketing and project development costs	(2,809,984)	(2,423,546)
Share based compensation	(5,948,532)	(7,558,953)
Employee benefits expense	(5,837,926)	(4,072,223)
Share of net losses of joint ventures	—	—
Foreign currency gain/(loss)	(83,943)	(376,267)
Other income	984,652	844,877
Loss before income tax expense	(18,076,077)	(20,028,526)
Income tax (expense)/benefit	—	—
Loss from continuing operations	(18,076,077)	(20,028,526)
Other comprehensive income for the year, net of tax
Items that may be reclassified to profit or loss
Foreign exchange differences on translation of foreign operations	(2,101,097)	550,243
Total comprehensive loss for the year	(20,177,174)	(19,478,283)
	Cents	Cents
Earnings/(loss) per share from continuing operations attributable to the ordinary equity holders of NOVONIX:
Basic earnings/(loss) per share	(4.9 cents)	(14.7 cents)
Diluted earnings/(loss) per share	(4.9 cents)	(14.7 cents)

Revenue from Contracts with Customers
Revenue from contracts with customers was A$5,227,347 for the year ended June 30, 2021, compared to A$4,253,435 for the year ended June 30, 2020. The increase was largely due to an increase in demand for the growing service offerings from the consulting division of our BTS business from both existing and new customers.
The following tables present the disaggregated revenue streams for the years ended June 30, 2021 and June 30, 2020.
Year Ended June 30, 2021	Graphite Mining and exploration A$	Battery Technology A$	Battery Materials A$	Total A$
Hardware sales	—	1,405,086	—	1,405,086
Consulting sales	—	3,822,261	—	3,822,261
Revenue from external customers	—	5,227,347	—	5,227,347
Timing of revenue recognition		1,405,086		1,405,086
At a point in time	—	3,822,261	—	3,822,261
Over time	—	5,227,347	—	5,227,347
Year Ended June 30, 2020	Graphite Mining and exploration A$	Battery Technology A$	Battery Materials A$	Total A$
Hardware sales	—	2,113,416	—	2,113,416
Consulting sales	—	2,140,019	—	2,140,019
Revenue from external customers	—	4,253,435	—	4,253,435
Timing of revenue recognition	—	2,113,416	—	2,113,416
At a point in time	—	2,140,019	—	2,140,019
Over time	—	4,253,435	—	4,253,435
Other Income
Other income was A$984,652 for the year ended June 30, 2021, compared to A$844,877 for the year ended June 30, 2020. The slight increase was primarily due to increased grant funding related to COVID-19.
Cost of Goods Sold
Cost of goods sold was A$969,774 for the year ended June 30, 2020, compared to A$1,245,187 for the year ended June 30, 2021. This decrease in cost of goods sold is primarily a result of the growth in revenue from the consulting service side of our BTS business which operates with lower cost of goods sold than the sale of hardware.
Administrative and Other Expenses
Administrative and other expenses were A$3,945,829 for the year ended June 30, 2021, compared to A$2,739,398 for the year ended June 30, 2020. This increase was primarily due to increases in compliance costs and professional fees required to support the business as it continues to grow and further invest in product development and capacity expansion activities including costs associated with preparation for the U.S. listing. Other expenses included within administrative and other expenses for which significant increases were recorded between fiscal year 2020 and fiscal year 2021 was ASX compliance costs (increase from A$ 81,842 to A$260,522), insurance premiums (increase from A$234,544 to A$383,941), directors fees from A$150,450 to A$308,930 and share registry and investor relations services from A$33,390 to $300,041.
Borrowing Costs
Borrowing costs were A$229,394 for the year ended June 30, 2021, compared to A$5,330,961 for the year ended June 30, 2020.
During fiscal year 2020, we simplified our capital structure through the redemption of convertible notes and repayment of short-term loans. This resulted in a loss on redemption of the convertible loan notes of

A$1,765,353 being recognized within borrowing costs, being the difference between the fair value and the carrying value of the convertible loan notes at settlement date.
Interest accrued on convertible loan notes decreased from A$3,062,598 in fiscal year 2020 to nil in fiscal year 2021 because there are no convertible loan notes on issue post the redemption of convertible notes in fiscal year 2020.
Impairment Losses
An impairment loss of A$2,764,940 was recognized in the year ended June 30, 2021, compared to no impairment losses for the year ended June 30, 2020.
In the year ended June 30, 2021, we recognized an impairment loss of A$2,764,940 relating to redundant furnace technology which was replaced with new proprietary furnace technology under our strategic alliance with Harper International Corporation. The impairment loss represents the net book value of fixed assets written off.
Our Directors have assessed that for the exploration and evaluation assets remaining recognized at June 30, 2021, the facts and circumstances do not suggest that the carrying amount may exceed its recoverable amount.
The following table presents impairment losses recognized in the years ended June 30, 2021 and June 30, 2020.
	Consolidated
	Year Ended June 30
	2021 A$	2020 A$
Fixed assets	2,764,940	—
Depreciation and Amortization Expenses
Depreciation and amortization expenses were A$1,697,754 for the year ended June 30, 2021, compared to A$1,380,303 for the year ended June 30, 2020. The increase was largely due to an increase in PP&E from A$9,620,797 for the year ended June 30, 2020, to A$31,578,445 for the year ended June 30, 2021, which primarily related to the expansion of our production facilities in Chattanooga, Tennessee.
Marketing and Project Development Costs
Marketing and project development costs were A$2,809,984 for the year ended June 30, 2021, compared to A$2,423,546 for the year ended June 30, 2020. The increase was largely due to increased investment in product and technology development for our NOVONIX Anode Materials business.
Share Based Compensation
Share based compensation was A$5,948,532 for the year ended June 30, 2021, compared to A$7,558,953 for the year ended June 30, 2020. As part of the fiscal year 2020 capital raise, the Group obtained agreement from holders of a total of 40,500,000 options to cancel the options for no consideration. The cancellation of the options resulted in an acceleration of the share-based payment expense, with the unexpensed portion of the share option fair values being expensed in full at the date of cancellation. The accelerated expense amounted to A$1,189,081.
The following table presents the composition of share based payments expense for the years ended June 30, 2021 and June 30, 2020.
	Consolidated
	Year Ended June 30
	2021 A$	2020 A$
Share based payments expense
Performance rights granted	2,952,676	78,362
Options granted	2,995,856	6,291,510
Options cancelled	—	1,189,081
Total share based compensation expense	5,948,532	7,558,953

Employee Benefits Expense
Employee Benefits expense was A$5,837,926 for the year ended June 30, 2021, compared to A$4,072,223 for the year ended June 30, 2020. The increase was the result of an increase in employees from 36 as at June 30, 2020, to 81 as at June 30, 2021, in line with increased business activities.
Foreign Exchange Differences on Translation of Foreign Operations
Net foreign exchange differences on translation of foreign operations were a loss of A$2,101,097 for the year ended June 30, 2021, compared to a gain of A$550,243 for the year ended June 30, 2020, and represent exchange differences arising on translation of foreign operations with functional currencies other than Australian dollars and is primarily driven by changes to the value of the U.S. dollar. These differences are recognized in other comprehensive income and included in the foreign currency translation reserve in the balance sheet.
Results of Operations for the Fiscal Years Ended June 30, 2020 and 2019
The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive income for the periods presented.
	Year Ended June 30
	2020 A$	2019 A$
Continuing operations
Revenue from contracts with customers	4,253,435	1,817,049
Cost of goods sold (exclusive of depreciation presented separately)	(1,245,187)	(741,280)
Administrative and other expenses	(2,739,398)	(1,671,006)
Borrowing costs	(5,330,961)	(1,565,032)
Impairment losses	—	(15,918,925)
Depreciation and amortization expenses	(1,380,303)	(494,948)
Marketing and project development costs	(2,423,546)	(1,560,551)
Share based compensation	(7,558,953)	(6,673,510)
Employee benefits expense	(4,072,223)	(2,104,176)
Foreign currency (loss)/gain	(376,267)	134,109
Share of net losses of joint ventures	—	(751,981)
Other income	844,877	3,024,684
Loss before income tax expense	(20,028,526)	(26,505,567)
Income tax (expense) benefit	—	383,655
Loss from continuing operations	(20,028,526)	(26,121,912)
Other comprehensive income for the year, net of tax
Items that may be reclassified to profit or loss
Foreign exchange differences on translation of foreign operations	550,243	809,396
Total comprehensive loss for the year	(19,478,283)	(25,312,516)
	Cents	Cents
Earnings/(loss) per share from continuing operations attributable to the ordinary equity holders of NOVONIX:
Basic earnings/(loss) per share	(14.7 cents)	(21.2 cents)
Diluted earnings/(loss) per share	(14.7 cents)	(21.2 cents)
Revenue from Contracts with Customers
Revenue from contracts with customers was A$1,817,049 for the year ended June 30, 2019, compared to A$4,253,435 for the year ended June 30, 2020. The increase was largely due to an increase in sales by the hardware division of our BTS business, primarily driven by a single customer large value contract, and an increase in sales by the consulting services division of our BTS business, which was established in fiscal year 2019 and therefore had a full fiscal year of operations in 2020.

The following tables present the disaggregated revenue streams for the years ended June 30, 2020 and June 30, 2019.
Year Ended June 30, 2020	Graphite Mining and exploration A$	Battery Technology A$	Battery Materials A$	Total A$
Hardware sales	—	2,113,416	—	2,113,416
Consulting sales	—	2,140,019	—	2,140,019
Revenue from external customers	—	4,253,435	—	4,253,435
Timing of revenue recognition
At a point in time	—	2,113,416	—	2,113,416
Over time	—	2,140,019	—	2,140,019
	—	4,253,435	—	4,253,435
2019	Graphite Mining and exploration A$	Battery Technology A$	Battery Materials A$	Total A$
Hardware sales	—	1,461,266	—	1,461,266
Consulting sales	—	355,783	—	355,783
Revenue from external customers	—	1,817,049	—	1,817,049
Timing of revenue recognition
At a point in time	—	1,461,266	—	1,461,266
Over time	—	355,783	—	355,783
	—	1,817,049	—	1,817,049
Other Income
Other income was A$3,024,684 for the year ended June 30, 2019, compared to A$844,877 for the year ended June 30, 2020. In fiscal year 2019, a gain on revaluation of equity accounted investment of A$2,576,131 was recorded, which represented a revaluation of the Group’s previously held 50% interest in NOVONIX Anode Materials on acquisition of the remaining 50% of the company in 2019.
Grant funding income grew from A$329,573 in fiscal year 2019 to A$785,154 in fiscal year 2020, primarily driven by grant funding of CA$172,493 received through the CEWS in connection with COVID-19-related disruptions, and CA$144,141 research and development tax incentives received.
Cost of Goods Sold
Cost of goods sold was A$741,280 for the year ended June 30, 2019, compared to A$1,245,187 for the year ended June 30, 2020. This increase was primarily due to increased volumes of hardware sales in our BTS business.
Administrative and Other Expenses
Administrative and other expenses were A$1,671,006 for the year ended June 30, 2019, compared to A$2,739,398 for the year ended June 30, 2020. This increase was primarily due to increases in professional fees required to support the business as it continued to invest in product development and capacity expansion activities. Administrative and other expenses included significant increases between fiscal year 2019 and fiscal year 2020 for legal fees (increase from A$242,874 to A$558,745), audit fees (increase from A$142,282 to A$263,074), minor fixed assets written off (increase from A$90,540 to A$210,773) and insurance premiums (increase from A$102,385 to A$234,544).
Borrowing Costs
Borrowing costs were A$1,565,032 for the year ended June 30, 2019, compared to A$5,330,961 for the year ended June 30, 2020.

During fiscal year 2020, we simplified our capital structure through the redemption of convertible notes and repayment of short-term loans. This resulted in a loss on redemption of the convertible loan notes of A$1,765,353 being recognized within borrowing costs, being the difference between the fair value and the carrying value of the convertible loan notes at settlement date.
Interest accrued on convertible loan notes increased from A$1,373,581 in fiscal year 2019 to A$3,062,598 in fiscal year 2020 as a result of an increase in the number of convertible loan notes on issue and also the number of days in the fiscal year that the convertible loan notes were on issue. This increase is due to an additional A$4,000,000 in convertible loan notes being issued in fiscal year 2020 and A$6,900,000 in convertible loan notes that were issued in March 2019.
Impairment Losses
No impairment loss was recognized in the year ended June 30, 2020.
In the year ended June 30, 2019, we recognized an impairment loss of A$10,667,897 relating to the MDG Project exploration and evaluation assets. Our Directors determined that it was appropriate for the carrying value of the MDG Project to be written down to the Company’s assessment of recoverable amount.
The future development of the MDG Project is currently on hold. The primary reasons behind this decision were our belief that, in the medium term, we expect that there will be an oversupply in the broader natural graphite concentrate market and more favorable investment opportunities in manufacturing advanced battery anode materials in our Chattanooga, Tennessee facility and providing battery technologies and services at our battery technology center in Canada.
The MDG Project remains a strategic asset for the Group, and we continue to hold the project in good standing while monitoring the state of the global natural graphite market.
The Directors have assessed that for the exploration and evaluation assets remaining recognized at June 30, 2020, the facts and circumstances do not suggest that the carrying amount may exceed its recoverable amount.
Impairment losses in the year ended June 30, 2019, were also associated with goodwill, brand name and technology associated with BTS.
The following table presents impairment losses recognised in the years ended June 30, 2019 and June 30, 2020.
	Consolidated
	Year Ended June 30
	2020 A$	2019 A$
Exploration and evaluation assets	—	10,667,897
Goodwill	—	4,812,127
Identified intangibles - Brand Name	—	374,126
Identified intangibles - Technology	—	64,775
Total Impairment Losses	—	15,918,925
Depreciation and Amortization Expenses
Depreciation and amortization expenses were A$494,948 for the year ended June 30, 2019, compared to A$1,380,303 for the year ended June 30, 2020. The increase was largely due to an increase in PP&E from A$5,984,517 for the year ended June 30, 2019, to A$9,620,797 for the year ended June 30, 2020, which primarily related to the expansion of our production facility in Chattanooga, Tennessee.
Marketing and Project Development Costs
Marketing and project development costs were A$1,560,551 for the year ended June 30, 2019, compared to A$2,423,546 for the year ended June 30, 2020. The increase was largely due to increased investment in product and technology development for our NOVONIX Anode Materials business.

Share Based Compensation
Share based compensation was A$6,673,510 for the year ended June 30, 2019, compared to A$7,558,953 for the year ended June 30, 2020. As part of the fiscal year 2020 capital raise, the Group obtained agreement from holders of a total of 40,500,000 options to cancel the options for no consideration. The cancellation of the options resulted in an acceleration of the share-based payment expense, with the unexpensed portion of the share option fair values being expensed in full at the date of cancellation. The accelerated expense amounted to A$1,189,081.
The following table presents the composition of share based payments expense for the years ended June 30, 2019 and June 30, 2020.
	Consolidated
	Year Ended June 30
	2020 A$	2019 A$
Share based payments expense
Performance rights granted	78,362	39,025
Options granted	6,291,510	6,634,485
Options cancelled	1,189,081	—
Total share based compensation expense	7,558,953	6,673,510
Employee Benefits Expense
Employee Benefits expense was A$2,104,176 for the year ended June 30, 2019, compared to A$4,072,223 for the year ended June 30, 2020. The increase was the result of an increase in employees from 19 as at June 30, 2019, to 36 as at June 30, 2020, in line with the increased activities of the Group.
Foreign Currency Gain (Loss)
Foreign currency loss for the year ended June 30, 2019 was A$376,105 compared to a foreign currency gain for the year ended June 30, 2020 of A$134,109. Our foreign currency gain/loss fluctuates based on our exposure to transactions denominated in currencies other than our functional currency. The fluctuation is due to changes in the underlying amounts of foreign currency transactions, predominantly USD transactions, and their respective rates.
Share of Net Losses of Joint Ventures
Share of net losses of joint ventures was A$751,981 for the year ended June 30, 2019, compared to zero for the year ended June 30, 2020. The share of net losses of joint ventures in the year ended June 30, 2019, was attributed to our 50% share of NOVONIX Anode Materials in 2019. In the year ended June 30, 2019, we exercised our “call option” and increased our ownership of NOVONIX Anode Materials from 50% to 100%.
Income Tax Benefit
Income tax benefit was A$383,655 for the year ended June 30, 2019, compared to zero for the year ended June 30, 2020. The income tax benefit in the year ended June 30, 2019, related primarily to the amortization of intangible assets, which have been subsequently written off.
Foreign Exchange Differences on Translation of Foreign Operations
Net foreign exchange differences on translation of foreign operations were a gain of A$809,396 for the year ended June 30, 2019, compared to a gain of A$550,243 for the year ended June 30, 2020, and represent exchange differences arising on translation of foreign operations with functional currencies other than Australian dollars and is primarily driven by changes to the value of the U.S. dollar. These differences are recognized in other comprehensive income and included in the foreign currency translation reserve in the balance sheet.
B.	Liquidity and Capital Resources
The liquidity and capital resources discussion that follows contains certain estimates as of the date of this registration statement of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates represent prospective financial information and reflect numerous assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, and matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. See “Special note regarding forward-looking statements”.
Material Cash Commitments and Contractual Maturities
The Company had commitments for payments under exploration permits of A$13,000, A$6,000, and A$5,000 as at June 30, 2021, June 30, 2020, and June 30, 2019, respectively. The Company also has contractual obligations in respect of a non-cancellable operating lease for its production facility “Corporate Place” in Chattanooga, Tennessee of A$7,531,188. The Company has recognized a right-of-use asset for this lease. No other material commitments or contractual obligations exist as at June 30, 2021, June 30, 2020 or June 30, 2019.
As at June 30, 2021, the contractual maturities of the Group’s non-derivative financial liabilities were as follows:
Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At June 30, 2021	A$	A$	A$	A$	A$	A$	A$
Trade payables	4,356,556	—	—	—	—	4,356,556	4,356,556
Lease liabilities	360,437	361,014	742,275	2,292,090	6,048,571	9,804,386	7,531,188
Borrowings	205,170	228,598	480,085	1,440,256	4,001,909	6,356,018	6,263,625
Total non-derivatives	4,902,051	573,975	1,391,369	4,221,145	11,355,948	22,444,488	18,151,369
Sources and Uses of Liquidity
As of September 30, 2021, we had cash and cash equivalents of A$290,971,003 (US$218,119,193). This number is unaudited and does not present all information necessary for an understanding of our financial condition as of September 30, 2021 and our results of operations for the three months ended September 30, 2021. PwC has not audited, reviewed, compiled or performed any procedures with respect to these results and does not express an opinion or any other form of assurance with respect thereto. We believe that our existing cash and cash equivalents, will enable us to fund our currently expected working capital and capital expenditure requirements, including those necessary to achieve our planned capacity expansion to an expected 10,000 tonnes per year by early 2023. We believe our recently consummated Phillips 66 Transaction will help support a capacity expansion of an additional 30,000 tonnes per year, which is expected to be completed by 2025.
Funding Requirements
We believe that our existing cash and cash equivalents (including from the proceeds of our recent equity raises), together with financing that we believe will be available to us, will be sufficient to enable us to fund the continued expansion of our synthetic graphite annual production capacity beyond the 10,000 tonnes per year targeted by 2023. We believe our recently consummated Phillips 66 Transaction will help support a capacity expansion of an additional 30,000 tonnes per year, which is expected to be completed by 2025. We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner, and require more funding, than we currently expect.
We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we continue to acquire additional real property and purchase additional production equipment associated with the manufacture of synthetic graphite. For example, in May 2021, we purchased commercial land and buildings in Nova Scotia, Canada for C$3,550,000 from which the cathode business will operate. We entered into a C$4,375,000 loan facility to purchase and upgrade the land and buildings, of which C$3,169,216 has been drawn down as of the date of this registration statement. The full facility is repayable in monthly installments, commencing May 2022 and ending in April 2047. In addition, we expect to incur significant commercialization expenses related to sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future customers. Further, we expect to incur additional costs associated with operating as a public company in the United States. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt and require future capital raises to maintain the business. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.
We believe that we will continue to incur operating and net losses in each fiscal year until at least the time we begin significant production of our anode materials, which is not expected to occur earlier than 2023 and may occur later or not at all. These conditions give rise to substantial doubt over our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us. See “Risk Factors—We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”
Until we can generate a sufficient amount of revenue from the sale of synthetic graphite, if ever, we expect to finance our operating activities through our existing liquidity, proceeds from the Phillips 66 Transaction and future financing activities, including a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. See “Risk Factors—We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”
Our present and future funding requirements will depend on many factors, including, among other things:
•
the initiation, progress, timing, and costs associated with our planned capacity expansion, including but not limited to onboarding and training production operators, installation of production equipment, and installation and commissioning of required supporting building and equipment infrastructure;

•	costs associated with expanding our organization, including our management infrastructure;
•	selling and marketing activities undertaken in connection with the commercialization of our synthetic graphite product; and
•	the costs of operating as a public listed company in both Australia and the United States.
Cash Flows
The following table summarizes our cash flows for the periods presented:
	Consolidated
	Year Ended June 30,
	2021 A$	2020 A$	2019 A$
Net cash outflow from operating activities	(8,172,064)	(5,593,517)	(4,000,087)
Net cash outflow from investing activities	(26,416,355)	(5,502,012)	(7,353,929)
Net cash inflow from financing activities	132,692,546	44,001,975	16,860,740
Net increase in cash and cash equivalents	98,104,127	32,906,446	5,506,724
Effects of foreign currency	(247,813)	(153,448)	182,348
Cash and cash equivalents at the beginning of the year	38,807,662	6,054,664	365,592
Cash and cash equivalents at the end of the year	136,663,976	38,807,662	6,054,664
Operating Activities
For the year ended June 30, 2021, net cash used in operating activities was A$8.2 million, principally attributable to A$14.6 million in payments to suppliers and employees, and partially offset by receipts of customers of A$5.7 million.

For the year ended June 30, 2020, net cash used in operating activities was A$5.6 million, principally attributable to A$9.7 million in payments to suppliers and employees, and partially offset by receipts of customers of A$3.5 million.
For the year ended June 30, 2019, net cash used in operating activities was A$4.0 million, principally attributable to A$6.5 million in payments to suppliers and employees, and partially offset by receipts of customers of A$2.2 million.
Receipts from customers increased from A$3.5 million in fiscal year 2020 to A$5.7 million in fiscal year 2021, in line with increased revenues achieved by BTS.
Receipts from customers increased from A$2.2 million in fiscal year 2019 to A$3.5 million in fiscal year 2020, in line with increased revenues achieved by BTS.
Payments to suppliers and employees increased from A$9.7 million in fiscal year 2020 to A$14.6 million in fiscal year 2021 in line with increased cost of goods sold and also increased investment in research and development activities, both in our BTS and NOVONIX Anode Materials businesses.
Payments to suppliers and employees increased from A$6.5 million in fiscal year 2019 to A$9.7 million in fiscal year 2020 in line with increased cost of goods sold and also increased investment in research and development activities both in our BTS and NOVONIX Anode Materials businesses.
Investing Activities
For the years ended June 30, 2021, and 2020, net cash used in investing activities was A$26.4 million and A$5.5 million, respectively. The increase in cash used was principally due to a A$20.9 million increase in payments for property, plant and equipment during the year ended June 30, 2021.
For the years ended June 30, 2019, and 2020, net cash used in investing activities was A$7.4 million and A$5.5 million, respectively. The reduction in cash used was principally due to a A$5.2 million net outflow from the acquisition of NOVONIX Anode Materials in the year ended June 30, 2019, which was offset by a A$3.5 million increase in payments for property, plant and equipment during the year ended June 30, 2020.
Financing Activities
For the year ended June 30, 2021, net cash provided by financing activities was A$132.7 million, attributable to A$128.9 million (net of costs) from the issuance of new ordinary shares in a private placement to institutional investors in Australia and A$4 million proceeds from borrowings.
For the year ended June 30, 2020, net cash provided by financing activities was A$44.0 million, attributable to A$45.9 million from the issuance of new ordinary shares in a private placement to institutional investors in Australia and A$6.6 million proceeds from borrowings. These inflows were partially offset by A$1.3 million of capital raising costs and were used to repay A$7.0 million of borrowings.
For the year ended June 30, 2019, net cash provided by financing activities was A$16.9 million from the A$12.3 million proceeds of loan notes and the additional A$4.6 million proceeds from borrowings.
Recently Adopted Accounting Pronouncements
Amendments to Accounting Standards that are Mandatorily Effective for the Financial Year Ended June 30, 2021
We have adopted all of the new and revised Standards and Interpretations issued by the IASB that are relevant to our operations and effective for the financial year ended June 30, 2021.
Other Pronouncements Adopted for the First Time in the Year Ended June 30, 2021
During the fiscal year ended June 30, 2021, we applied a number of amendments to IFRS and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in our consolidated financial statements.

Other Pronouncements Adopted for the First Time in the Year Ended June 30, 2021
During the fiscal year ended June 30, 2021, we applied a number of amendments to IFRS and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in our consolidated financial statements.
New and Revised IFRS and Interpretations on Issue But not Yet Effective
The new and revised IFRS, Interpretations and amendments that have been issued but are not yet effective, are not expected to have a material impact on the amounts recognized or disclosures included in our consolidated financial statements.
Emerging Growth Company Status
As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:
•	exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of our internal controls over financial reporting; and
•
(i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information that we provide shareholders and holders of the ADSs may be different than you might obtain from other public companies. We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.07 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act.
Foreign Private Issuer Status
We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our senior management, the members of our board of directors and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of board of directors or our senior management are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
We have taken advantage of certain reduced reporting and other requirements in this registration statement. Accordingly, the information contained herein may be different from the information you receive from other public companies.
Credit Risk
The Group has no significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Group and the customer to the transaction.

The Group assess impairment on trade and other receivables using the simplified approach of the expected credit loss (ECL) model under AASB 9. Due to the minimal history of bad debt write-offs and strong credit approval processes, the Group have determined that the incorporation of the ECL model will not have a material effect on impairment.
The balance of receivables that remain within initial trade terms are considered to be of high credit quality.
Material Weaknesses
Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation of our financial statements as of and for the years ended June 30, 2021 and 2020, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control — Integrated Framework (2013).
The material weaknesses identified by management relate to the following:
•
Limited personnel in our accounting and finance functions have resulted in our inability to establish sufficient segregation of duties across the key business and financial processes of our organization;

•
Lack of appropriately designed, implemented and documented procedures and controls to allow us to achieve complete, accurate and timely financial reporting, including controls over the preparation and review of account reconciliations and journal entries, and controls over information technology including access and program change management to ensure access to financial data is adequately restricted to appropriate personnel; and

•	Lack of personnel with the appropriate knowledge and experience related to SEC reporting requirements to enable us to design and maintain an effective financial reporting process.
As of the date of this registration statement these remain material weaknesses. We cannot assure you that the measures that we have taken, and that will be taken, to remediate these material weaknesses will, in fact, remedy the material weaknesses or will be sufficient to prevent future material weaknesses from occurring. We also cannot assure you that we have identified all of our existing material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.
As part of our plan to remediate these material weaknesses we intend to implement a number of measures to address the material weaknesses that have been identified including: (i) hiring additional accounting and financial reporting personnel with SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through training and education in SEC rules and regulations, (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions designed to ensure the accuracy and completeness of the Group’s consolidated financial statements and related disclosures, (iv) implementing formal processes and controls to identify, monitor and mitigate segregation of duties conflicts, and (v) improving our IT systems and monitoring of the IT function.
The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our financial statements or result in our auditors issuing a qualified audit report. Remediating material weaknesses will absorb management time and will require us to incur additional expenses, which could have a negative effect on the trading price of our ordinary shares and the ADSs. In order to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.

It is possible that, had we and our independent registered public accounting firm performed a formal assessment of the effectiveness of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.
If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm are unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our ordinary shares and the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.
See “Risk Factors—We identified a material weakness in our internal control over financial reporting in connection with the audit of our financial statements for the fiscal year ended June 30, 2021, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be negatively impacted.”
C.	Research and Development, Patents and Licenses, Etc.
Information regarding our research and development and patent matters are detailed in Item 4.B. Business Overview.
D.	Trend Information
Our growth strategy and industry trends are detailed in Item 3. Key Information – B. Business Overview. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on our financial condition are described in Item 3. Key Information – D. Risk Factors and Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital resources.
E.	Critical Accounting Estimates
The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed below.
Exploration and evaluation costs
Exploration and evaluation costs have been capitalized on the basis that the Group intend to commence commercial production in the future, from which time the costs will be amortized in proportion to the depletion of the mineral resources. Key judgments are applied in considering costs to be capitalized which includes determining expenditures directly related to these activities and allocating overheads between those that are expensed and capitalized.
In addition, costs are only capitalized that are expected to be recovered either through successful development or sale of the relevant mining interest. Factors that could impact the future commercial production at the mine include the level of reserves and resources, future technology changes, which could impact the cost of mining, future legal changes and changes in commodity prices. To the extent that capitalized costs are determined not to be recoverable in the future, they will be written off in the period in which this determination is made.
Value of intangible assets relating to acquisitions
The Group has allocated portions of the cost of acquisitions to technology intangibles, valued using the relief from royalty method. These calculations require the use of assumptions including future revenue forecasts and a royalty rate. Technology is amortized over its useful life of 5 years.

Impairment of goodwill and identifiable intangible assets
The Group determines whether goodwill is impaired on an annual basis. This assessment requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated.
Share based payment transactions
The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a binomial or Monte Carlo option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions, including share price volatility, interest rates and vesting periods would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact the profit or loss and equity.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
The following table sets forth information relating to our directors and senior management as of the date of this registration statement.
Name	Age	Position
Senior Management
Christopher Burns	34	Chief Executive Officer
Nicholas Liveris	37	Chief Financial Officer
Jeff Dahn	64	Chief Scientific Advisor
Rashda Buttar	52	Senior Vice President & General Counsel
Non-executive Directors
Anthony Bellas	67	Deputy Chairman and Non-executive Director
Robert Cooper	51	Non-executive Director
Zhanna Golodryga(1)	66	Non-executive Director
Andrew Liveris	67	Non-executive Director
Robert Natter	76	Chairman and Non-executive Director
Trevor St Baker	81	Non-executive Director
(1)
Ms. Golodryga was nominated in October 2021 by Phillips 66 as part of the consummation of the Phillips 66 Transaction, which granted Phillips 66 the right to appoint one member to the Company’s Board of Directors. She was elected by the Company’s shareholders on November 30, 2021.

The business addresses for our senior management and board of directors is NOVONIX Limited, Level 8, 46 Edward Street, Brisbane, Queensland 4000, Australia.
Christopher Burns
Dr. Christopher Burns is the company’s CEO. He is the founder, president and CEO of NOVONIX Battery Technology Solutions, which he co-founded in Canada in 2013, as well as CEO of NOVONIX Anode Materials. During his candidacy for his PhD at Dalhousie University, he co-developed Ultra-High-Precision-Coulometry (UHPC) technology. Dr. Burns also manages NOVONIX’s sponsorship of Dr. Mark Obrovac’s laboratory at Dalhousie University. He was also formerly a Senior Research Engineer with TESLA.
Nicholas Liveris
Mr. Nicholas Liveris is the company’s CFO. Mr. Liveris was previously the operational CFO for NOVONIX Anode Materials and NOVONIX Battery Technology Solutions. He has also led business development initiatives for the company. Mr. Liveris has more than ten years of experience in investment banking and management consulting. He was previously a Senior Engagement Manager at McKinsey where he led transformation programs for automotive and manufacturing companies. Before joining McKinsey, he was an Investment Banking Analyst at Merrill Lynch covering the transportation sector.
Jeff Dahn
Dr. Jeff Dahn is a leading researcher with over 43 years of experience in the field of lithium-ion batteries and materials who currently serves as our Chief Scientific Advisor. Dr. Dahn obtained a B.Sc. degree in Physics from Dalhousie University in 1978 and completed his Ph.D. at the University of British Columbia in 1982. After completing his Ph.D., Dr. Dahn worked at the National Research Council of Canada (between 1982 and 1984) and at Moli Energy Limited (between 1985 and 1990), where he did pioneering work on lithium-ion battery technology. In 1990, Dr. Dahn accepted a faculty position within the Physics department of Simon Fraser University. In 1996, Dr. Dahr returned to Dalhousie University.
In 2016, Dahn commenced a research partnership with Tesla, which has since been extended until 2026. Dr. Dahn is the author or co-author of over 730 refereed academic publications and 73 inventions with patents issued or filed.

Dr. Dahn has received a number of national and international awards and recognitions, including the Battery Division Research Award from The Electrochemical Society in 1996, the “Technology Award” from the ECS Battery Division in 2011, the Governor General’s Innovation Award in 2016 and the Gerhard Herzberg Gold Medal in Science and Engineering, which is regarded as Canada’s top science award, in 2017. Dr. Dahn was appointed Fellow of the Royal Society of Canada in 2001 and named an Officer of the Order of Canada in 2020.
Rashda Buttar
Rashda M. Buttar is the company’s Senior Vice President & General Counsel. Before joining the company in April 2021, Ms. Buttar served as Senior Vice President - General Counsel & Corporate Secretary of Foresight Energy LP from 2011 to 2017. Ms. Buttar served as Vice President, Associate General Counsel and Corporate Secretary of Patriot Coal Corporation from 2007 to 2011 and Assistant General Counsel and Assistant Corporate Secretary of TALX Corporation from 2003 to 2007. Ms. Buttar received her Juris Doctor from Saint Louis University School of Law and her undergraduate degree in Russian and Eastern European Studies and Political Science from Saint Louis University.
Non-executive Directors
Anthony Bellas
Mr. Anthony Bellas was appointed as Deputy Chairman of the Company on November 30, 2021. Mr. Bellas previously served as Chairman of the Company since August 11, 2015. He brings over 30 years of experience in the public and private sectors. Mr. Bellas was previously CEO of the Seymour Group, one of Queensland’s largest private investment and development companies. Prior to joining the Seymour Group, Mr. Bellas held the position of CEO of Ergon Energy, a Queensland Government-owned corporation involved in electricity distribution and retailing. Before that, he was CEO of CS Energy, also a Queensland Government-owned corporation and the State’s largest electricity generation company, operating over 3,500 MW of gas-fired and coal-fired plant at four locations. Mr. Bellas had a long career with Queensland Treasury, achieving the position of Deputy Under Treasurer. Mr. Bellas is also a director of Loch Exploration Pty Ltd, Colonial Goldfields Pty Ltd and West Bengal Resources (Australia) Pty Ltd.
Robert Cooper
Mr. Robert Cooper is a Non-Executive Director of the Company. Mr. Cooper is a mining engineer with almost 30 years’ industry experience, having held leadership roles across a diverse range of commodities, both in Australia and overseas. He has a broad foundation of operating and technical experience in both operations and project development. Mr. Cooper has previously held leadership positions with BHP Billiton as General Manager of Leinster Nickel Operations within Nickel West, and as Asset President of Ekati Diamonds in Canada. He also held positions with Discovery Metals as General Manager-Operations in Botswana and as General Manager-Development in their Brisbane office. Robert is currently the CEO of Round Oak Minerals Pty Limited, a 100% owned subsidiary of the Washington H Soul Pattinson Group of companies.
Zhanna Golodryga
Ms. Zhanna Golodryga is a Non-Executive Director of the Company. Ms. Golodryga is the Senior Vice President and Chief Digital and Administrative Officer of Phillips 66. Prior to joining Phillips 66, Ms. Golodryga served as Chief Information Officer and Senior Vice President, Services at Hess Corporation with responsibility for managing the company’s service organizations including global supply chain, global business transformation program, and global office services, as well as information management, enterprise architecture, infrastructure and cybersecurity.
Ms. Golodryga was nominated in October 2021 by Phillips 66 as part of the consummation of the Phillips 66 Transaction, which granted Phillips 66 the right to appoint one member to the Company’s Board of Directors. She was elected by the Company’s shareholders on November 30, 2021.
Andrew Liveris AO
Mr. Andrew Liveris AO is a Non-Executive Director of the Company. Mr. Liveris is the former Chairman and Chief Executive Officer of The Dow Chemical Company and former Executive Chairman of DowDuPont. Mr. Liveris is a recognized global business leader with more than 42 years at Dow and experience in manufacturing, engineering, sales, marketing, and business and general management.

Mr. Liveris is also a Director at IBM and Saudi Aramco, Deputy Chairman at Worley, and Chairman at Lucid Motors and the Minderoo Foundation. He is on the advisory board of Sumitomo Mitsui Banking Corporation, Teneo (a global CEO consulting and advisory firm), and NEOM (an initiative driven by Saudi Vision 2030). He is Chairman of the BlackRock Long Term Private Capital Fund and a Special Advisor to the Public Investment Fund. Mr. Liveris serves as a Trustee for the King Abdullah University of Science and Technology and is a member of the Concordia Leadership Council.
Robert Natter
Admiral Robert J. Natter serves as our Chairman and Non-executive Director effective as of November 30, 2021. He previously served as an Executive Director from September 30, 2020. He retired from active military service in 2003 and has significant experience in both the government and private sectors in the North American market.
During his Navy career, Admiral Natter served as the Commander of the U.S. Seventh Fleet operating throughout Asia and the Indian Ocean, Commander in Chief of the U.S Atlantic Fleet and the first Commander of U.S. Fleet Forces Command, overseeing all Continental U.S. Navy bases, facilities and training operations. For six years until 2018, Admiral Natter was Chairman of the U.S. Naval Academy Alumni Association Board of Trustees, representing about 60,000 living graduates. He currently serves on the Board of the Naval Academy Foundation, and also served on the Boards of the National Navy SEAL Museum and the Yellow Ribbon Fund.
Admiral Natter also serves on the Board of Directors of Allied Universal Security Company with over 720,000 employees world-wide. He was previously a Director of Corporate Travel Management, specializing in corporate employee travel throughout Australia, Asia, Europe, and the United States. Until December 2020, Admiral Natter was also the Chairman of the Board of Physical Optics Corp (POC) in Torrance, California.
Trevor St Baker AO
Mr. Trevor St Baker AO is a Non-Executive Director of the Company. Mr. St Baker has over 60 years’ experience in the energy industry, including 23 years in planning and leadership roles within NSW and Queensland Electricity Commissions, 12 years as Principal of ERM Consultants then founding ERM Power Ltd which was acquired by Shell for A$617 million in November 2019.
Mr. St Baker is currently Chairman of Sunset Power International t/a Delta Electricity and the founder and a Director of the St Baker Energy Innovation Fund.
Mr. St Baker is an investor and director of leading global electric vehicle DC fast charge developer and manufacturer, Tritium Pty Ltd. He is also Chairman of Nth Degree Worldwide Technologies Inc, and of Printed Energy Pty Ltd, both of Tempe Arizona, and a Director of CareWear Corp, of Reno NY. Mr. St Baker is also a founding director of SMR Nuclear Technology Pty Ltd. Mr. St Baker also co-founded the St Baker Wilkes Indigenous Educational Foundation Limited, and he and his wife have established the Trevor & Judith St. Baker Philanthropic Trust.
Mr. St Baker has appointed Mr. Chris Hay to act as his alternate on the Board of the Company. Mr. Hay is an experienced senior executive and investment professional with direct investment experience with private equity and venture capital. As Mr. St Baker’s alternate, Mr. Hay is entitled to attend meetings of the directors of the Company, and exercises Mr. St Baker’s powers as a director, when Mr. St. Baker is not able to do so.
Family Relationships
Andrew Liveris, a non-executive director, is the father of the Group’s Chief Financial Officer, Nick Liveris. Until September 2020, Mr. St Baker’s son, Philip St Baker, served as the Group’s Managing Director.
B.	Compensation
Overview
Our remuneration policy is to align director and senior management objectives with shareholder and business objectives by providing a fixed remuneration component and typically offering short-term and long-term incentives based on key performance areas. Our board of directors believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated entity, as well as create goal congruence between directors, executives and shareholders. Our board of directors and the Remuneration Committee are responsible for determining the appropriate remuneration package for our directors and senior management, including our Chief Executive Officer.
Remuneration of Senior Management
Our senior management receive fixed annual remuneration of cash salary and employee benefit coverage, short-term incentives under our annual bonus program and long-term incentives in the form of equity awards.
All senior management are eligible to receive an annual cash bonus at the end of the financial year subject to the executive achieving the key performance indicators set for them during the financial year. We reserve the right to pay any annual cash bonus in the form of fully paid ordinary shares at the sole discretion of our board of directors. For the purpose of calculating the number of shares to be issued to the executive, the issue price of the ordinary shares is based on the 10-day volume weighted average price of ordinary shares immediately prior to the issue.
Our senior management participate at the discretion of our board of directors in our Long Term Incentive Program (or “LTIP”), consisting of one-off grants of options or performance rights, with varying vesting conditions. We do not have a formal grant practice under the LTIP; rather, incentives are awarded at the discretion of our board of directors. Performance rights convertible into 1,500,000 ordinary shares (in the case of our Chief Executive Officer) and 750,000 ordinary shares (in the case of our Chief Financial Officer) were awarded to senior management during the fiscal year ended June 30, 2021. Performance rights convertible into 200,000 ordinary shares were awarded to each of our Chief Executive Officer and Chief Financial Officer on November 30, 2021. Performance rights convertible into 1,000,000 ordinary shares were awarded to our Chief Scientific Advisor on July 1, 2021, subject to a vesting schedule of one-quarter per year starting July 1, 2022. Performance rights convertible into 150,000 ordinary shares were awarded to our Senior Vice President & General Counsel on October 6, 2021, subject to a vesting schedule of one-quarter per year starting April 22, 2022.
Remuneration of Non-Executive Directors
The non-executive chairman receives cash fees of USD$106,000 per year including superannuation. The non-executive deputy chairman receives cash fees of USD$70,000 per year including superannuation. Other non-executive directors receive USD$50,000 per year inclusive of superannuation. Committee Chair fees range from USD$12,500 to USD$20,000 and Committee Membership fees range from USD$6,750 to USD$10,000 per year inclusive of superannuation, are also paid. Fees are reviewed annually by the board taking into account comparable roles. The current base fees were reviewed with effect from July 1, 2021.
The non-executive Directors’ fee pool is USD$600,000 (excluding share based payments).
In addition to the cash fees noted above, non-executive directors receive an annual reward of USD$110,000 of Share Rights.
Employment Agreements with Senior Management
We entered into employment agreements with our Chief Executive Officer, Chief Financial Officer and Senior Vice President & General Counsel as of July 1, 2021. The employment agreements generally provide for the following remuneration:
•
Annual base salary of US$646,800 (in the case of our Chief Executive Officer), US$400,000 (in the case of our Chief Financial Officer) and US$361,500 (in the case of our Senior Vice President & General Counsel), which is to be reviewed annually by our board of directors;

•
Annual bonus of up to 100% of base salary (in the case of our Chief Executive Officer and Chief Financial Officer) and up to 50% of base salary (in the case of our Senior Vice President & General Counsel) (which may be increased or decreased in extraordinary circumstances, in the complete discretion of the board of directors), based on the achievement of key performance indicators approved by the board of directors; and

•	Annual long-term incentive opportunity with a target value based on a number of shares with a value of US$1,796,000 (in the case of our Chief Executive Officer), US$526,900 (in the case of our Chief

Financial Officer) and US$442,100 (in the case of our Senior Vice President & General Counsel) for the three-year performance period commencing July 1, 2021; and an initial grant of performance rights of 150,000 shares (in the case of our Senior Vice President & General Counsel) and subject to a vesting schedule of one-quarter per year starting April 22, 2022.
In the event we terminate the executive without cause or the executive terminates for good reason (as defined in the executive’s agreement), the executive will be entitled to receive the sum of twelve months of base salary and the executive’s target annual bonus for the year of termination, plus a prorated portion of the executive’s annual bonus for the year of termination (subject to achievement of the key performance indicators, unless the termination occurs within twelve months following a change in control) and continuation of health and welfare benefits for twelve months.
In addition, upon termination without cause or for good reason, the executive will be entitled to vesting of a portion of the executive’s outstanding long-term incentive awards, to the same extent as if the executive had continued in employment for an additional twelve months, and all outstanding long-term incentive awards will fully vest on the occurrence of a change in control.
In connection with their employment agreements, our Chief Executive Officer, Chief Financial Officer and Senior Vice President & General Counsel also entered into restrictive covenant agreements, which generally provide the executive will not compete with us nor solicit our customers, suppliers or employees during the term of employment and following termination for any reason for a period of one year.
Remuneration of Our Directors and Senior Management During the Fiscal Year Ended June 30, 2021
Details of the remuneration of our non-executive directors and senior management for our fiscal year ended June 30, 2021, are set forth below.
Name	Salary (A$)	Short- Term Incentive (A$)	Long-Term Incentive (A$)	Termination benefits (A$)	Discretionary payments (A$)	Superannuation (A$)	Total (A$)
Executive Directors
Philip St. Baker(1)	22,951	—	—	75,000	—	1,536	99,487
Robert Natter(4)	163,194	—	—	—	50,000	—	213,194
Other Senior Management
Christopher Burns	365,560	210,000	1,590,000	—	100,000	—	2,165,560
Nicholas Liveris	299,433	192,000	795,000	—	100,000	—	1,286,433
Rashda Buttar(3)	61,962	22,700	—	—	—	—	84,662
Non-Executive Directors
Anthony Bellas(5)	71,005	—	—	—	50,000	6,714	127,719
Gregory Baynton(2)	60,300	—	—	—	—	5,729	66,029
Robert Cooper	71,005	—	—	—	—	6,745	77,750
Andrew Liveris	51,005	—	—	—	—	4,845	55,850
Trevor St Baker	39,245	—	—	—	—	3,728	42,973
(1)	Mr. Philip St. Baker ceased serving as our Managing Director effective September 23, 2020.
(2)	Mr. Baynton ceased serving as an Executive Director effective September 30, 2020 and a non-executive director effective November 30, 2021.
(3)	Ms. Buttar was appointed to the position of Senior Vice President and General Counsel on April 22, 2021.
(4)	Admiral Natter became our Executive Director effective September 23, 2020 and a Non-Executive Director and our Chairman effective November 30, 2021.
(5)	Mr. Bellas served as the Company’s Chairman until November 30, 2021. Mr. Bellas currently serves as the Company’s Deputy Chairman.
C.	Board Practices
Board of Directors
Our board of directors currently consists of six members and one alternate director. Under our Constitution and the ASX Listing Rules, we must hold an election of directors each year at our annual general meeting of shareholders. A director (other than our managing director) must not hold office (without re-election) past the third annual general meeting following the director’s appointment or three years, whichever is longer. If there would otherwise not be a vacancy on the board, and no director is required to retire, then the director who has been longest in office since last being elected must retire. The retirement of a director from office under the Constitution and the re-election of a director or the election of another person to that office (as the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occurs.
The membership of our board of directors is directed by the following recommendations and requirements as set forth in the Corporations Act, the ASX Listing Rules and Corporate Governance Principles and Recommendations, our Constitution and our Board Charter, as applicable:
•
there will be a minimum of three directors, half of our directors should be non-executive directors, and, unless shareholders in a general meeting resolve otherwise, there will be a maximum of 12 directors. The appointment of an alternate director does not count towards the total number of directors. Within those limits, our board of directors may determine the number of directors to serve on our board at any one time;

•
the majority of our board of directors should be (but is not required to be) independent, as recommended by recommendation 2.4 of the ASX Corporate Governance Principles and Recommendations, which differs from the independence standards under Nasdaq corporate governance listing standards;

•
our board of directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum number of directors permitted), and any director so appointed will hold office until the end of the next annual general meeting when he or she must go for re-election by way of ordinary resolution;

•
a director may, with the approval of a majority of the board of directors, appoint a person to be that director’s alternate director for any period that director decides, whom in the appointing directors absence may exercise any power that the appointer may exercise and attend and vote in place of or on behalf of the appointing director, and will hold office until the office of the appointing director is vacated or the alternate director’s appointment is terminated or suspended by a majority of the board of directors; and

•	our board of directors should, collectively, have a broad range of experience, expertise, skills and contacts relevant to the Group and its business.
Our board of directors has delegated responsibility for the strategic and operational management of our businesses to the Chief Executive Officer but remains responsible for overseeing the performance of management. The principal roles and responsibilities of our board of directors include the following:
•	providing leadership and setting the strategic objectives of the Group;
•	determining the board’s composition, including appointment and retirement or removal of the Chairman and Deputy Chairman (if applicable);
•	oversight of the Group (including its control and accountability systems);
•	appointing and removing the Chief Executive Officer or equivalent;
•	where appropriate, ratifying the appointment and the removal of senior executives of the Company;
•	reviewing, ratifying and monitoring the risk management framework and setting the risk appetite within which the board expects management to operate;
•	approving and formulating company strategy and policy, monitoring senior executive’s implementation of strategy;
•	approving and monitoring operating budgets and major capital expenditure
•	overseeing the integrity of the Group’s accounting and corporate reporting systems, including the external audit;
•	monitoring industry developments relevant to the Group and its business;

•	developing suitable key indicators of financial performance for the Group and its business;
•	overseeing the Group’s corporate strategy and performance objectives developed by management;
•	overseeing the Group’s compliance with its continuous disclosure obligations;
•	approving the Group’s remuneration framework;
•	monitoring the overall corporate governance of the Group (including its strategic direction and goals for management, and the achievement of these goals); and
•	oversight of committees of the board.
Our board of directors has established delegated limits of authority, which define the matters that are delegated to management and those that require board of director approval. Under the Corporations Act, at least one of our directors must be a resident Australian. None of our non-executive directors have any service contracts with us that provide for benefits upon termination of employment. Under our Board Charter, the board of directors is required to meet at least six times per year.
Board Committees
To assist with the effective discharge of its duties, the board of directors has established an Audit and Risk Committee and a Remuneration Committee. The Audit and Risk Committee, Remuneration Committee and any other committee that is established by the board from time to time, operates under a charter approved by our board of directors, which sets forth the purposes and responsibilities of the committee as well as qualifications for committee membership, committee structure and operations and committee reporting to the board of directors.
Audit and Risk Committee
The members of our Audit and Risk Committee are Mr. Anthony Bellas, Mr. Robert Cooper and Ms. Zhanna Golodryga. The chairperson of our Audit and Risk Committee is Mr. Bellas effective November 30, 2021. Mr. Cooper previously served as the chairperson of our Audit and Risk Committee. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. The board of directors has determined that Mr. Bellas qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Mr. Bellas and Mr. Cooper are independent, as independence is defined under the rules of the SEC and the Nasdaq applicable to foreign private issuers.
The charter for our Audit and Risk Committee requires the committee to consist of at least three directors, a majority of whom must be non-executive directors who should also be independent directors. The chairperson of our Audit and Risk Committee must be an independent director and cannot be the chairperson of our board of directors. The Audit and Risk Committee is required to hold at least three meetings per financial year.
The role of the Audit and Risk Committee is to advise our board of directors on the establishment and maintenance of a framework of internal controls for the Group’s management and assist our board of directors with policy on the quality and reliability of financial information prepared for use by the board. Specific responsibilities of our Audit and Risk Committee include:
•	monitoring the establishment of an appropriate internal control framework, including information systems, and its operation and considering enhancements;
•	assessing corporate risk (including economic, environmental and social sustainability risks) and compliance with internal controls;
•	overseeing business continuity planning and risk mitigation arrangements;
•	assessing the objectivity and performance of the internal audit function and considering enhancements;
•	reviewing reports on any material misappropriation, frauds and thefts from the Group;
•	reviewing reports on the adequacy of insurance coverage;
•	monitoring compliance with relevant legislative and regulatory requirements (including continuous disclosure obligations) and declarations by the committee secretary in relation to those requirements;

•	reviewing material transactions which are not a normal part of the Group’s business;
•
reviewing the nomination, performance and independence of the external auditors, including recommendations to the board for the appointment or removal of any external auditor and the rotation of the audit engagement partner;

•	liaising with the external auditors and monitoring the conduct, scope and adequacy of the annual external audit;
•
reviewing management corporate reporting processes supporting external reporting, including the appropriateness of the accounting judgments or choices made by management in preparing the financial reports and statements;

•
reviewing financial statements and other financial information distributed externally, including considering whether the financial statements reflect the understanding of the ARM Committee and otherwise provide a true and fair view of the financial position and performance of the Group;

•	preparing and recommending for approval by the Board the corporate governance statement for inclusion in the annual report or any other public document;
•	reviewing external audit reports and monitoring, where major deficiencies or breakdowns in controls or procedures have been identified, remedial action taken by management;
•	reviewing any proposal for the external auditor to provide non-audit services and whether it might compromise the independence of the external auditor; and
•	reviewing and monitoring compliance with the Code of Conduct.
Remuneration Committee
The members of our Remuneration Committee are Mr. Anthony Bellas, Mr. Robert Cooper and Mr. Andrew Liveris. The chairperson of our Remuneration Committee is Mr. Cooper. The role of the Remuneration Committee is to advise our board of directors on remuneration and issues relevant to remuneration policies and practices, including for our senior management and non-executive directors. The Remuneration Committee is required to hold at least two regular meetings each year. Specific responsibilities of our Remuneration Committee include:
•	reviewing and evaluating relevant market practices and trends for remuneration relevant to the Group;
•
reviewing and making recommendations to our board of directors for our remuneration practices, policies and framework, including in relation to equity-based remuneration plans and superannuation arrangements and the allocation of the directors’ fee pool;

•	overseeing the performance and reviewing and making recommendations to our board of directors for the remuneration packages of our senior management and non-executive directors;
•
preparing for our board of directors any report that may be required under applicable legal or regulatory requirements about remuneration matters and reviewing our reporting and disclosure practices in relation to the remuneration of our senior management and non-executive directors; and

•
reviewing, making recommendations to our board of directors on remuneration by gender and other diversity criteria, reporting to our board of directors as necessary to facilitate compliance with our diversity policy, and reviewing and reporting to the board, at least annually, on the proportion of women and men in the workforce at all levels of the Group, and their relative levels of remuneration.

Foreign Private Issuer Exemption
We qualify as a “foreign private issuer” as defined in Section 405 of the Securities Act of 1933, as amended. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, the members of our board of directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules, to the extent applicable.

The foreign private issuer exemption will also permit us to follow home country corporate governance practices or requirements instead of certain Nasdaq listing requirements, including the following:
•
We expect to rely on an exemption from the requirements that a majority of our directors be independent. The ASX Listing Rules and the Corporations Act do not have such a requirement, although it is recommended.

•
We expect to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq listing rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.

•
We expect to rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq listing rules. In compliance with Australian law, our Constitution provides that two shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. Nasdaq listing rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding voting ordinary shares.

•
We expect to follow applicable Australian law and the ASX Listing Rules regarding prior shareholder approval in lieu of the requirement prescribed by Nasdaq listing rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules requiring prior shareholder approval for issuance of equity securities in a number of circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under certain exceptions to the rule or with shareholder approval are not counted), (ii) subject to certain exceptions, issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan.

•
We expect to maintain a Remuneration Committee, but certain members may be non-independent directors; however, we do not expect to maintain a Nominating and Corporate Governance Committee. The ASX Listing Rules and the Corporations Act do not require the establishment of a Remuneration Committee or a Nominating and Corporate Governance Committee, and if established, do not require all members to be independent directors.

These exemptions do not modify the independence requirements for our Audit and Risk Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq listing rules, which require that our Audit and Risk Committee be composed of at least three independent members. Rule 10A-3 under the Exchange Act provides that the Audit and Risk Committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the Audit and Risk Committee’s responsibilities or powers with respect to such matter may instead be advisory.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the listing rules of Nasdaq.
Code of Conduct
We have adopted a Code of Conduct applicable to all of our directors that is contained within our Corporate Governance Charter, which is available on our website at www.novonixgroup.com. Our Board of Directors intends to adopt a code of conduct applicable to our officers, senior executives, employees, consultants and contractors to become effective following the listing of our ordinary shares on Nasdaq. We will post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this registration statement.

Family Relationships
Andrew Liveris, a non-executive director, is the father of the Group’s Chief Financial Officer, Nick Liveris. Until September 2020, Mr. St Baker’s son, Philip St Baker, served as the Group’s Managing Director.
D.	Employees
We had 81 employees as of June 30, 2021, 34 of whom were located in the United States and 47 were located in Canada. We believe we offer our employees competitive compensation packages and a dynamic work environment. We have generally been able to attract and retain qualified employees and maintain a core management team. We plan to hire additional experienced and talented employees in areas such as research and development, production, finance, and marketing as we grow our business.
We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.
E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2021, for:
•	each member of our senior management;
•	each of our directors; and
•	all of our directors and senior management as a group.
To our knowledge, as of September 30, 2021, approximately 139,946,432 ordinary shares, or 29% of our ordinary shares, were held of record by 22 residents of the United States.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own.
Applicable percentage ownership is based on 482,563,962 ordinary shares outstanding as of September 30, 2021. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and performance rights held by the person or entity that are currently exercisable, or exercisable within 60 days of September 30, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our ordinary shares have different voting rights from other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For further information regarding options to purchase ordinary shares and performance rights held by our directors and senior management, see “Management—Remuneration.”
Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Mr. & Mrs. Trevor C. St. Baker(1)	64,222,832	13.3%
Mr. Gregory AJ Baynton(2)	25,290,019	5.2%
Mr. Andrew Liveris(3)	13,632,794	2.8%
Dr. Christopher Burns(4)	3,856,936	*
Admiral Robert J Natter(5)	3,025,258	*
Mr. Anthony G Bellas(6)	2,146,374	*
Mr. Nicholas Liveris(7)	1,400,000	*
Mr. Robert Cooper(8)	786,612	*
All directors and senior management as a group (11 persons)	114,360,825	23.7%
*	Represents beneficial ownership of less than 1%.

(1)
Consists of 60,084,901 ordinary shares held by St Baker Energy Holdings Pty Ltd as trustee for the St Baker Energy Innovation Trust, an entity Mr. Trevor St Baker, a member of our board of directors, controls. It also includes 4,137,931 ordinary shares issued on May 11, 2021.

(2)
Consists of 24,828,494 ordinary shares held by Allegro Capital Nominees Pty Ltd, 428,192 ordinary shares held by Intercontinental Pty Ltd and 33,333 ordinary shares held by Baynton Brothers Pty Ltd, all of which are entities that are controlled by Gregory Baynton, a former member of our board of directors. Mr. Baynton ceased serving as a non-executive director effective November 30, 2021.

(3)
Consists of 4,132,794 ordinary shares held by Mutual Trust Pty Ltd, an entity that manages the investment of Mr. Andrew Liveris, a member of our board of directors, in the Company and 5,000,000 ordinary shares held by Mr. Andrew Liveris beneficially. It also includes 4,500,000 ordinary shares issuable upon exercise of vested options.

(4)	Consists of 3,356,936 ordinary shares held beneficially by Dr. Christopher Burns, our Chief Executive Officer. It also includes 500,000 ordinary shares issuable upon exercise of vested options.
(5)
Consists of 1,501,724 ordinary shares held by HSBC Custody Nominees (Australia) Limited, an entity that manages the investment of Admiral Robert Natter, a member and Chairman of our board of directors, in the Company and 523,534 ordinary shares by Admiral Robert Natter beneficially. It also includes 1,000,000 ordinary shares issuable upon exercise of vested options.

(6)
Consists of 2,077,551 ordinary shares held by Loch Explorations Pty Ltd, and 68,823 ordinary shares held by AG Bellas Super Pty Ltd, entities which a member and Deputy Chairman of our board of directors, Mr. Anthony Bellas, controls.

(7)	Consists of 900,000 ordinary shares held beneficially by Mr. Nicholas Liveris, our Chief Financial Officer. It also includes 500,000 ordinary shares issuable upon exercise of vested options.
(8)	Consists of 586,612 ordinary shares held beneficially by Mr. Robert Cooper, a member of our board of directors. It also includes 200,000 ordinary shares issuable upon exercise of vested options.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2021, for each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares;
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own.
Applicable percentage ownership is based on 482,563,962 ordinary shares outstanding as of September 30, 2021. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and performance rights held by the person or entity that are currently exercisable, or exercisable within 60 days of September 30, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our ordinary shares have different voting rights from other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For further information regarding options to purchase ordinary shares and performance rights held by our directors and senior management, see “Management—Remuneration.”
Unless otherwise indicated, the address of each beneficial owner listed below is c/o NOVONIX Limited, Level 8, 46 Edward Street, Brisbane, Queensland 4000, Australia.
Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Phillips 66 Company(1)	77,962,578	16.2%
Mr. & Mrs. Trevor C. St. Baker(2)	64,222,832	13.3%
Mr. Gregory AJ Baynton(3)	25,290,019	5.2%
(1)
In September 2021, we consummated a transaction with Phillips 66 pursuant to which Phillips 66 acquired 77,962,578 ordinary shares, representing approximately 16.2% of our outstanding ordinary shares as of September 30, 2021, for an aggregate purchase price of US$150 million. See “Business – Recent Developments”

(2)
Consists of 60,084,901 ordinary shares held by St Baker Energy Holdings Pty Ltd as trustee for the St Baker Energy Innovation Trust, an entity Mr. Trevor St Baker, a member of our board of directors, controls. It also includes 4,137,931 ordinary shares issued on May 11, 2021.

(3)
Consists of 24,828,494 ordinary shares held by Allegro Capital Nominees Pty Ltd, 428,192 ordinary shares held by Intercontinental Pty Ltd and 33,333 ordinary shares held by Baynton Brothers Pty Ltd, all of which are entities that are controlled by Gregory Baynton, a former member of our board of directors. Mr. Baynton ceased serving as a non-executive director effective November 30, 2021.

B.	Related Party Transactions
Other than compensation arrangements which are described under “Directors, Senior Management and Employees – Compensation” or as disclosed below, from July 1, 2018 through the date of this registration statement, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.
Transactions with Directors
As part of our March 2021 equity offering included in “Recent Sales of Unregistered Securities”, we announced that approximately 5.67 million ordinary shares would be issued, in the aggregate, to Mr. Trevor St

Baker, Mr. Andrew Liveris, Admiral Robert Natter and Mr. Robert Cooper (or entities affiliated with them) at a purchase price of A$2.90 per share for an aggregate purchase price of A$16 million. These shares were issued by May 11, 2021, following receipt of shareholder approval on April 27, 2021.
During the fiscal year ended June 30, 2020, Mr. Philip St Baker was paid rent totaling A$77,579 (USD$52,000), for the use of property owned by Mr. Philip St Baker in Colorado, USA. Mr. Philip St Baker’s salary was reduced accordingly to reflect the additional benefit Mr. Philip St Baker received.
During the fiscal year ended June 30, 2021:
•	The Group entered into a separation agreement with Philip St Baker following his resignation on 23 September 2020, which included the settlement of a $1,500,000 limited recourse loan.
During the fiscal year ended June 30, 2020:
•
A$4,000,000 in unsecured loan notes were issued to the St Baker Energy Innovation Fund, a related party of Mr. Trevor St Baker. Prior to the issue of the loan notes, the St Baker Energy Innovation Fund provided the Company with a A$4,000,000 short-term unsecured loan bearing interest at a rate of 10%. Following shareholder approval on July 31, 2019, for the loan notes, the short-term loan was converted to loan notes. These loan notes were repaid in connection with the June 2020 Capital Raise Transaction described below.

•
the Group entered into a short-term loan agreement with the St Baker Energy Innovation Fund for A$3,400,000. This loan was repaid in connection with the June 2020 Capital Raise Transaction described below.

•	the Group entered into short-term loan agreements with directors totaling A$3,148,960. These loans were repaid in connection with the June 2020 Capital Raise Transaction described below.
•
at a General Meeting of Shareholders held on June 30, 2020, shareholders approved the issue of 67,085,100 fully paid ordinary shares to the St Baker Energy Innovation Fund at an issue price of A$0.29 per share raising A$19,454,679 (the “June 2020 Capital Raise Transaction”). The consideration for the ordinary shares received consisted of cash and the retirement of both convertible loan notes and short-term loans owing. Details of the June 2020 Capital Raise Transaction are set out in the table below:

	Face value of loan notes and balance of short-term loan A$	Interest accrued A$	Placement proceeds A$	Total A$	Shares issued (Number)
Loan notes redeemed	10,000,000	1,187,397	—	11,187,397	38,577,232
Short-term loan repaid	3,400,000	131,575	—	3,531,575	12,177,845
Placement proceeds	—	—	4,735,707	4,735,707	16,330,023
Total	13,400,000	1,318,972	4,735,707	19,454,679	67,085,100
Director and Senior Management Compensation
See “Management—Remuneration” for information regarding compensation of our senior management and directors.
Indemnification Agreements
Our Constitution provides that, to the full extent permitted by law, to the extent that an officer is not otherwise indemnified pursuant to any insurance coverage, we will indemnify every person who is or has been an officer of the company against any liability incurred by that person as an officer. This includes any liability incurred by that person in their capacity as an officer of a related body corporate.
We intend to enter into Deeds of Indemnity, Insurance and Access, or Indemnity Deeds with each a non-executive director and executive officer. Under the Indemnity Deeds, we will agree to indemnify (to the maximum extent permitted under Australian law and our Constitution, subject to certain specified exceptions)

each director and executive officer against all liabilities incurred in any capacity, including acting as an authorized representative of NOVONIX, and any and all costs and expenses relating to such a claim or to any notified event incurred by such director or executive officer, including costs and expenses reasonably and necessarily incurred to mitigate any liability for such a claim or any claim which may arise from such a notified event. The Indemnity Deeds will provide that the indemnities are unlimited as to amount, continuous and irrevocable.
Separately, we intend to obtain insurance for our directors and executive officers, as will be required by the Indemnity Deeds.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Related Person Transaction Policy
We comply with Australian law and the rules and regulations of the ASX regarding approval of transactions with related parties. Under Australia’s securities laws and ASX rules, transactions with directors or significant shareholders of the Company (or their associates) may require shareholder approval depending on the size or nature of the transaction.
All of the transactions described above were entered into prior to the adoption of the written policy, but our board of directors and, where necessary, our shareholders, evaluated and approved all transactions that were considered to be related party transactions under Australian law and the rules and regulations of the ASX at the time at which they were consummated.
C.	Interests of experts and counsel
Not applicable.

Item 8.	Financial Information
A.	Consolidated Financial Statements and Other Financial Information
For a list of all financial statements filed as part of the registration statement, see “Item 18. Financial Statements.” For information on our dividend policy see “Item 10B. Memorandum and Articles of Association.”
Legal Proceedings
We believe that we are currently not a party to any material legal proceedings. From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. For risks related to legal proceedings, see “Risk Factors—From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position,” and “Risk Factors—We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.”
B.	Significant Changes
No significant change, other than as otherwise described in this registration statement on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this registration statement on Form 20-F.
Item 9.	The Listing
A.	Listing Details
The principal trading market for our ordinary shares is the ASX in Australia, where the ordinary shares have been listed since 2015. On December 6, 2021, the closing price of our ordinary shares as traded on the ASX was A$8.09 per ordinary share. We intend to apply to have our ADSs listed on the Nasdaq Global Market under the symbol “NVX”. For a description of the rights of our ADSs, see “Description of Securities Other Than Equity Securities – American Depositary Shares.”
B.	Plan of Distribution
Not applicable.
C.	Markets
Our ordinary shares are publicly traded on the ASX under the symbol “NVX”.
We are filing this registration statement on Form 20-F in anticipation of the listing of our ADSs, each representing one of our ordinary shares, on the Nasdaq Global Market under the symbol “NVX”. [     ], acting as depositary, will register and deliver our ADSs.
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
Item 10.	Additional Information
A.	Share Capital
General
The following description of our ordinary shares is only a summary. We encourage you to also read our Constitution, which is included as an exhibit to this registration statement, of which this registration statement forms a part.

We are a public company limited by shares incorporated under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our corporate affairs are principally governed by our Constitution, the Corporations Act and the Australian Securities Exchange, or ASX, Listing Rules. Our ordinary shares are quoted and trade on the ASX.
Our Constitution is not significantly different to a U.S. company’s charter documents. However, we do not have a limit on our authorized share capital, and the concept of ‘par value’ is not recognized under Australian law. Our constitution is further discussed under “—Our Constitution”, below.
Subject to any restrictions on the issue of securities in our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may from time to time issue shares and grant options over unissued shares on any terms, with the rights and restrictions and for the consideration that our board of directors determine. The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable in Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote (subject to any voting exclusions which may apply to specific resolutions) and speak at, general meetings.
Changes to Our Share Capital
As of the date of this registration statement, we had: (i) 482,563,962 ordinary shares outstanding, (ii) outstanding options to subscribe for 29,363,334 ordinary shares at a weighted-average exercise price of approximately A$0.51 per share, (iii) 4,370,000 outstanding performance rights held by key management personnel (“KMP”) and employees (with each performance right being a contractual right to receive an ordinary share for no consideration provided applicable performance hurdles are achieved) and (iv) 291,500 outstanding share rights held by directors.
From July 1, 2018 through the date of this registration statement (i.e. over the last three completed financial years), the following events changed the number of our issued and outstanding ordinary shares:
•	10,750,000 ordinary shares issued upon exercise of options by directors and executives;
•	1,896,666 ordinary shares issued upon exercise of other options;
•	3,158,865 ordinary shares issued upon exercise of KMP performance rights;
•	400,000 ordinary shares issued upon exercise of non-KMP performance rights;
•	259,585,759 ordinary shares issued in connection with capital raising transactions;
•	5,672,414 ordinary shares issued to Mr. Trevor St Baker, Mr. Andrew Liveris nominees, Admiral Robert Natter and Mr. Robert Cooper (or entities affiliated with them); and
•	77,962,578 ordinary shares issued to Phillips 66.
B.	Memorandum and Articles of Association
Our Constitution
Our Constitution governs our internal management and is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of our company. It provides that our company may exercise any power, take any action or engage in any conduct which the Corporations Act permits a company limited by shares to exercise, take or engage in. Under the Corporations Act, a company has the legal capacity and powers of an individual both within and outside Australia, as well as a number of other powers specific to companies.
Our Constitution is subject to the terms of the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders (in person or by proxy) entitled to vote on the resolution.
The material provisions of our Constitution are summarized below. This summary is not intended to and does not constitute a complete statement of the rights and liabilities of our shareholders, and is qualified in its entirety by reference to the complete text of our Constitution, a copy of which is included as an exhibit to this registration statement, of which this registration statement forms a part.

Interested Directors
Unless a relevant exception applies, the Corporations Act requires our directors to disclose any material personal interest in a matter that relates to the affairs of our company and prohibits them from voting on those matters and from being present at the meeting while the matter is being considered. However, a director with a material personal interest may be present at the meeting and vote on the matter if directors who do not have a material personal interest in the relevant matter have passed a resolution:
•	identifying that director, the nature and extent of the director’s interest in the matter and its relation to our affairs; and
•	stating that those directors are satisfied that the interest should not disqualify the director from voting or being present.
If a director has an interest in a matter, then under our Constitution that director may:
•	subject to the requirements under the Corporations Act described above, participate in and vote on that matter;
•
be counted in determining whether a quorum is present at any directors’ meeting considering that matter, provided they are entitled to vote on at least one of the resolutions to be proposed at that meeting;

•	execute any document relating to that matter; and
•
provided their interest has been disclosed (where required by Australian law) prior to the relevant transaction being entered into, retain the benefits under any transaction that relates to the interest.

In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of the provision of financial benefits by our company to our directors, unless a relevant exception applies (such as reasonable remuneration; on this topic see “—Directors’ Compensation” below).
Directors’ Compensation
Our non-executive directors are paid remuneration for their services as directors. Remuneration may be provided in a manner determined by the directors, including by way of non-cash benefits (for example, contributions to a superannuation fund). As of the date of this registration statement, non-executive directors as a whole may be paid or provided remuneration for their services up to a total amount or value of A$600,000 per financial year in aggregate. This amount may be divided among the directors in such proportions as the directors themselves agree and in accordance with our Constitution. The capped sum remuneration for non-executive directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, our board of directors may fix the remuneration of each executive director.
Fees payable to our non-executive directors must not include a commission on, or a percentage of, our profits or operating revenue. Remuneration paid to our executive directors may include a commission on, or percentage of, our profits but not our operating revenue.
Pursuant to our Constitution, any director who performs extra services or devotes special attention to the business of our company may be paid an additional sum for those services and that devotion. Such a payment would fall outside of the capped sum remuneration described above if paid to a non-executive director.
In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for all travelling and other expenses properly incurred by the directors in attending general meetings, board meetings, committee meetings or otherwise in connection with our business.
In addition, in accordance with our Constitution and subject to the requirements of the Corporations Act, a director may be paid a retirement benefit as determined by our board of directors.
Borrowing Powers Exercisable by Directors
Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to borrow or raise money in any other way for the purposes of the company, and may grant security for the repayment, performance or fulfilment of any debts, liabilities, contracts or obligations incurred or undertaken by the company in any manner and upon any terms and conditions as our board of directors deems appropriate.
Retirement of Directors
Pursuant to the ASX Listing Rules, we must hold an election of directors at each annual general meeting, at which at least one director must stand for election or re-election. If there would not otherwise be a vacancy on the board, and no director is required to retire (as described below), then the director who has been longest in office since last being elected must retire.
A director will be required to retire if: (i) they have been appointed by the other directors since the previous annual general meeting (as an addition to the board or to fill a casual vacancy), or (ii) they would hold office without re-election beyond the third annual general meeting following their appointment. Retirement based on the latter rule does not apply to the managing director.
The retirement of a director from office, and the re-election of a director or the election of another person to that office, takes effect at the conclusion of the relevant annual general meeting.
Rights and Restrictions on Classes of Shares
The rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that, subject to the Corporations Act, the ASX Listing Rules and our Constitution, our directors may issue shares (including shares with certain preferential rights, as described below) and grant options over unissued shares to such persons, on such terms and with such rights and restrictions as they may determine.
Preference shares issued by our company may be liable to be redeemed or converted to ordinary shares and will have limited voting rights. They would also receive a preferential dividend, in priority to the payment of any dividend on the ordinary shares, at a rate (fixed or variable) and on the basis (including whether cumulative or not) decided by the directors.
As of the date of this registration statement, our outstanding share capital consists of only one class of ordinary shares.
Dividend Rights
Under the Corporations Act, a company must not pay a dividend unless:
•	the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend;
•	the payment of the dividend is fair and reasonable to the company’s shareholders as a whole; and
•	the payment of the dividend does not materially prejudice the company’s ability to pay its creditors.
Subject to this requirement, our board of directors may from time to time determine to pay dividends to shareholders. All unclaimed dividends may be invested by our board of directors for our benefit until claimed or until required to be dealt with under any law relating to unclaimed moneys.
Voting Rights
Under our Constitution, and subject to any voting exclusions imposed under the ASX Listing Rules (which typically exclude parties from voting on resolutions in which they have an interest) and any rights and restrictions attaching to a class of shares (such as voting rights for preference shares, if any were issued), each shareholder has one vote on a show of hands at a meeting of the shareholders. If a poll is demanded under the Constitution or the Corporations Act, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are generally not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Under Australian law, an ordinary resolution is passed if a majority of the votes cast on the resolution (in person or by proxy) by members entitled to vote on the resolution are in favor of the resolution. Under our Constitution, if the votes are equal on a proposed resolution, the chair of the meeting has a casting vote in addition to any deliberative vote. Under Australian law, a special resolution (which is required to amend our Constitution, among other things) is passed if at least 75% of the votes cast on the resolution (in person or by proxy) by members entitled to vote on the resolution are in favor of the resolution.
ADS holders may not directly vote at a meeting of the shareholders but may instruct the depositary to vote the number of deposited ordinary shares which their ADSs represent. See “Description of American Depositary Shares—Voting Rights.”
Right to Share in Our Profits
Pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders. However, any such dividend is only payable in accordance with the requirements set out in the Corporations Act described above under “—Dividend Rights”.
Rights to Share in the Surplus in the Event of Winding Up
Our Constitution provides for the right of shareholders to participate in a surplus in the event of our winding up, subject to the rights attaching to a class of shares.
No Redemption Provision for Ordinary Shares
There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, shares may be issued and allotted, which are liable to be redeemed (i.e. redeemable preference shares). Under the Corporations Act, redeemable preference shares may only be redeemed if those preference shares are fully paid-up and payment in satisfaction of redemption is out of profits or the proceeds of a new issue of shares made for the purpose of the redemption.
Variation or Cancellation of Share Rights
Subject to the Corporations Act, the ASX Listing Rules and the terms of issue of shares of that class, the rights and privileges attached to shares in a class of shares may only be varied or cancelled by a special resolution, together with either:
•	a special resolution passed at a meeting of members holding shares in the class; or
•	the written consent of members with at least 75% of the votes in the class.
Directors May Make Calls
Our Constitution provides that subject to the terms on which partly paid shares are issued, directors may make calls on the holders of the ordinary shares for any money unpaid on them.
General Meetings of Shareholders
General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. Notice of the proposed meeting of our shareholders is required to be given to shareholders at least 28 days prior to such meeting under the Corporations Act.
Foreign Ownership Regulation
Our Constitution does not impose specific limitations on the rights of non-Australian residents to hold or acquire our securities. However, proposed acquisitions of securities in Australian companies by foreign persons may be subject to review by the Australian Federal Treasurer (who is advised by Australia’s Foreign Investment Review Board, or FIRB) under the Foreign Acquisitions and Takeovers Act 1975 (Cth), or the FATA.

Foreign investment actions which qualify for review under the FATA can be classified in one of two ways: there are actions which must be notified to FIRB and actions which may be notified to FIRB. Generally, an acquisition of securities in an Australian company by a foreign person must be notified to FIRB if: (i) the foreign person and any of their associates would together hold an interest in 20% or more of the issued securities of, or would be in a position to control 20% or more of the voting power in, that company, and (ii) the relevant monetary threshold is satisfied. As an example of the monetary threshold which may apply, for a U.S. person acquiring an equity interest in an Australian company which does not operate a “sensitive” business (e.g. media, telecommunications, transport, defence etc.), the transaction would generally only qualify for review under the FATA if the total asset value of the company or its total issued securities value was greater than A$1.216 billion (indexed).
The Australian Federal Treasurer has broad powers in relation to proposed acquisitions. The Treasurer may prevent proposed acquisitions or impose conditions on them. If a qualifying action is not voluntarily submitted to FIRB for review, a foreign person who proceeds with the acquisition is subject to the risk that the Treasurer may subsequently consider the transaction to be contrary to Australia’s national interest or its national security and may, accordingly, make adverse orders in respect of the action (including divestment orders). Divestment orders may also be made if a foreign person acquires an interest in securities in an Australian company in contravention of the FATA.
Foreign investment is a complex area of Australian law. Whether actions qualify for review under the FATA, and whether the Australian Federal Treasurer will exercise their power to prohibit or impose conditions on a foreign person’s proposed acquisition, will depend on, among other things, the identity of the foreign person (such as whether they are a government or non-government investor, whether they have any associates and their nationality), the nature of the Australian company and its business and the proposed structure and value of the transaction. Given this complexity, this section of this registration statement does not, and does not intend to, exhaustively describe Australia’s foreign investment laws or the various regulations which may apply in respect of a particular transaction. Australian law advice should be sought in respect of specific foreign investment issues.
Issues of Shares and Change in Capital
Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant any person options over unissued shares on any terms, and with such rights and restrictions, as the directors may determine.
The directors may issue preference shares, as described above under “—Rights and Restrictions on Classes of Shares”.
Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital in any manner (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares, whether under an equal access buy-back or on a selective basis.
Ownership Threshold
There are no specific provisions in our Constitution that require a person to disclose ownership above a certain threshold. The Corporations Act, however, requires a person to notify us and the ASX once the person, together with their associates, acquires a 5% “relevant interest” in our ordinary shares, at which point the person will be considered to be a “substantial” holder. See “—Change of Control” below regarding when a person has a “relevant interest”. Further, once a person holds (alone or together with associates) a 5% relevant interest in us, such person must notify us and the ASX of any increase or decrease of 1% or more in their holding of our ordinary shares, and must also notify us and the ASX upon their ceasing to be a “substantial” holder.
Change of Control
Takeovers of listed Australian public companies, including us, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in our company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, which we refer to as the Takeovers Prohibition, which is subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:
•	is the holder of the securities (other than if the person holds those securities as a bare trustee);
•	has power to exercise, or control the exercise of, a right to vote attached to the securities; or
•	has the power to dispose of, or control the exercise of a power to dispose of, the securities.
If, at a particular time,
•	a person has a relevant interest in issued securities; and
•	the person (whether before or after acquiring the relevant interest) has:
○	entered or enters into an agreement with another person with respect to the securities;
○
given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition); or

○	granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; and
•	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, then the other person is taken to have a relevant interest in the relevant securities.
There are a number of exceptions to the Takeover Prohibition. In general terms, some of the more significant exceptions include:
•	when the acquisition results from the acceptance of an offer under a formal takeover bid;
•
when the acquisition is conducted on market by or on behalf of the bidder during the bid period for a full takeover bid that is unconditional or only conditional on certain ‘prescribed’ matters set out in the Corporations Act;

•	when the acquisition has been previously approved by our shareholders by resolution passed in a general meeting;
•
an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in our company of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in our company more than three percentage points higher than they had six months before the acquisition;

•	when the acquisition results from the issue of securities under a rights issue;
•	when the acquisition results from the issue of securities under a dividend reinvestment scheme or bonus share plan;
•	when the acquisition results from the issue of securities under certain underwriting arrangements;
•	when the acquisition results from the issue of securities through a will or through operation of law;
•	an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a financial market approved by ASIC;
•	an acquisition arising from an auction of forfeited shares conducted on-market; or
•	an acquisition arising through a compromise, arrangement, liquidation or buy-back.
Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of the takeovers provisions, including the ability to make orders, canceling contracts, freezing transfers of, and rights attached to, securities and forcing a party to dispose of securities. There are certain defenses to breaches of the takeovers provisions provided in the Corporations Act.

Access to and Inspection of Documents
Any shareholder of the Company has the right to inspect or obtain copies of our share register on the payment of a prescribed fee. Our books containing the minutes of general meetings will be kept at our registered office and will be open to inspection of shareholders at all times when the office is required to be open to the public. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders (who are not directors).
Legal Name; Formation; Registered Office
We were incorporated under the laws of Australia in 2012, as a proprietary company limited by shares, under the name Graphitecorp Pty Limited. In 2015, we completed an initial public offering of our ordinary shares and the listing of our ordinary shares on the ASX. Prior to our initial public offering and listing on ASX, we changed our form to become a public company limited by shares and changed our name to GRAPHITECORP Limited. In 2017, we changed the name of our company to NOVONIX Limited. Our headquarters is located at Level 8, 46 Edward Street, Brisbane, Queensland 4000, Australia. Our registered office is located at Level 11, 66 Eagle Street, Brisbane, Queensland, 4000, Australia. Our agent for service of process in the United States is National Registered Agents, Inc., located at 1209 Orange Street, Wilmington, DE 19801.
Listing
We intend to apply to have the ADSs listed on the Nasdaq Global Market under the symbol “NVX.” Our ordinary shares are listed on the ASX under the symbol “NVX.”
Transfer Agent and Registrar
The depositary for the ADSs will be [     ]. Link Market Services Limited is our Share Registry for our ordinary shares and currently maintains our share register for our ordinary shares. The share register reflects only record owners of our ordinary shares. Holders of the ADSs will not be treated as one of our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying the ADSs. Holders of the ADSs have a right to receive the ordinary shares underlying their ADSs. See “Description of American Depositary Shares.”
C.	Material Contracts
Except as described below or elsewhere in this registration statement, all material contracts entered into by us in the past two years preceding the filing of this registration statement were entered into in the ordinary course of business:
Loan Agreement. In connection with the purchase of our “Riverside” facility in Chattanooga, Tennessee (locally referred to as “Big Blue”), a subsidiary of the Company, NOVONIX 1029, LLC (“Borrower”), entered into a Loan Agreement, dated as of July 28, 2021, with DBR Investments Co. Limited (“Lender”) pursuant to which Lender made a loan in the original principal amount of $30,100,000 to Borrower, which loan is secured against the “Riverside” facility and guaranteed by the Company. The loan initially bears interest at a rate of 4.09% per annum. Borrower has agreed to certain customary covenants in connection with the loan including, but not limited to, the incurrence of liens on any interest in the Borrower or any portion of the “Riverside” facility and incurrence of indebtedness by the Borrower.
Subscription Agreement. In connection with the Phillips 66 Transaction, the Company entered into a Subscription Agreement, dated as of August 9, 2021, with Philips 66 Company (the “Subscription Agreement”). Pursuant to the Subscription Agreement, Phillips 66 agreed to acquire 77,962,578 ordinary shares for an aggregate purchase price of US$150 million. Under the Subscription Agreement Phillips 66 has the right to nominate one director to our Board of Directors and certain rights to be notified of, and/or participate in, issuances of shares by the Company (other than distributions of shares to the Company’s shareholders on a pro rata basis).
D.	Exchange Controls
Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.
E.	Taxation
The following summary of material U.S. federal income tax and Australian tax considerations of an investment in the ADSs is based upon the federal income tax laws of the United States and regulations promulgated thereunder and the tax laws of Australia and the regulations promulgated thereunder, each as in effect as of the date of this registration statement, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in the ADSs, including tax consequences under U.S. state or local tax laws, U.S. federal tax laws other than U.S. federal income tax laws, certain Australian tax laws, and the tax laws of any jurisdiction outside of the United States and Australia.
U.S. Federal Income Tax Considerations
The following describes material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs, and the ownership and disposition of any ordinary shares received in exchange for such ADSs from the depositary. This summary addresses these tax considerations only for U.S. holders (as defined below) that hold ADSs, and any ordinary shares received in exchange for such ADSs from the depositary, as capital assets (generally, property held for investment).
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case, as in effect on the date hereof and all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any such change or differing interpretations could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a position that differs from those described below or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations of the purchase, ownership or disposition of our ADSs or ordinary shares. Accordingly, U.S. holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ADSs or ordinary shares in their particular circumstances.
This summary does not address any U.S. federal tax considerations other than U.S. federal income tax considerations (such as estate or gift tax considerations, the Medicare contribution tax imposed on certain net investment income, or any state, local, or non-U.S. tax considerations).
This summary does not address all U.S. federal income tax considerations that may be relevant to a U.S. holder based on its particular circumstances. This summary also does not address U.S. federal income tax considerations applicable to a U.S. holder that may be subject to special tax rules including the following:
•	banks, financial institutions or insurance companies;
•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
•	tax-exempt entities;
•	individual retirement accounts and other tax-deferred accounts;
•	real estate investment trusts or regulated investment companies;
•	persons that hold our ADSs or ordinary shares as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•	S corporations, partnerships, or other pass-through entities for U.S. federal income tax purposes and investors in such entities;
•	former citizens or long-term residents of the United States;
•	persons that received our ADSs as compensation;

•
persons required to accelerate the recognition of any item of gross income as a result of any item of gross income with respect to our ADSs or ordinary shares being taken into account in an applicable financial statement;

•	persons acquiring our ADSs in connection with a trade or business conducted outside of the United States, including a permanent establishment or a fixed base in Australia;
•	persons subject to the alternative minimum tax;
•	holders that own directly, indirectly, or constructively, 10% or more of the voting power or value of our equity interests; and
•	holders that have a “functional currency” other than the U.S. dollar.
Persons who hold our ADSs and fall within one of the categories above are advised to consult their tax advisor regarding the specific U.S. federal income tax consequences which may apply to their particular situation.
For the purposes of this description, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the U.S. federal income tax consequences relating to an investment in our ADSs and ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the specific U.S. federal income tax considerations of acquiring, owning and disposing of our ADSs or ordinary shares in its particular circumstances.
U.S holders of our ADSs should consult their tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ADSs or ordinary shares, including the applicability of U.S. federal, state and local tax laws, Australian tax laws and other non-U.S. tax laws.
ADSs. In general, for U.S. federal income tax purposes, a U.S. holder holding ADSs will be treated as the owner of the ordinary shares represented by the ADSs. Accordingly, exchanges with the depositary of ADSs for ordinary shares, and of ordinary shares for ADSs, generally will not be subject to U.S. federal income tax.
Distributions. As described under the heading “Dividend Policy,” we do not expect to make any distributions in respect of our ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of Australian tax or in respect of fees payable to the depositary) actually or constructively received by a U.S. holder with respect to our ADSs or ordinary shares generally will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Generally, distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in our ADSs or ordinary shares, and thereafter as capital gain from the disposition of our ADSs or ordinary shares. However, since we do not intend to calculate our earnings and profits under U.S. federal income tax principles, it is expected, and U.S. holders should assume, that any distribution will be reported as a dividend and will constitute ordinary dividend income to a U.S. holder. Any dividends will generally be treated as foreign source, and will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, dividends paid to non-corporate U.S. holders may qualify as “qualified dividend income” eligible for the preferential rates of taxation applicable to long-term capital gains if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. We generally will be considered to be a qualified foreign corporation (a) if we are eligible for the benefits of the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on August 6, 1982, as amended and currently in force (the “U.S.-Australia Tax Treaty”), or (b) our ADSs or ordinary shares are readily tradable on an established securities market in the United States. We have applied to have the ADSs listed on the Nasdaq Global Market, which is an established securities market in the United States, although there can be no assurance that the ADSs will be listed or remain listed on Nasdaq or be considered readily tradable on an established securities market in the United States now or in the future. In addition, we believe that we qualify as a resident of Australia for purposes of, and are eligible for the benefits of, the U.S.-Australia Tax Treaty, although there can be no assurance in this regard. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, any dividends on our ADSs or ordinary shares generally will be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met.
A U.S. holder may be able to claim as a credit against its U.S. federal income tax liability the amount of any Australian tax withheld from any dividends at a rate not exceeding an applicable rate under the U.S.-Australia Tax Treaty. Alternatively, a U.S. holder may deduct such Australian taxes from its U.S. federal taxable income, provided that the U.S. holder elects to deduct rather than credit all foreign income taxes paid or accrued for the relevant taxable year. The rules governing U.S. foreign tax credits are complex. Each U.S. holder should consult its tax advisors regarding the foreign tax credit rules.
In general, the amount of any distribution paid to a U.S. holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the depositary receives the distribution (in the case of ADSs) or on the day the distribution is received by the U.S. holder (in the case of ordinary shares), regardless of whether the foreign currency is converted into U.S. dollars at that time. If distributions received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. holder that does not convert foreign currency received as a distribution on an ordinary share into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Any foreign currency gain or loss a U.S. holder recognizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss.
As discussed above under “Description of the American Depositary Shares – Fees and Expenses”, the amount of any distribution that is paid to a U.S. holder will be reduced by certain fees that such U.S holder is required to pay to the depositary. The amount of any dividend a U.S. holder is deemed to receive and include in income for U.S. federal income tax purposes will not be reduced by the amount of any fees that are withheld, and a U.S. holder would be deemed to pay the amount of such fees to the depositary. Any such fees generally will be treated as items of investment expense which may not be deductible in the case of certain investors due to general limitations on the deductibility of investment expenses. U.S. holders should consult their tax advisor with respect to the tax treatment of the payment of any such fees to the depositary.
Sale or Other Taxable Disposition. A U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such disposition and the U.S. holder’s adjusted tax basis in those ADSs or ordinary shares, determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, any such gain or loss generally will be a capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for such ADSs or ordinary shares is more than one year at the time of such disposition. A U.S. holder’s adjusted tax basis in our ADSs or ordinary shares generally will be equal to the cost of such ADSs or ordinary shares. Any long-term capital gain from the disposition of our ADSs or ordinary shares by a non-corporate U.S.

holder generally is eligible for a preferential rate of taxation. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.
For a cash basis taxpayer, any units of foreign currency received on a disposition of our ADSs or ordinary shares that are treated as traded on an established securities market are translated into U.S. dollars at the spot exchange rate on the settlement date of the disposition. No foreign currency exchange gain or loss will result for a cash basis taxpayer from currency fluctuations between the trade date and the settlement date of such a disposition.
An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to dispositions of our ADSs or ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election or if our ADSs or ordinary shares that are not treated as traded on an established securities market, any units of foreign currency received on a disposition of our ADSs or ordinary shares are translated into U.S. dollars at the spot exchange rate on the trade date of the disposition. In such case, the taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. holder recognizes will be U.S. source ordinary income or loss.
Passive Foreign Investment Company Considerations. Generally, we will be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) at least 75% of our gross income is “passive income” or (2) at least 50% of the average quarterly value of our total gross assets (which would generally be measured by fair market value of our assets) is attributable to assets that produce “passive income” or are held for the production of “passive income.” For purposes of these calculations, we will be treated as holding our proportionate share of the assets of, and receiving directly our proportionate share of the income of, any corporation in which we directly or indirectly own at least 25% (by value) of the shares. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income.
Based on our current and anticipated operations and composition of our assets and income, we believe that we should not be a PFIC for the current taxable year, and currently do not expect to become a PFIC in the foreseeable future. However, the determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares. The market price of our ADSs and ordinary shares may fluctuate, and a significant decrease in the market price could cause us to be treated as a PFIC. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future taxable year.
If we are a PFIC, a U.S. holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and any gain that the U.S. holder recognizes on the sale or other disposition of our ADSs or ordinary shares. Distributions received by a U.S. holder (other than distributions in the first year that a U.S. holder holds the ADSs or ordinary shares) in a taxable year that exceed 125% of the average annual distributions received during the shorter of the three preceding taxable years or the portion of the U.S. holder’s holding period for the ADSs or ordinary shares that precedes the taxable year of the distribution will be treated as an excess distribution. The amount of U.S. federal income tax on any excess distributions will be increased by an interest charge to compensate for the tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. holder has held the ADSs or ordinary shares. Dividends received with respect to our ADSs or ordinary shares will not be eligible for the preferential tax rate applicable to “qualified dividend income” received by non-corporate U.S. holders if we are a PFIC for the taxable year of the distribution or for the preceding taxable year. Classification as a PFIC may also have other adverse tax consequences. A U.S. holder may be able to mitigate certain of these adverse tax consequences if it is able to make a timely qualified electing fund election (a “QEF election”) or a mark to market election with respect to our ADSs. However, a QEF election may only be made by a U.S. holder if we provide such holder with certain information, and we do not expect to provide U.S. holders with the information necessary to make a QEF election in the event we were to be a PFIC.
If we are a PFIC in any year in which a U.S. holder owns our ADSs or ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs or ordinary shares, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and the U.S. holder has made certain elections under applicable U.S. Treasury regulations with respect to its ADSs or ordinary shares.
If a U.S. holder owns our ADSs or ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. holder’s U.S. federal income tax return for that year. U.S. holders should consult their tax advisor regarding any annual filing requirements.
The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders should consult their tax advisors with respect to the acquisition, ownership and disposition of our ADSs or ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs or ordinary shares (including QEF elections and mark-to-market elections) and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ADSs and ordinary shares.
Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends paid on our ADSs or ordinary shares, and on the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Asset Reporting. Certain U.S. holders who are individuals are required to report information relating to an interest in our ADSs and ordinary shares, subject to certain exceptions (including an exception for ADSs and ordinary shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. Substantial penalties may be imposed upon a U.S. holder that fails to comply. U.S. holders should consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ADSs or ordinary shares.
THE DISCUSSION ABOVE IS A SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSs AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS REGISTRATION STATEMENT, ALL OF WHICH ARE SUBJECT TO CHANGE OR DIFFERING INTERPRETATION, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
Australian Tax Considerations
In this section, we discuss material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ADSs or ordinary shares represented by ADSs. It is based upon existing Australian tax law and administrative practice as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any non-Australian or state tax considerations, other than stamp duty.

Prospective investors are urged to consult their tax advisors regarding the Australian and non-Australian income and other tax considerations of the acquisition, ownership and disposition of the ADSs or shares, including before the deposit of shares with the depositary in exchange for ADSs. This summary is based upon the premise and assumption that the holder of an ADS is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment or similar taxable nexus (referred to as a “Non-Australian Holder” in this summary).
Nature of ADSs for Australian Taxation Purposes
Prospective investors and non-Australian holders of ADSs should obtain specialist Australian tax advice regarding their rights and obligations under the deposit agreement with the depositary, including whether the deposit arrangement would result in the holders of an ADS being “absolutely entitled” to the underlying shares represented by the ADS for Australian taxation purposes, especially before the prospective investor or Non-Australian Holder takes any action either to: (1) deposit ordinary shares to the depositary in exchange for ADSs; or (2) surrender ADSs to the depositary for cancellation to receive the ordinary shares underlying the Non-Australian Holder's ADSs. Apart from certain aspects of the Australian tax legislation (for example, the Australian capital gains tax and withholding tax provisions, which are discussed below), there is no express legislative basis for disregarding “bare trusts” or similar arrangements for Australian tax purposes generally, and the Australian Taxation Office has not published any binding guidance in respect of ADS arrangements.
Consistent with our understanding that the deposit agreement, which is proposed for the holders of ADSs, is on similar terms to agreements that govern ADSs in respect of other foreign private issuers, this summary proceeds on the assumption that the deposit arrangement results in holders of ADSs being “absolutely entitled” to the underlying shares and also “presently entitled” to any dividend paid on the underlying ordinary shares. On this basis, holders of ADSs can be treated as the owners of the underlying ordinary shares for Australian capital gains tax purposes anddividends paid on the underlying ordinary shares will also be treated as dividends derived by the holders of ADSs as the persons presently entitled to those dividends.
The Australian tax implications of depositing shares with the depositary in exchange for ADSs will depend on the individual circumstances of the investor. Generally, for investors who hold such shares on capital account, on the basis of the assumption regarding absolute entitlement the deposit of such shares with the depositary should not be subject to Australian capital gains tax.
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax. Fully franked dividends are not subject to dividend withholding tax. To the extent that they are unfranked, dividends payable to Non-Australian Holders will be subject to dividend withholding tax except to the extent they are declared to be “conduit foreign income”, or CFI. Dividend withholding tax will be imposed at 30%, unless a shareholder or other specified recipient is a resident of a country with which Australia has a double taxation treaty and qualifies for the benefits of the treaty. For example. under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which a resident of the United States is beneficially entitled generally is limited to 15%.
However, under the Double Taxation Convention between Australia and the United States, if a U.S. resident company that is a Non-Australian Holder directly owns a 10% or more voting interests in Novonix, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which the company is beneficially entitled is generally limited to 5%.
Character of ADSs or Shares for Australian Taxation Purposes
The Australian tax treatment of a sale or disposal of the ADSs or underlying shares will depend on whether they are held on revenue or capital account. ADSs may be held on revenue rather than capital account, for example, where they are held by share traders or any profit arises from a profit-making undertaking or scheme entered into by the holder. Non-Australian Holders of ADSs should obtain specialist Australian tax advice regarding the characterization of any gain or loss on a sale or disposal of the ADSs or underlying shares as revenue or capital in nature.

Tax on Sales or other Dispositions of Shares or ADSs—Capital Gains Tax
Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, provided the shares are not “taxable Australian property.” Taxable Australian property includes “indirect Australian real property interests,” which are interests in a company where:
•
that Non-Australian Holder, together with its associates (as defined in the relevant Australian tax legislation), holds 10% or more of that company’s issued shares, at the time of disposal or for a 12-month period during the two years prior to disposal; and

•
more than 50% of that company’s assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights at the time of disposal.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rates. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.
If a Non-Australian Holder of ADSs was not absolutely entitled to the underlying shares, and the ADSs were held on capital account, the same principles would apply in determining whether a gain on the sale or disposal of the ADSs would be subject to Australian capital gains tax. That is, a Non-Australian Holder should not be directly subject to Australian capital gains tax on the sale or disposal of the ADSs provided the ADSs are not “taxable Australian property”.
The 50% capital gains tax discount is not available to Non-Australian Holders on gains from assets where they were non-Australian residents during the entire holding period. Companies are not entitled to a capital gains tax discount.
Broadly, where there is a disposal of “taxable Australian property,” which includes indirect Australian real property interests, the purchaser will be required to withhold and remit to the Australian Taxation Office, or the ATO, 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending arrangement, or the transaction is conducted using a broker operated crossing system. There may also be an exception to the requirement to withhold where a Non-Australian Holder provides a declaration that their ordinary shares are not “indirect Australian real property interests.” The Non-Australian Holder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.
Tax on Sales or other Dispositions of ADSs—Revenue Account
Non-Australian Holders who hold their ADSs on revenue account may have the gains made on the sale or other disposal of the ADSs included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia. In the case of gains which are ordinary income, there are no express provisions which treat holders of ADSs as the owners of the underlying shares where they are absolutely entitled to those shares.
Non-Australian Holders assessable under these ordinary income provisions in respect of gains made on ADSs held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for individuals and would be required to file an Australian tax return. Some relief from Australian income tax may be available to a Non-Australian Holder who is resident of a country with which Australia has a double taxation treaty, qualifies for the benefits of the treaty and does not, for example, derive the gain in carrying on business through a permanent establishment (or similar taxable nexus) in Australia.
To the extent an amount would be included in a Non-Australian Holder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount may be reduced, so that the holder may not be subject to double Australian tax on any part of the gain.

The statements under “—Tax on Sales or Other Dispositions of Shares—Capital Gains Tax” regarding a purchaser being required to withhold 12.5% tax on the acquisition of certain taxable Australian property are also relevant where the disposal of the ADSs by a Non-Australian Holder is likely to generate gains on revenue account, rather than a capital gain.
Dual Residency
If a holder of ADSs is a resident of both Australia and another jurisdiction (such as the United States) under those countries’ domestic taxation laws, that holder may be subject to tax as an Australian resident. If, however, the holder is determined to be a resident of that other jurisdiction for the purposes of the applicable double tax treaty (for example the Double Taxation Convention between the United States and Australia and qualifies for the benefit of that treaty, the Australian tax may be subject to limitation by that double tax treaty. Holders should obtain specialist taxation advice in these circumstances.
Stamp Duty
No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, transfer and/or surrender of the ADSs or ordinary shares, provided that the securities issued, transferred and/or surrendered do not represent 90% or more of our issued shares.
Australian Death Duty
Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.
Goods and Services Tax
No Australian goods and services tax will be payable on the supply of the ADSs or ordinary shares.
THE DISCUSSION ABOVE IS A SUMMARY OF THE AUSTRALIAN TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS REGISTRATION STATEMENT, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES
F.	Dividends and Paying Agents
We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.
Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs, subject to the terms of the deposit agreement. See “Description of Securities Other Than Equity Securities - American Depositary Shares”.
We have not appointed any paying agent.
G.	Statement by Experts
The consolidated financial statements of the Company as of June 30, 2021 and 2020 and for each of the three years in the period ended June 30, 2021 included in this Form 20-F have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

H.	Documents on Display
Upon effectiveness of this registration statement, we will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within 120 days of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
In addition, since our ordinary shares are traded on the ASX, we have file annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au We also maintain a web site at www.novonixgroup.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only.
I.	Subsidiary Information
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rate risk.
Interest Rate Risk
As of June 30, 2021, we had cash and cash equivalents of A$136,663,976. Our exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with one of Australia’s largest banks. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. The Group has exposure to borrowings at variable interest rates. As of June 30, 2021, we had borrowings of A$6,263,625, of which A$5,407,932 bore variable interest rates.
As of June 30, 2020, we had cash and cash equivalents of A$38,807,662. Our exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with one of Australia’s largest banks. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. The Group has exposure to borrowings at variable interest rates. As of June 30, 2020, we had borrowings of A$2,212,011, of which A$1,271,109 bore variable interest rates.
Foreign Currency Exchange Rate Risk
Our reporting currency is the Australian dollar, although nearly all of our revenue is, and is expected in the future to be, collected in U.S. dollars, most of the operating expenses associated with our BTS business are payable in Canadian dollars and most of the operating expenses associated with our NOVONIX Anode Materials business are payable in U.S. dollars. As a result, our financial assets and liabilities and foreign currency denominated transactions are affected by movements in the applicable exchange rate. As our NOVONIX Anode Materials business grows outside of North America it is possible that it transacts in, or is otherwise exposed to, additional currencies in the future. As of the date of this registration statement, we do not, and we do not have any current expectation to, enter into any hedging transactions.
As of June 30, 2020, and June 30, 2021, we had a net liability exposure of A$1.8 million and a net liability exposure of A$6.1 million, respectively, to the Canadian dollar, and net asset exposure of A$16.8 million and a net asset exposure of A$71.0 million, respectively, to the U.S. dollar, in both cases primarily in borrowings and cash.
Item 12.	Description of Securities Other than Equity Securities
A.	Debt Securities
Not applicable.
B.	Warrants and Rights
Not applicable.
C.	Other Securities.
Not applicable.
D.	American Depositary Shares
[     ] has agreed to act as the depositary for the American Depositary Shares. The depositary’s offices are located at [          ]. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is [     ].
[     ], as depositary, will issue the ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with [     ], as custodian for the depositary in Australia. Each ADS will also represent any other securities, cash or other property which may be held by the depositary.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.
We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,    ordinary shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Australia, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.
The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Distributions
As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.
Distributions of Cash
Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Australian laws and regulations.
The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
The distribution of cash will be made net of the applicable fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.
Distributions of Shares
Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the applicable fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.
The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new ordinary shares other than in the form of ADSs.
The depositary will not distribute the rights to you if:
•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or
•	We fail to deliver satisfactory documents to the depositary; or
•	It is not reasonably practicable to distribute the rights.
The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Australia would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
Whenever we intend to distribute property other than cash, ordinary shares or rights to subscribe for additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.
The distribution will be made net of applicable fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:
•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or
•	We do not deliver satisfactory documents to the depositary; or
•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.
The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.
The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Ordinary Shares
The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.
If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs upon Deposit of Ordinary Shares
The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Australian legal considerations applicable at the time of deposit.
The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:
•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.
•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.
•	You are duly authorized to deposit the ordinary shares.
•
The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:
•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;
•	provide any transfer stamps required by the State of New York or the United States; and
•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of ordinary shares Upon Cancellation of ADSs
As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and Australian law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time except for:
•
Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.
•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital—Voting Rights”.
At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions as follows:
•
In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•
In the event of voting by poll, the depositary will vote (or cause the Custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted except as otherwise contemplated in the deposit agreement and as follows: if voting is by poll and the depositary does not receive voting instructions from a holder of ADSs, such holder shall be deemed, and the depositary shall deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the securities; provided, however, that no such discretionary proxy shall be given by the depositary with respect to any matter to be voted upon as to which we inform the depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of deposited securities may be adversely affected. Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.
Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:
	Service	Fees
•
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares
Up to U.S. 5¢ per ADS issued

•	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, or upon a change in the ADS(s)-to-ordinary share ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

•	Distribution of cash dividends or other cash distributions (e.g., upon a sale or rights and other entitlements)	Up to U.S. 5¢ per ADS held

•	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

•	Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

•	ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

•	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS transferred

•
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).
Up to U.S. 5¢ per ADS converted

As an ADS holder you will also be responsible to pay certain charges such as:
•	taxes (including applicable interest and penalties) and other governmental charges;
•
the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;
•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
•
the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositaryor any nominee in connection with the ADR program.
ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.
Amendments and Termination
We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).
We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.
After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:
•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
•
The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•
The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
•
We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Constitution, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•
We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Constitution or in any provisions of or governing the securities on deposit.

•
We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•
We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.
•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.
•
Nothing in the deposit agreement precludes [     ] (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates [     ] to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
Taxes
You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:
•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.
•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.
•	Hold the foreign currency (without liability for interest) for the applicable holders.
Governing Law/Waiver of Jury Trial
The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of Australia and our Constitution.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in The City of New York.
AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.	Material Modifications to The Rights Of Security Holders And Use Of Proceeds
Not applicable.
Item 15.	Controls and Procedures
Not applicable.
Item 16.	[RESERVED]
Item 16A.	Audit Committee Financial Expert
Not applicable.
Item 16B.	Code of Ethics
Not applicable.
Item 16C.	Principal Accounting Fees and Services
Not applicable.
Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.	Corporate Governance
Not applicable.
Item 16H.	Mine Safety Disclosure
Not applicable.

PART III
Item 17.	Financial Statements
The Company has elected to furnish the financial statements and related information specified in Item 18.
Item 18.	Financial Statements
The consolidated financial statements and related notes required by this Item 18 are included in this registration statement beginning on page F-1.

Item 19.	Exhibits
INDEX TO EXHIBITS
Exhibit Number	Description of Exhibit
1.1*	Certificate of Registration of the Registrant.

1.2*	Constitution of the Registrant.

2.1*	Form of Deposit Agreement.

2.2*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1).

4.1	Form of Deed of Indemnity, Insurance and Access.

4.2†	Executive Option Plan

4.3†	Performance Rights Plan

4.4	Purchase and Sale Agreement entered into as of April 12, 2021, between West End Property II, LLC and PUREgraphite, LLC.

4.5	First Amendment to the Purchase and Sale Agreement entered into as of June 9, 2021, between West End Property II, LLC and PUREgraphite, LLC.

4.6	Second Amendment to the Purchase and Sale Agreement entered into as of June 30, 2021, between West End Property II, LLC and PUREgraphite, LLC.

4.7	Third Amendment to the Purchase and Sale Agreement entered into as of July 22, 2021, between West End Property II, LLC and PUREgraphite, LLC.

4.8	Loan Agreement dated as of July 28, 2021, between Novonix 1029, LLC and DBR Investments Co. Limited.

4.9	Subscription Agreement dated as of August 9, 2021, between NOVONIX Limited and Phillips 66 Company.

8.1	List of subsidiaries.

15.1*	Consent of PricewaterhouseCoopers, independent registered public accounting firm.

15.2*	Consent of Benchmark Mineral Intelligence Limited
*	To be filed by amendment.
†	Indicates a management contract or compensatory plan arrangement

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.
NOVONIX LIMITED

By:	/s/
Dr. John Christopher Burns Chief Executive Officer
Date:

NOVONIX LIMITED
ABN 54 157 690 830
ANNUAL FINANCIAL REPORT – 30 JUNE 2021
These financial statements are consolidated financial statements for the Group consisting of NOVONIX Limited and its subsidiaries. A list of major subsidiaries is included in note 27.
The financial statements are presented in the Australian currency.
NOVONIX Limited is a Company limited by shares, incorporated and domiciled in Australia.

Consolidated statement of profit or loss and other comprehensive income for the years ended 30 June 2021
		Consolidated
	Notes	2021 $	2020 $	2019 $
Revenue from contracts with customers	3	5,227,347	4,253,435	1,817,049
Cost of goods sold (exclusive of depreciation presented separately)		(969,774)	(1,245,187)	(741,280)
Administrative and other expenses		(3,945,829)	(2,739,398)	(1,671,006)
Borrowing costs	5	(229,394)	(5,330,961)	(1,565,032)
Impairment losses	5	(2,764,940)	—	(15,918,925)
Depreciation and amortisation expenses		(1,697,754)	(1,380,303)	(494,948)
Marketing and project development costs		(2,809,984)	(2,423,546)	(1,560,551)
Share based compensation	5	(5,948,532)	(7,558,953)	(6,673,510)
Employee benefits expense		(5,837,926)	(4,072,223)	(2,104,176)
Foreign currency (loss)/gain		(83,943)	(376,267)	134,109
Share of net losses of joint ventures		—	—	(751,981)
Other income	4	984,652	844,877	3,024,684
Loss before income tax expense		(18,076,077)	(20,028,526)	(26,505,567)
Income tax (expense)/benefit	6	—	—	383,655
Loss from continuing operations		(18,076,077)	(20,028,526)	(26,121,912)
Other comprehensive income for the year, net of tax Items that may be reclassified to profit or loss
Foreign exchange differences on translation of foreign operations		(2,101,097)	550,243	809,396
Total comprehensive loss for the year		(20,177,174)	(19,478,283)	(25,312,516)
		Cents	Cents	Cents
Earnings per share for loss from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	9	(4.9 cents)	(14.7 cents)	(21.2 cents)
Diluted earnings per share	9	(4.9 cents)	(14.7 cents)	(21.2 cents)
The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet
As at 30 June 2021
		Consolidated
	Notes	2021 $	2020 $
ASSETS
Current assets
Cash and cash equivalents	12	136,663,976	38,807,662
Trade and other receivables	13	2,042,963	1,075,358
Inventory	15	2,780,373	1,366,985
Prepayments	14	2,538,207	152,434
Total current assets		144,025,519	41,402,439
Non-current assets
Property, plant and equipment	16	31,578,445	9,620,797
Right-of-use assets	21	7,406,943	2,853,427
Exploration and evaluation assets	17	3,108,073	2,988,921
Intangible assets	18	16,581,709	18,367,245
Other assets		156,584	24,589
Total non-current assets		58,831,754	33,854,979
Total assets		202,857,273	75,257,418
LIABILITIES
Current liabilities
Trade and other payables	19	4,356,556	3,494,227
Contract liabilities	20	310,102	98,783
Lease liabilities	21	410,792	141,124
Borrowings	22	277,060	274,917
Total current liabilities		5,354,510	4,009,051
Non-current liabilities
Lease liabilities	21	7,120,396	2,778,979
Borrowings	22	5,986,565	1,937,095
Total non-current liabilities		13,106,961	4,716,074
Total liabilities		18,461,471	8,725,125
Net assets		184,395,802	66,532,293
EQUITY
Contributed equity	23	233,196,507	99,851,510
Reserves	24	33,132,556	30,537,967
Accumulated losses		(81,933,261)	(63,857,184)
Total equity		184,395,802	66,532,293
The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
For the years ended 30 June 2021
			Reserves
Consolidated Group	Contributed equity $	Accumulated losses $	Share based payments reserve $	Foreign currency translation reserve $	Convertible loan note reserve $	Total $
Balance at 1 July 2018	38,163,405	(17,706,746)	8,585,446	140,608	2,426,120	31,608,833
Loss for the year	—	(26,121,912)	—	—	—	(26,121,912)
Other comprehensive income	—	—	—	809,396	—	809,396
Total comprehensive (loss)/income	—	(26,121,912)	—	809,396	—	(25,312,516)
Transactions with owners in their capacity as owners:
Equity component of convertible notes, net of transaction costs	—	—	—	—	2,802,951	2,802,951
Share-based payments	—	—	6,673,510	—	—	6,673,510
Balance at 30 June 2019	38,163,405	(43,828,658)	15,258,956	950,004	5,229,071	15,772,778
Loss for the year	—	(20,028,526)	—	—	—	(20,028,526)
Other comprehensive income	—	—	—	550,243	—	550,243
Total comprehensive (loss)/income	—	(20,028,526)	—	550,243	—	(19,478,283)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	61,688,105	—	—	—	—	61,688,105
Equity component of convertible notes, net of transaction costs	—	—	—	—	990,741	990,741
Share-based payments	—	—	7,558,952	—	—	7,558,952
Balance at 30 June 2020	99,851,510	(63,857,184)	22,817,908	1,500,247	6,219,812	66,532,293
Loss for the year	—	(18,076,077)	—	—	—	(18,076,077)
Other comprehensive loss	—	—	—	(2,101,097)	—	(2,101,097)
Total comprehensive loss	—	(18,076,077)	—	(2,101,097)	—	(20,177,174)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	131,844,997	—	—	—	—	131,844,997
Settlement of limited recourse loan (note 24(f))	1,500,000	(1,252,846)	247,154
Share-based payments	—	—	5,948,532	—	—	5,948,532
Balance at 30 June 2021	233,196,507	(81,933,261)	27,513,594	(600,850)	6,219,812	184,395,802
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows
For the years ended 30 June 2021
		Consolidated
	Notes	2021 $	2020 $	2019 $
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)		5,724,549	3,542,286	2,179,964
Payments to suppliers and employees (inclusive of consumption tax)		(14,555,132)	(9,748,625)	(6,464,050)
Interest received		35,066	723	4,533
Payment of borrowing costs		(227,789)	(232,055)	(154,047)
Government grants received		851,242	844,155	433,513
Net cash outflow from operating activities	26	(8,172,064)	(5,593,517)	(4,000,087)
Cash flows from investing activities
Payments for exploration assets		(117,635)	(146,195)	(270,027)
Net outflow from the acquisition of Novonix Anode Materials		—	—	(5,195,171)
Payments for security deposits		(134,250)	(16,369)	(500)
Payments for property, plant and equipment		(26,164,470)	(5,339,448)	(1,888,231)
Net cash outflow from investing activities		(26,416,355)	(5,502,012)	(7,353,929)
Cash flows from financing activities
Proceeds on issue of shares		136,818,667	45,845,239	—
Proceeds on issue of loan notes (net of expenses)		—	—	12,334,899
Payment of share issue expenses		(7,908,866)	(1,308,596)	—
Proceeds from borrowings		4,059,714	6,603,722	4,582,160
Principal elements of lease repayments		(190,426)	(141,968)	—
Repayment of borrowings		(86,543)	(6,996,422)	(56,319)
Net cash inflow from financing activities		132,692,546	44,001,975	16,860,740
Net increase (decrease) in cash and cash equivalents		98,104,127	32,906,446	5,506,724
Effects of foreign currency		(247,813)	(153,448)	182,348
Cash and cash equivalents at the beginning of the year		38,807,662	6,054,664	365,592
Cash and cash equivalents at the end of the year	12	136,663,976	38,807,662	6,054,664
Non–cash financing and investing activities	26(b)
The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements for the years ended 30 June 2021
Note 1 Summary of significant accounting policies
Basis of preparation
These general purpose financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. The Group is a for-profit entity for financial reporting purposes under International Financial Reporting Standards. Material accounting policies adopted in the preparation of these financial statements are presented below and have been consistently applied unless stated otherwise.
Except for cash flow information, the financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.
Going concern
The financial report has been prepared on a going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the normal course of business.
As disclosed in the financial report, the consolidated entity incurred a net loss of $18,076,077 (30 June 2020: $20,028,526) and net operating cash outflows of $8,172,064 (30 June 2020: $5,593,517) for the year ended 30 June 2021. As at 30 June 2021 the consolidated entity has a cash balance of $136,663,976 (30 June 2020: $38,807,662) and net current assets of $138,671,009 (30 June 2020: $37,393,388).
The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:
-	the successful and profitable growth of the battery materials, battery consulting and battery technology businesses;
-	the ability of the consolidated entity to meet its cashflow forecasts; and
-	the ability of the consolidated entity to raise capital as and when necessary and/or secure prepayments from customers for product.
These conditions raise substantial doubt over the consolidated entity’s ability to continue as a going concern.
The directors believe that the going concern basis of preparation is appropriate as the consolidated entity has a strong history of being able to raise capital from debt and equity sources, raising $63million of additional capital in June 2020, $115 million in March 2021 and $16 million in May 2021. Since the end of the financial year, the consolidated entity has entered into an agreement, which is subject to shareholder approval, with Phillips 66, a global producer of petroleum needle coke, for them to subscribe for 77,962,578 ordinary shares, which will raise a further $203 million (refer to note 29). The directors are also pursuing a NASDAQ listing which will provide additional funds.
The Directors have considered the impact of Covid 19 and found that the pandemic has not had a significant effect on the consolidated entity’s ability to continue as a going concern.
Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial report.
This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern.
The financial statements were authorised for issue by the Directors on 14 September 2021. The Directors have the power to amend and reissue the financial statements.

Note 1 Summary of significant accounting policies(continued)
a.	Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited (‘Company’ or ‘Parent Entity’) as at 30 June 2021 and the results of all subsidiaries for the year then ended. NOVONIX Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’.
Subsidiaries are all those entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
Intercompany transactions, balances and unrealised gains on transactions between entities in the Group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement.
With limited exceptions, all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the consideration transferred of the acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the profit and loss in the Consolidated Statement of Profit or Loss and Other Comprehensive Income, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of the cash consideration is deferred, the amounts payable in the future are discounted to their present value, as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
b.	Income tax
The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.
Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:
•
When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•
When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Note 1 Summary of significant accounting policies(continued)
The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.
Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.
c.	Revenue recognition
Revenue is recognised when it is probable that the economic benefit will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.
Sales of Goods
Revenue for the hardware is recognised at a point in time when the hardware is delivered, the legal title has passed and the customer has accepted the hardware.
Consulting services
The consulting division provides battery cell design, implementation and support services under fixed-price and variable price contracts. Revenue from providing services is recognised in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognised based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided because the customer receives and uses the benefits simultaneously. This is determined based on the actual labour hours spent relative to the total expected labour hours.
Where the contracts include multiple performance obligations, the transaction price will be allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on expected cost plus margin.
Other revenue
Other revenue is recognised when it is received or when the right to receive payment is established.
OTHER INCOME
Interest
Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.
Grant revenue
Grants from government bodies are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.
d.	Operating segments
Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODMs’). The CODMs is responsible for the allocation of resources to operating segments and assessing their performance.

Note 1 Summary of significant accounting policies(continued)
e.	Current and non-current classification
Assets and liabilities are presented in the balance sheet based on current and non-current classification.
An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.
A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.
Deferred tax assets and liabilities are always classified as non-current.
f.	Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
For the statement of cash flows presentation purposes, cash and cash equivalents also includes bank overdrafts, which are shown within borrowings in current liabilities on the balance sheet.
g.	Other receivables
Other receivables are recognised at amortised cost, less any provision for impairment.
h.	Inventories
Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate proportion of variable and fixed overheads. Costs are assigned to individual items of inventory on the basis of weighted average costs.
i.	Exploration and evaluation assets
Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. Such expenditures comprise net direct costs and an appropriate portion of related overhead expenditure but do not include overheads or administration expenditure not having a specific nexus with a particular area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active or significant operations in relation to the area are continuing.
A regular review has been undertaken on each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.
An impairment charge is recognised when the Directors are of the opinion that the carried forward net cost may not be recoverable or the right of tenure in the area lapses.
When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.
j.	Loan notes
Loan notes are initially measured at fair value less transaction costs.
Amortised cost is calculated as the amount at which the loan note is measured at initial recognition less principal repayments, and adjusted for any cumulative amortisation of the difference between that initial amount and the maturity amount calculated using the effective interest method.

Note 1 Summary of significant accounting policies(continued)
The effective interest method is used to allocate interest expense over the relevant period and is equivalent to the rate that discounts estimated future cash payments over the expected life of the financial instrument to the net carrying amount of the financial liability.
Non-derivative financial liabilities, other than financial guarantees, are subsequently measured at amortised cost. Gains or losses are recognised in profit or loss through the amortisation process and when then financial liability is derecognised.
k.	Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:
Buildings	25 years
Plant and equipment	2 - 10 years
The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.
An item of plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.
l.	Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.
m.	Leases
The group leases a warehouse in Tennessee from which the Novonix Anode Materials business operates.
Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date
•	amounts expected to be payable by the group under residual value guarantees
•	the exercise price of a purchase option if the group is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.
Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Note 1 Summary of significant accounting policies(continued)
To determine the incremental borrowing rate, the group:
•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by NOVONIX Limited, which does not have recent third party financing, and
•	makes adjustments specific to the lease, e.g. term, country, currency and security.
The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use assets are measured at cost comprising the following:
•	the amount of the initial measurement of lease liability
•	any lease payments made at or before the commencement date less any lease incentives received
•	any initial direct costs, and
•	restoration costs.
Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The group does not revalue the right-of-use buildings held by the group.
Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.
Extension options are included in property and equipment leases across the group. These are used to maximise operational flexibility in terms of managing the assets used in the group’s operations. The extension options held are exercisable only by the group and not by the lessor.
When the group revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised, except the discount rate remains unchanged. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognised in profit or loss.
When the group renegotiates the contractual terms of a lease with the lessor, the accounting depends on the nature of the modification:
•
if the renegotiation results in one or more additional assets being leased for an amount commensurate with the standalone price for the additional rights-of-use obtained, the modification is accounted for as a separate lease in accordance with the above policy

•
in all other cases where the renegotiated increases the scope of the lease (whether that is an extension to the lease term, or one or more additional assets being leased), the lease liability is remeasured using the discount rate applicable on the modification date, with the right-of-use asset being adjusted by the same amount

Note 1 Summary of significant accounting policies(continued)
•
if the renegotiation results in a decrease in the scope of the lease, both the carrying amount of the lease liability and right-of-use asset are reduced by the same proportion to reflect the partial of full termination of the lease with any difference recognised in profit or loss. The lease liability is then further adjusted to ensure its carrying amount reflects the amount of the renegotiated payments over the renegotiated term, with the modified lease payments discounted at the rate applicable on the modification date. The right-of-use asset is adjusted by the same amount.

n.	Employee benefits
Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.
Other long-term employee benefits
The liability for long service leave not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
Share-based payments
Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, options or performance rights over shares, that are provided to employees in exchange for the rendering of services.
The cost of equity-settled transactions are measured at fair value on grant date. Fair value is determined using various valuation methods including Black Scholes, Binomial and the Monte Carlo Simulation method that takes into account the exercise price, the term of the performance right, the impact of dilution, the share price at grant date and expect price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the performance right.
The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.
Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.
If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.
Share-based payment expenses are recognised over the period during which the employee provides the relevant services. This period may commence prior to the grant date. In this situation, the entity estimates the grant date fair value of the equity instruments for the purposes of recognising the services received during the period between service commencement date and grant date. Once the grant date has been established, the earlier estimate is revised so that the amount recognised for services received is ultimately based on the grant date fair value of the equity instruments.
If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

Note 1 Summary of significant accounting policies(continued)
If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.
o.	Issued capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
p.	Investments in Joint Venture
Interests in joint ventures are accounting for using the equity method, after initially being recognised at cost (including transaction costs) and adjusted thereafter for the post-acquisition change in the Group’s share of net assets of the joint venture. In addition, the Group’s share of the profit or loss of the joint venture is included in the Group’s profit or loss.
The carrying amount of the investment includes, when applicable, goodwill relating to the joint venture. Any discount on acquisition, whereby the Group’s share of the net fair value of the joint venture exceeds the cost of investment, is recognised in profit or loss in the period in which the investment is acquired.
Profits and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the Group’s interest in the joint venture.
When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture, the Group discontinues recognising its share of further losses unless it has incurred legal or constructive obligations or made payments on behalf of the joint venture. When the joint venture subsequently makes profits, the Group will resume recognising its share of those profits once its share of the profits equals the share of the losses not recognised.
q.	Impairment of Non-Financial Assets
At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. The assessment will include the consideration of external and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs of disposal and value in use, to the asset’s carrying amount. Any excess of the assets carrying amount over its recoverable amount is recognised immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another Standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other Standard.
Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
Impairment testing is performed annually for goodwill, intangible assets with indefinite lives and intangible assets not yet available for use.
r.	Intangible Assets Other than Goodwill
Brand Name
Brand names are recognised at fair value on the date of acquisition. They have a finite life and are subsequently carried at cost less any accumulated amortisation and any impairment losses. Brand names are amortised over their useful life of 10 years.
Technology
Technology is recognised at fair value on the date of acquisition. It has a finite life and is subsequently carried at cost less any accumulated amortisation and any impairment losses. Technology is amortised over its useful life of 5 years.

Note 1 Summary of significant accounting policies(continued)
s.	Goodwill
Goodwill acquired on a business combination is initially measured at cost, being the excess of the consideration transferred for the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.
Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Goodwill is reviewed for impairment, annually, or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired (refer note 12).
As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units that are expected to benefit from the combination’s synergies.
Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.
Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.
Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.
Disposed goodwill in this circumstance is measured on the basis of the relative values of the disposed operation and the portion of the cash-generating unit retained.
t.	Borrowing costs
Borrowing costs are recognised in the profit or loss in the period in which they are incurred.
u.	Foreign Currency Transactions and Balances
Functional and presentation currency
The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars, which is the parent entity’s functional currency.
Transactions and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.
Exchange differences arising on the translation of monetary items are recognised in profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.
Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is recognised in other comprehensive income; otherwise the exchange difference is recognised in profit or loss.

Note 1 Summary of significant accounting policies(continued)
Group companies
The financial results and position of foreign operations, whose functional currency is different from the Group’s presentation currency, are translated as follows:
-	Assets and liabilities are translated at exchange rates prevailing at the end of the reporting period;
-	Income and expenses are translated at the average exchange rates for the period; and
-	Accumulated losses are translated at the exchange rates prevailing at the date of the transaction.
Exchange differences arising on translation of foreign operations with functional currencies other than Australian dollars are recognised in other comprehensive income and included in the foreign currency translation reserve in the balance sheet. The cumulative amount of these differences is reclassified into profit or loss in the period in which the operation is disposed of.
v.	Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of NOVONIX Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.
Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.
w.	Goods and Services Tax (‘GST’) and other similar taxes
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.
x.	New and Amended Accounting Policies Adopted by the Group
The Group has adopted all of the new, revised or amending accounting standards and interpretations issued by IFRS that are mandatory for the current reporting period.
Any new, revised or amending accounting standards or interpretations that are not yet mandatory have not been early adopted.
y.	Reclassifications
Certain amounts in prior periods have been reclassified to conform to the current presentation.

Note 1 Summary of significant accounting policies(continued)
z.	Critical accounting estimates and judgements
The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed below.
Exploration and evaluation costs
Exploration and evaluation costs have been capitalised on the basis that the Group intend to commence commercial production in the future, from which time the costs will be amortised in proportion to the depletion of the mineral resources. Key judgements are applied in considering costs to be capitalised which includes determining expenditures directly related to these activities and allocating overheads between those that are expensed and capitalised.
In addition, costs are only capitalised that are expected to be recovered either through successful development or sale of the relevant mining interest. Factors that could impact the future commercial production at the mine include the level of reserves and resources, future technology changes, which could impact the cost of mining, future legal changes and changes in commodity prices. To the extent that capitalised costs are determined not to be recoverable in the future, they will be written off in the period in which this determination is made.
Value of intangible assets relating to acquisitions
The Group has allocated portions of the cost of acquisitions to technology intangibles, valued using the relief from royalty method. These calculations require the use of assumptions including future revenue forecasts and a royalty rate. Technology is amortised over its useful life of 5 years.
Impairment of goodwill and identifiable intangible assets
The Group determines whether goodwill is impaired on an annual basis. This assessment requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated.
Share based payment transactions
The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a binomial or Monte Carlo option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions, including share price volatility, interest rates and vesting periods would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact the profit or loss and equity.
Other areas of critical accounting estimates and judgements
Other areas of critical accounting estimates and judgements include:
-	Unused tax losses for which no deferred tax asset has been recognised (Refer to Note 7)
-	The vesting dates of share options (Refer to Note 28)
-	The accelerated expense on cancellation of share options and the loss on redemption of convertible loan notes (Refer to Note 10)

Note 2 Parent entity financial information
The following information has been extracted from the books and records of the parent and has been prepared in accordance with International Financial Reporting Standards.
	2021 $	2020 $
Balance sheet
ASSETS
Current assets
Cash and cash equivalents	135,403,115	37,455,678
Trade and other receivables	132,838	23,480
Prepayments	2,462,643	136,297
Total current assets	137,998,596	37,615,455

Non-current assets
Other receivables	27,897,817	10,139,051
Plant and equipment	—	1,068
Exploration and evaluation assets	3,329,950	3,210,798
Investments	17,748,704	17,748,704
Other assets	8,450	8,450
Total non-current assets	48,984,921	31,108,071
Total assets	186,983,517	68,723,526

LIABILITIES
Current liabilities
Payables	2,587,715	2,191,233
Total current liabilities	2,587,715	2,191,233
Total liabilities	2,587,715	2,191,233
Net assets	184,395,802	66,532,293

EQUITY
Contributed equity	233,196,507	99,851,510
Reserves	33,733,407	29,037,721
Accumulated losses	(82,534,112)	(62,356,938)
Total equity	184,395,802	66,532,293
Statement of Profit or Loss and Other Comprehensive Income Total loss and total comprehensive loss	(20,177,174)	(19,478,284)
Guarantees
NOVONIX Limited has not entered into any guarantees, in the current or previous reporting period, in relation to the debts of its subsidiaries.
Contingent liabilities
At 30 June 2021, NOVONIX Limited did not have any contingent liabilities (2020: Nil).
Contractual commitments
At 30 June 2021, NOVONIX Limited did not have any contractual commitments (2020: Nil).

Note 3 Revenue
(a)	Revenue from contracts with customers
The group derives revenue from the transfer of goods and services over time and at a point in time in the following major product lines and geographical regions:
2021	Graphite Mining and exploration $	Battery Technology $	Battery Materials $	Total $
Hardware sales	—	1,405,086	—	1,405,086
Consulting sales	—	3,822,261	—	3,822,261
Revenue from external customers	—	5,227,347	—	5,227,347
Timing of revenue recognition
At a point in time	—	1,405,086	—	1,405,086
Over time	—	3,822,261	—	3,822,261
	—	5,227,347	—	5,227,347
2020	Graphite Mining and exploration $	Battery Technology $	Battery Materials $	Total $
Hardware sales	—	2,113,416	—	2,113,416
Consulting sales	—	2,140,019	—	2,140,019
Revenue from external customers	—	4,253,435	—	4,253,435
Timing of revenue recognition
At a point in time	—	2,113,416	—	2,113,416
Over time	—	2,140,019	—	2,140,019
	—	4,253,435	—	4,253,435
2019	Graphite Mining and exploration $	Battery Technology $	Battery Materials $	Total $
Hardware sales	—	1,461,266	—	1,461,266
Consulting sales	—	355,783	—	355,783
Revenue from external customers	—	1,817,049	—	1,817,049
Timing of revenue recognition
At a point in time	—	1,461,266	—	1,461,266
Over time	—	355,783	—	355,783
	—	1,817,049	—	1,817,049
Revenues from external customers come from the sale of battery testing hardware equipment and the provision of battery testing and development consulting services.
(i)	Assets and liabilities related to contracts with customers
The group has recognised the following assets and liabilities related to contracts with customers:
	Notes	2021 $	2020 $
Contract liabilities – Hardware sales		310,102	98,783
Total current contract liabilities		310,102	98,783

Note 3 Revenue(continued)
Revenue recognised in relation to contract liabilities
The following table shows how much of the revenue recognised in the current reporting period relates to brought-forward contract liabilities.
	2021 $	2020 $	2019 $
Revenue recognised that was included in the contract liability balance at the beginning of the period
Hardware sales	98,783	580,845	—
Note 4 Other income
	2021 $	2020 $	2019 $
Interest received from unrelated parties	35,066	723	4,533
COVID-19 Government stimulus	115,501	59,000	—
Grant funding	818,410	785,154	329,573
Fair value gain on borrowings	—	—	114,106
Gain on revaluation of equity accounted investment	—	—	2,576,131
Other	15,675	—	341
	984,652	844,877	3,024,684
Note 5 Loss for the year
Loss before income tax from continuing operations includes the following specific expenses:
	Consolidated
	2021 $	2020 $	2019 $
Share based payments expense^
Performance rights granted	2,952,676	78,362	39,025
Options granted	2,995,856	6,291,510	6,634,485
Options cancelled	—	1,189,081	—
Total share based compensation expense	5,948,532	7,558,953	6,673,510
^ Refer to note 28 for further information regarding share-based payments.

Borrowing costs
Interest accrued on loan notes	—	3,062,598	1,373,581
Loss on redemption of loan notes	—	1,765,353	—
Unwinding of fair value gain	40,547	48,377	30,113
Interest accrued on borrowings	188,847	454,633	161,338
Total borrowing costs	229,394	5,330,961	1,565,032
Impairment losses
Fixed assets written off[1]	2,764,940	—	—
Exploration and evaluation assets[2]	—	—	10,667,897
Goodwill[3]	—	—	4,812,127
Identified intangibles – Brand Name[3]	—	—	374,126
Identified intangibles – Technology[3]	—	—	64,775
Total impairment losses	2,764,940	—	15,918,925
[1]
Impairments recognised during the period relate to the redundant furnace technology which is being replaced with new proprietary furnace technology under the Group’s strategic alliance with US-based Harper International Corporation. This amount represents the net book value of fixed assets written off.

Note 5 Loss for the year(continued)
[2]
In FY2019, the Company recognised an impairment loss of $10,667,897 relating to the Mt Dromedary graphite mining project. The Directors determined that it was appropriate for the carrying value of the Mt Dromedary asset to be written down to the Group’s assessment of recoverable amount.

[3]
In FY2019, the Company recognised an impairment loss of $5,251,028 relating to the goodwill and intangibles of BTS. At the time it was acquired in FY2017, BTS was primarily a producer of battery testing equipment. Consulting services to the energy storage industry began as an adjunct service supporting the equipment supply business operation. The consulting services operation which yields much higher margins, has now become a business line on its own and grew rapidly over the course of the FY2019 financial year and, in particular, over the six months ended 30 June 2019. In the context of this rapid growth and the forward pipeline of consulting work, the consulting services business has become a core operation and is considered to be BTS’s strongest growth opportunity. Given the slowing in the rate of growth of sales of testing equipment and the increased relative importance of consulting services, the directors took the opportunity to write down the value of the goodwill and identifiable intangible assets relating to the testing equipment supply business in FY2019.

Note 6 Income tax expense
This note provides an analysis of the Group’s income tax expense, shows what amounts are recognised directly in equity and how the tax expense is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Group’s tax position.
	Consolidated
	2021 $	2020 $	2019 $
(a) Numerical reconciliation of income tax expense to prima facie tax payable
Profit/(loss) before income tax expense	(18,076,077)	(20,028,526)	(26,505,567)
Tax at the Australian tax rate of 26% (2020: 27.5%)	(4,699,780)	(5,507,845)	(7,289,031)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Impairment of goodwill	—	—	1,323,335
Share based payments	1,546,618	2,078,713	1,835,215
Gain on acquisition of Novonix Anode Materials	—	—	(540,987)
Share of results of joint venture	—	—	206,795
Borrowing costs	10,845	855,518	377,735
Other non-deductible amounts	56,291	—	—
Other non-assessable amounts	(39,005)	(156,386)	(24,234)
Difference in overseas tax rate	(46,156)	385,615	(90,888)
Adjustments for current tax of prior periods	(92,985)	—	(93,052)
Adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	3,264,172	2,344,385	3,911,457
Income tax expense / (benefit)	—	—	(383,655)
(b) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	39,772,597	23,275,774	15,128,752
Potential tax benefit	9,943,149	6,304,468	4,122,864
(c) Tax expense (income) recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss or other comprehensive income but directly debited or credited to equity:
Deferred tax: Share issue costs	—	—	—

Note 6 Income tax expense(continued)
	Consolidated
	2021 $	2020 $
(d) Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	9,943,149	6,304,468
Exploration and evaluation assets	930,009	1,137,319
Business capital costs	31,061	8,982
Right of use asset	1,543,399	899,256
Unrealised exchange loss on borrowings	261,449	—
Accrued expenses	317,498	38,665
Other	402,368	—
Total deferred tax assets	13,428,933	8,388,690
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,357,943)	(512,788)
Deferred tax assets not recognised	(12,070,990)	(7,875,902)
Net deferred tax assets	—	—
(e) Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	164,713	262,779
Property, plant and equipment	1,193,230	224,874
Prepayments	—	401
Unrealised exchange loss on borrowings	—	24,734
Total deferred tax liabilities	1,357,943	512,788
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,357,943)	(512,788)
Net deferred tax liabilities	—	—
Unused losses which have not been recognised as an asset, will only be obtained if:
(i)	the group derives future assessable income of a nature and of an amount sufficient to enable the losses to be realised;
(ii)	the group continues to comply with the conditions for deductibility imposed by the law; and
(iii)	no changes in tax legislation adversely affect the group in realising the losses.
Offsetting within tax consolidated entity
NOVONIX Limited and its wholly-owned Australian subsidiaries have applied the tax consolidation legislation which means that these entities are taxed as a single entity. As a consequence, the deferred tax assets and deferred tax liabilities of these entities have been offset in the consolidated financial statements.
Note 7 Key Management Personnel Compensation
The totals of remuneration paid to KMP of the Company and the Group during the year are as follows:
	Consolidated
	2021 $	2020 $	2019 $
Short-term employee benefits	1,934,648	1,868,521	1,221,114
Post-employment benefits	29,297	46,218	45,641
Termination benefits	75,000	—	—
Share-based compensation	4,575,735	6,878,627	6,145,904
Total KMP compensation	6,614,680	8,793,366	7,412,659

Note 7 Key Management Personnel Compensation(continued)
Short-term employee benefits
These amounts include fees and benefits paid to the non-executive Chairman as well as all salary, paid leave benefits and fringe benefits paid to Executive Directors.
Post-employment benefits
These amounts are the current-year’s superannuation contributions made during the year.
Share-based compensation
These amounts represent the expense related to the participation of KMP in equity-settled benefit schemes as measured by the fair value of the options and performance rights on grant date.
Note 8 Auditor’s Remuneration
During the year the following fees were paid or payable for services provided by PricewaterhouseCoopers Australia (PwC) as the auditor of the Group:
	Consolidated
	2021 $	2020 $	2019 $
Remuneration of the auditor for:
Auditing or reviewing the financial report	190,329	175,855	148,200
	190,329	175,855	148,200
Other assurance services[1]	646,300	—	—
Total services provided by PwC	836,629	175,855	148,200
[1]	Relates to services performed in respect of the US IPO process
Note 9 Earnings per share
	2021 Cents	2020 Cents	2019 Cents
(a) Basic earnings per share
Total basic earnings per share attributable to the ordinary equity holders of the Company	(4.9 cents)	(14.7 cents)	(21.2 cents)
(b) Diluted earnings per share
Total diluted earnings per share attributable to the ordinary equity holders of the Company	(4.9 cents)	(14.7 cents)	(21.2 cents)
(c) Reconciliations of earnings used in calculating earnings per share
	2021 $	2020 $	2019 $
Basic earnings per share
Profit / (loss) attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	(18,076,077)	(20,028,526)	(26,121,912)
Diluted earnings per share
Profit / (loss) attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	(18,076,077)	(20,028,526)	(26,121,912)

Note 9 Earnings per share(continued)
(d)  Weighted average number of shares used as the denominator
	2021 Number	2020 Number	2019 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share	366,289,024	135,918,095	123,219,872
(e) Information concerning the classification of securities
Options and rights
Options and rights on issue during the year are not included in the calculation of diluted earnings per share because they are antidilutive for the year ended 30 June 2021. These options and rights could potentially dilute basic earnings per share in the future. Details relating to options and rights are set out in note 28.
Note 10 Capital raising
In the prior financial year the Company completed a $63 million capital raising via an institutional placement, an accelerated non-renounceable rights issue and a strategic placement (“capital raising”).
The capital raising simplified the NOVONIX capital structure through the redemption of Convertible Notes and repayment of short-term loans, along with the cancellation of 40.5 million options held by Directors, employees and convertible note holders.
Funds raised are providing capex and working capital to fulfil an initial SAMSUNG supply contract, facilitate development and commercialisation of the DPMG technology for cathode and other million-mile battery innovations, offer costs and provide general working capital.
The components of the transaction are set out below:
a)	Institutional placement
On 5 June 2020, 19,495,469 fully paid ordinary shares were issued to institutional investors at $0.29 per share, raising $5,653,686.
b)	Rights issue
An accelerated 1 for 1 rights issue was completed on 25 June 2020. Under the rights issue, 130,721,435 fully paid ordinary shares were issued at $0.29 per share. The rights issue raised a total of $37,909,216 which consisted of $34,017,928 cash and $3,891,288 settlement of debt (see c) and d) below).
c)	Repayment of Director loans
During the prior financial year, the Company’s directors entered into short term loan agreements collectively for $3,148,960. The loans were unsecured and accrued interest at 8% pa from the date of drawdown, calculated on a daily basis. These loans were used by Directors to fund their entitlements under the rights issue, with remaining balances being repaid to Directors from the proceeds of the rights issue as follows:
Director	Loan funds and interest accrued $	Loan settled though Rights issue entitlement taken up $	Loan funds repaid from proceeds of the right issue $
Anthony Bellas	263,377	263,377	—
Philip St Baker	1,799,682	1,799,682	—
Greg Baynton	107,117	107,117	—
Robert Cooper	101,973	75,059	26,914
Andrew Liveris	954,831	599,255	355,576
	3,266,980*	2,844,490	382,490
*	includes $78,020 of interest accrued on short-term loans

Note 10 Capital raising(continued)
d) Convertible loan notes
Prior to the capital raise a total of 11,416,667 loan notes (excluding loan notes held by the St Baker Energy Innovation Fund) were on issue with a face value of $6,400,000. These loan notes accrued interest at a coupon rate of 10% pa.
These convertible loan notes were repaid as follows:
Loan notes (Number)	Face Value $	Interest accrued $	Fair value of loan notes at settlement date $	Carrying value of loan notes at settlement date $	Loss on settlement $	Amount settled through conversion to equity as part of rights issue $	Amount settled in cash out of proceeds from the rights issue $
2,250,000	900,000	117,123	1,017,123	891,018	126,105	182,701	834,422
9,166,667	5,500,000	1,038,219	6,538,219	6,471,374	66,845	864,097	5,674,122
11,416,667	6,400,000	1,155,342	7,555,342	7,362,392	192,950	1,046,798*	6,508,544
*	Repaid through the issue of 3,609,650 shares at $0.29 per share.
e)	Strategic Placement to St Baker Energy Innovation Fund
At a General Meeting of Shareholders held on 30 June 2020, Shareholders approved the issue of 67,085,100 fully paid ordinary shares to the St Baker Energy Innovation Fund at an issue price of $0.29 per share raising $19,454,679. The consideration for the shares received consisted of cash and the settlement of both convertible loan notes and short-term loans owing. Details of the Strategic Placement are set out in the table below:
	Face value/ Principal of loan notes and short-term loan $	Interest accrued $	Placement proceeds $	Total $	Shares issued (Number)
Loan notes redeemed	10,000,000	1,187,397	—	11,187,397	38,577,232
Short-term loan repaid	3,400,000	131,575	—	3,531,575	12,177,845
Placement proceeds	—	—	4,735,707	4,735,707	16,330,023
Total	13,400,000	1,318,972	4,735,707	19,454,679	67,085,100
Prior to the capital raise a total of 25,000,000 loan notes were on issue to the St Baker Energy Innovation Fund with a face value of $10,000,000. These loan notes accrued interest at a coupon rate of 10% pa.
These convertible loan notes were repaid as follows:
Loan notes (Number)	Face Value $	Interest accrued $	Fair value of loan notes at settlement date $	Carrying value of loan notes at settlement date $	Loss on settlement $	Amount settled through conversion to equity as part of rights issue $	Amount settled in cash out of proceeds from the rights issue $
25,000,000	10,000,000	1,187,397	11,187,397	9,614,996	1,572,401	11,187,397*	—
*	Repaid through the issue of 38,577,232 shares at $0.29 per share.

Note 10 Capital raising(continued)
f)	Cancellation of options
As part of the capital raise, the Group obtained agreement from holders of a total of 40,500,000 options (approximately half of the options on issue at the time of the capital raise) to cancel the options for no consideration. The cancellation of the options has resulted in an acceleration of the share-based payment expense, with the unexpensed portion of the share option fair values being expensed in full at the date of cancellation. Details of the options cancelled are below:
	Number of options cancelled	Expense accelerated $
Directors	5,750,000	578,135
KMP	7,500,000	610,946
Loan note holders*	27,250,000	—
Total	40,500,000	1,189,081
*	Loan note holders are not employees of the company and therefore there is no associated share based payment expense, hence no expense acceleration.
Note 11 Impairment testing of goodwill
For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.
	Consolidated
The carrying amount of goodwill allocated to the cash generating unit	2021 $	2020 $
Novonix Anode Materials LLC	15,950,624	17,411,685
Total carrying amount of goodwill	15,950,624	17,411,685
The recoverable amount of the Novonix Anode Materials LLC cash generating unit (“Novonix Anode Materials CGU”) has been determined on a ‘Fair Value Less Costs to Sell’ (“FVLCS”) basis.
To determine the recoverable amount, FVLCS was calculated based on the capital raising outlined in Note 23 (h) given that the capital raising was directly associated with the planned future expansion of the Novonix Anode Materials CGU.
The recoverable amount of the Novonix Anode Materials CGU was deemed to be in excess of the carrying value of the CGU, and therefore no impairment has been recognised at 30 June 2021.
Note 12 Cash and cash equivalents
	Consolidated
	2021 $	2020 $
Cash at bank	136,663,976	38,807,662
	136,663,976	38,807,662
Reconciliation to cash flow statement
The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of the financial year as follows:
	2021 $	2020 $
Balances as above	136,663,976	38,807,662
Bank overdrafts	—	—
Balance per statement of cash flows	136,663,976	38,807,662

Note 13 Trade and other receivables
	Consolidated
	2021 $	2020 $
Trade debtors	1,533,963	952,881
Other receivables	509,000	274,911
Total current trade and other receivables	2,042,963	1,227,792
Credit risk
The Group has no significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Group and the customer to the transaction.
The Group assess impairment on trade and other receivables using the simplified approach of the expected credit loss (ECL) model under AASB 9. Due to the minimal history of bad debt write-offs and strong credit approval processes, the Group have determined that the incorporation of the ECL model will not have a material effect on impairment as at 30 June 2021.
The balance of receivables that remain within initial trade terms are considered to be of high credit quality.
Note 14 Prepayments
	Consolidated
	2021 $	2020 $
Deferred share issuance costs	2,174,347	—
Prepaid general and administrative expenses	362,860	152,434
	2,538,207	152,434
Deferred share issuance costs, which consist primarily of direct and incremental legal and advisory fees related to the Company’s proposed NASDAQ listing, are capitalised in prepayments on the consolidated balance sheet as at 30 June 2021. The deferred share issuance costs will be offset against the IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated or a decision is made to not raise any proceeds from the IPO, the deferred share issuance costs will be expensed.
Note 15 Inventory
	Consolidated
	2021 $	2020 $
Raw materials	1,162,142	759,693
Components and assemblies	1,618,231	584,090
Finished goods – at cost	—	23,202
	2,780,373	1,366,985
Amounts recognised in profit or loss
Inventories recognised as an expense during the year ended 30 June 2021 amounts to $969,774 (2020: $1,245,187). These were included in cost of goods sold (exclusive of depreciation presented separately) in the consolidated statement of profit or loss and other comprehensive income.

Note 16 Property, plant and equipment
	Land $	Buildings $	Leasehold improvements $	Plant and equipment $	Construction work in progress $	Total $
At 30 June 2019
Cost	380,251	1,762,019	—	4,437,493	—	6,579,763
Accumulated depreciation	—	(87,299)	—	(507,947)	—	(595,246)
Net book amount	380,251	1,674,720	—	3,929,546	—	5,984,517

Year ended 30 June 2020
Opening net book amount	380,251	1,674,720	—	3,929,546	—	5,984,517
Additions	—	93,127	195,082	4,451,587	—	4,739,796
Assets written off	—	—	—	(210,773)	—	(210,773)
Depreciation charge	—	(72,028)	(31,320)	(829,440)	—	(932,788)
Exchange differences	(7,256)	(29,018)	796	75,523	—	40,045
Closing net book amount	372,995	1,666,801	164,558	7,416,443	—	9,620,797

At 30 June 2020
Cost	372,995	1,821,526	195,082	8,579,868	—	10,969,471
Accumulated depreciation	—	(154,725)	(30,524)	(1,163,425)	—	(1,348,674)
Net book amount	372,995	1,666,801	164,558	7,416,443	—	9,620,797
	Land $	Buildings $	Leasehold improvements $	Plant and equipment $	Construction work in progress $	Total $
Year ended 30 June 2021
Opening net book amount	372,995	1,666,801	164,558	7,416,443	—	9,620,797
Additions	666,920	4,358,515	482,637	2,982,443	17,754,185	26,244,700
Disposals	(39,285)	(39,285)
Assets written off	—	—	—	(2,764,940)	—	(2,764,940)
Depreciation charge	—	(67,897)	(110,681)	(996,462)	—	(1,175,040)
Exchange differences	13,960	100,126	(9,103)	(411,876)	(894)	(307,787)
Closing net book amount	1,053,875	6,057,545	527,411	6,186,323	17,753,291	31,578,445

At 30 June 2021
Cost	1,053,875	6,283,383	665,540	8,004,580	17,753,291	33,760,669
Accumulated depreciation	—	(225,838)	(138,129)	(1,818,257)	—	(2,182,224)
Net book amount	1,053,875	6,057,545	527,411	6,186,323	17,753,291	31,578,445

Note 17 Exploration and evaluation assets
	Consolidated
	2021 $	2020 $
Exploration and evaluation assets – at cost	3,108,073	2,988,921
The capitalised exploration and evaluation assets carried forward above have been determined as follows:
Balance at the beginning of the year	2,988,921	2,838,749
Expenditure incurred during the year	119,152	150,172
Balance at the end of the year	3,108,073	2,988,921
The future development of the Mt Dromedary mine will not occur in the short to medium term given the tonnages of natural graphite required by the Novonix Anode Materials business are unlikely to be sufficient to warrant the development of the mine in that timeframe. As well, a significant portion of graphite used by Novonix Anode Materials will be synthetic graphite, and the natural graphite required at this time can be more cost effectively sourced from other natural graphite producers.
The Mt Dromedary asset however remains a strategic asset for the Group and the tenements remain current and in good standing.
The Directors have assessed that for the exploration and evaluation assets recognised at 30 June 2021, the facts and circumstances do not suggest that the carrying amount may exceed its recoverable amount.
Note 18 Intangible assets
	Consolidated
	2021 $	2020 $
Goodwill	15,950,624	17,411,685
Technology	631,085	955,560
	16,581,709	18,367,245
	Goodwill $	Technology $	Total $
Balance at the beginning of the year	17,411,685	955,560	18,367,245
Exchange differences	(1,461,061)	(78,258)	(1,539,319)
Amortisation	—	(246,217)	(246,217)
Balance at the end of the year	15,950,624	631,085	16,581,709
Intangible assets, other than goodwill have finite useful lives. The current amortisation charges for intangible assets are included under depreciation and amortisation expense in the statement of profit or loss and other comprehensive income. Goodwill has an indefinite useful life.
Note 19 Trade and other payables
	Consolidated
	2021 $	2020 $
Unsecured liabilities:
Trade payables	1,823,898	847,724
Sundry payables and accrued expenses	2,532,658	2,646,503
	4,356,556	3,494,227

Note 20 Contract liabilities
	Consolidated
	2021 $	2020 $
Contract liabilities – Hardware sale contracts	310,102	98,783
	310,102	98,783
Note 21 Leases
This note provides information for leases where the group is the lessee.
(i) Amounts recognised in the balance sheet
The balance sheet shows the following amounts relating to leases:
	30 June 2021 $	30 June 2020 $
Right-of-use assets - Buildings	7,406,943	2,853,427
Lease liabilities
Current	410,792	141,124
Non-current	7,120,396	2,778,979
	7,531,188	2,920,103
Additions to the right-of-use assets during the 2021 financial year were $5,084,858 (2020: $nil).
During the financial year the Group entered into an amended lease for the facility in Chattanooga to include a further 80,000 square feet and bring the total area of the warehouse facility under lease to 120,000 square feet. This increase in space has resulted in an increase in base rent which has been accounted for as an addition to the right-of-use asset. All other terms of the lease remain the same.
(i) Amounts recognised in the statement of profit or loss and other comprehensive income
The statement of profit or loss and other comprehensive income shows the following amounts relating to leases:
	2021 $	2020 $
Depreciation of right-of-use assets - Buildings	197,680	210,381
Interest expense	123,763	112,303
The total cash outflow for leases in the financial year was $190,426 (2020: $254,271).
Note 22 Borrowings
	2021			2020
	Current $	Non- Current $	Total $	Current $	Non- Current $	Total $
Secured
Bank loans (i)	110,752	5,297,180	5,407,932	56,704	1,214,406	1,271,110
Total secured borrowings	110,752	5,297,180	5,407,932	56,704	1,214,406	1,271,110
Unsecured
Other loans (iii)	166,308	689,385	855,693	218,213	722,689	940,902
Total unsecured borrowings	166,308	689,385	855,693	218,213	722,689	940,902
Total borrowings	277,060	5,986,565	6,263,625	274,917	1,937,095	2,212,012

Note 22 Borrowings(continued)
(i) Secured liabilities and assets pledged as security
(a)
In December 2017, the group entered into a loan facility to purchase commercial land and buildings in Nova Scotia from which the Battery Technology Solutions business operates. The initial amount loaned under the facility was CAD $1,330,000.

On 5 February 2021, the group extended the loan facility and the total available amount now available under the facility is CAD $2,680,000. At 30 June 2021 the facility had been drawn down to CAD$2,047,697, leaving a remaining undrawn amount of $623,303. The total liability at year end is CAD $1,866,103.
The facility is repayable in monthly instalments, commencing 15 December 2017 and ending 15 August 2044.
The Group's freehold land and buildings are pledged as collateral against the bank loan.
The carrying amounts of non-financial assets pledged as collateral for current and non-current borrowings is $3,104,819 (2020: $2,039,796).
(b)
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business will operate. The Group entered into a loan facility to purchase the land and buildings. The total available amount under the facility is CAD $4,375,000 and it has been drawn down to CAD$3,169,216 at the date of this report. The balance of the facility will be used to fund renovations to the building.

The full facility is repayable in monthly instalments, commencing 31 May 2022 and ending 30 April 2047. The Group’s land and buildings have been pledged as collateral for the bank loan.
The carrying amounts of non-financial assets pledged as collateral for current and non-current borrowings is $4,006,926.
(ii) Other loans
ACOA Loans
In December 2017, the group entered into a contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 June 2021, CAD$500,000 of the facility has been drawn down. The funding was to assist with expanding the market to reach new customers through marketing and product improvements. The facility is repayable in monthly instalments commencing September 2019 and ending May 2027.
In October 2018, the group entered into another contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 June 2021, CAD$500,000 of the facility has been drawn down. The funding was to assist in establishing a battery cell manufacturing facility. The facility is repayable in monthly instalments commencing April 2020 and ending December 2026.
(iii) Fair value
For all borrowings, other than the ACOA loan noted at (ii) above, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.
The ACOA loans are interest free. The initial fair value of the ACOA loans were determined using a market interest rate for equivalent borrowings at the issue date. This resulted in a day one gain of $100,152 in FY2018 (December 2017 loan) and a day 1 gain of $114,106 in FY2019 (October 2018 loan).

Note 23 Contributed equity
	2021 Shares	2020 Shares	2019 Shares	2021 $	2020 $	2019 $
(a) Share capital
Ordinary shares Fully paid	404,601,384	348,206,772	128,137,680	233,196,507	99,851,510	38,163,405
(b) Ordinary share capital
Date	Details	Note	Number of Shares	Issue Price	$
1 July 2018	Balance		123,137,680		38,163,405
24 June 2019	Exercise of options	(l)	5,000,000	—	—
30 June 2019	Balance		128,137,680		38,163,405
17 January 2020	Share purchase plan	(c)	2,485,715	$0.51	1,267,715
17 January 2020	Placement to sophisticated investor	(d)	98,040	$0.51	50,000
15 June 2020	Exercise of options	(e)	100,000	$0.785	78,500
15 June 2020	Exercise of options	(e)	83,333	$0.50	41,667
5 June 2020	Placement to institutional investors	(k)	19,495,469	$0.29	5,653,686
5-25 June 2020	Rights issue entitlement offer	(k)	130,721,435	$0.29	37,909,216
30 June 2020	Placement to SBEIF	(k)	67,085,100	$0.29	19,454,679
	Share issue costs				(2,767,358)
30 June 2020	Balance		348,206,772		99,851,510
10 July 2020	Exercise of options	(e)	250,000	$0.80	200,000
23 September 2020	Settlement of limited recourse loan	(f)	—		1,500,000
24 September 2020	Exercise of options	(e)	500,000	$0.90	450,000
24 September 2020	Exercise of options	(e)	2,500,000	$0.66	1,650,000
28 September 2020	Exercise of performance rights	(g)	158,865	—	—
3 March 2021	Placement to institutional investors	(h)	39,700,000	$2.90	115,130,000
16 March 2021	Exercise of performance rights	(g)	3,400,000	—	—
16 March 2021	Exercise of options	(e)	1,500,000	$0.74	1,110,000
16 March 2021	Exercise of options	(e)	30,000	$0.90	27,000
16 March 2021	Exercise of options	(e)	33,333	$0.50	16,667
11 May 2021	Placement to directors	(i)	5,672,414	$2.90	16,450,001
24 May 2021	Exercise of options	(e)	2,500,000	$0.66	1,650,000
3 June 2021	Exercise of options	(e)	150,000	$0.90	135,000
	Share issue costs	(j)			(4,973,671)
30 June 2021	Balance		404,601,384		233,196,507
(c) Share Purchase Plan
In January 2020 the Company undertook a Share Purchase Plan. The issue price under the Share Purchase Plan was $0.51 per share and provided an opportunity to existing shareholders to subscribe for up to $30,000 worth of new shares.
(d) Placement to sophisticated investor
In January 2020 the Company made a placement of 98,040 shares at $0.51 to a sophisticated investor.
(e) Exercise of options
On 15 June 2020 183,333 options were exercised by employees (who are not KMP). 100,000 were exercisable at $0.785 and 83,333 were exercisable at $0.50.
On 10 July 2020 250,000 options were exercised by a Director, Admiral Robert Natter, at $0.80 per share.

Note 23 Contributed equity(continued)
On 24 September 2020 500,000 options were exercised by a Director, Admiral Robert Natter, at $0.90 per share and 2,500,000 options were exercised by a Director, Andrew Liveris, at $0.66 per share.
On 16 March 2021 employees of the Group exercised 1,500,000 options at $0.74, 30,000 options at $0.90 and 33,333 options at $0.50.
On 24 May 2021 2,500,000 options were exercised by a Director, Andrew Liveris, at $0.66 per share.
On 3 June 2021 employees of the Group exercised 150,000 options at $0.90.
(f)	Settlement of limited recourse loan
On 23 September 2020, Philip St Baker, as part of his separation arrangements with the Company, settled the $1,500,000 limited recourse loan entered into in 2019 for the purpose of funding the exercise of 5,000,000 options. The loan was settled through:
i.	the relinquishing of 736,968 vested performance rights, which were convertible on a 1:1 basis to ordinary shares, with a market value of $1,252,846; and
ii.	outstanding net employee entitlements amounting to $247,154.
The relinquishment of the vested performance rights has been recognised within the share-based payment reserve.
(g)	Exercise of performance rights
On 28 September 2020, 158,865 ordinary shares were issued to an entity controlled by Philip St Baker, on the exercise of 158,865 vested performance rights.
On 16 March 2021, 3,400,000 ordinary shares were issued to Key Management Personnel and other employees on the exercise of 3,400,000 vested performance rights.
(h)	Institutional placement
On 3 March 2021 the Company issued 39,700,000 ordinary fully paid shares to institutional investors at $2.90 per share.
(i)	Director placement
On 11 May 2021 5,672,414 ordinary shares were issued to directors or their nominees raising $16.45 million. 4,137,931 of these ordinary shares were issued to Trevor St Baker’s nominees at $2.90 per share, 1,034,483 of these ordinary shares were issued to Andrew Liveris’ nominees at $2.90 per share, 431,034 of these ordinary shares were issued to Robert Natter at $2.90 per share and 68,966 of these ordinary shares were issued to Robert Cooper at $2.90 per share.
(j)	Share issue expenses
During the year ended 30 June 2021 the Company had cash outflows for share issue expenses of $7,908,866, of which $4,973,671 relates to the current period, $1,458,798 relates to the capital raising completed in June 2020 and the balance relates to deferred share issuance costs.
(k)	Capital raising transaction
In June 2020 the Company completed a $63 million capital raising via an institutional placement, an accelerated non-renounceable rights issue and a strategic placement. Refer to Note 11.
(l)	Philip St Baker exercise of options
On 24 June 2019, Philip St Baker exercised 5,000,000 options at an exercise price of $0.30 each. The Company provided a loan of $1,500,000 to Mr St Baker for the purpose of funding the exercise of 5,000,000 options (refer note 28). The loan was limited in recourse over the shares issued on exercise of the options, and the Company placed a holding lock over the shares to secure repayment. These shares were treated as treasury shares, and the limited recourse loan was accounted for as a modification to a share-based payment, by way of extension of the expiry date of the options.

Note 23 Contributed equity(continued)
(m)	Capital Management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
The capital structure of the Group includes equity attributable to equity holders, comprising of issued capital, reserves and accumulated losses. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets to reduce debt or adjust the level of activities undertaken by the company.
The Group monitors capital on the basis of cash flow requirements for operational, and exploration and evaluation expenditure. The Group will continue to use capital market issues to satisfy anticipated funding requirements.
The Group has no externally imposed capital requirements. The Group’s strategy for capital risk management is unchanged from prior years.
Note 24 Reserves
	Consolidated
	2021 $	2020 $	2019 $
Share-based payment reserve	27,513,594	22,817,908	15,258,956
Foreign currency translation reserve	(600,850)	1,500,247	950,004
Convertible loan note reserve	6,219,812	6,219,812	5,229,071
	33,132,556	30,537,967	21,438,031
(a) Share-based payment reserve	Consolidated
	2021 $	2020 $	2019 $
Share-based payment reserve	27,513,594	22,817,908	15,258,956
Movements:
Balance 1 July 2020	22,817,908	15,258,956	8,585,446
Equity settled options cancelled	—	1,189,081	—
Settlement of limited recourse loan	(1,252,846)	—	—
Equity settled share-based payments	5,948,532	6,369,871	6,673,510
Balance 30 June 2021	27,513,594	22,817,908	15,258,956
The share-based payment reserve records items recognised as expenses on valuation of director, employee and contractor options and performance rights.
(b) Foreign currency translation reserve	Consolidated
	2021 $	2020 $	2019 $
Foreign currency translation reserve	(600,850)	1,504,430	950,004
Movements:
Balance 1 July 2020	1,500,247	950,004	140,608
Exchange differences on translation of foreign operations	(2,101,097)	550,243	809,396
Balance 30 June 2021	(600,850)	1,500,247	950,004
The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary.

Note 24 Reserves(continued)
(c) Convertible loan note reserve	Consolidated
	2021 $	2020 $	2019 $
Convertible loan note reserve	6,219,812	6,219,812	5,229,071
Movements:
Balance 1 July 2020	6,219,812	5,229,071	2,426,120
Equity component of loan notes issued during the year	—	990,741	2,817,316
Loan note issue costs	—	—	(14,365)
Balance 30 June 2021	6,219,812	6,219,812	5,229,071
Convertible loan notes are compound financial instruments.
The present value of the liability component of the loan notes issued in August 2019, at initial recognition, was $3,009,259. The balance of $990,741 was recognised in the convertible note reserve in prior period. In discounting the loan notes to present value to determine the equity proportion of the compound financial instrument, NOVONIX adopted an effective interest rate of 24.25% pa.
The present value of the liability component of the loan notes issued in March 2019, at initial recognition, was $5,170,660. The balance of $1,702,340 was recognised in the convertible note reserve. In discounting the loan notes to present value to determine the equity proportion of the compound financial instrument, NOVONIX adopted an effective interest rate of 24.5% pa.
The present value of the liability component of the loan notes issued in August 2018, at initial recognition, was $4,361,289. The balance of $1,100,611 was recognised in the convertible note reserve. In discounting the loan notes to present value to determine the equity proportion of the compound financial instrument, NOVONIX adopted an effective interest rate of 25.6% pa.
Note 25 Operating segments
The Group has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors (Chief Operating Decision Makers) in assessing performance and determining the allocation of resources. The Group is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.
The board has identified three operating segments being Graphite Exploration and Mining, Battery Technology and Battery Materials. The Battery Materials segment develops and manufactures battery anode materials and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carried out research and development in battery development.
Basis of accounting for purposes of reporting by operating segments
a.	Accounting policies adopted
Unless stated otherwise, all amounts reported to the Board of Directors, being the chief operating decision makers with respect to operating segments, are determined in accordance with accounting policies that are consistent with those adopted in the annual financial statements of the Group.
b.	Segment assets
Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.
c.	Segment liabilities
Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment. Borrowings and tax liabilities are generally considered to relate to the Group as a whole and are not allocated. Segment liabilities include trade and other payables.

Note 25 Operating segments(continued)
d.	Unallocated items
The following items for revenue, expenses, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:
—	Interest income
—	Prepayments for deferred issuance costs
—	Corporate administrative and other expenses
—	Income tax expense
—	Corporate share-based payment expenses
—	Corporate marketing and project development expenses
—	Corporate cash
—	Security deposits
—	Corporate trade and other payables
—	Corporate trade and other receivables
e.	Segment information
Segment performance
2021	Graphite Exploration and Mining $	Battery Technology $	Battery Materials $	Unallocated $	Total $
Segment revenue	—	5,227,347	—	—	5,227,347
Other income	—	798,882	69,204	81,500	949,586
Interest income	—	—	—	35,066	35,066
Total income	—	6,026,229	69,204	116,566	6,211,999
Segment net profit / (loss) from continuing operations before tax	(46,424)	(63,661)	(11,968,654)	(5,997,338)	(18,076,077)
2020	Graphite Exploration and Mining $	Battery Technology $	Battery Materials $	Unallocated $	Total $
Segment revenue	—	4,253,435	—	—	4,253,435
Other income	—	785,154	—	59,000	844,154
Interest income	—	—	—	723	723
Total income	—	5,038,589	—	59,723	5,098,312
Segment net profit / (loss) from continuing operations before tax	—	(853,084)	(7,426,978)	(11,748,464)	(20,028,526)
2019	Graphite Exploration and Mining $	Battery Technology $	Battery Materials $	Unallocated $	Total $
Segment revenue	—	1,817,049	—	—	1,817,049
Other income	—	443,679	2,576,131	341	3,020,151
Interest income	—	—	—	4,533	4,533
Total income	—	2,260,728	2,576,131	4,874	4,841,733
Segment net profit / (loss) from continuing operations before tax	(10,667,897)	(9,109,713)	(470,476)	(6,257,481)	(26,505,567)

Note 25 Operating segments(continued)
Segment assets
2021	Graphite Exploration and Mining $	Battery Technology $	Battery Materials $	Unallocated $	Total $
Segment assets	3,116,523	13,990,451	47,899,929	137,850,370	202,857,273
2020	Graphite Exploration and Mining $	Battery Technology $	Battery Materials $	Unallocated $	Total $
Segment assets	2,998,439	5,872,307	28,744,416	37,642,256	75,257,418
Segment liabilities
2021	Graphite Exploration and Mining $	Battery Technology $	Battery Materials $	Unallocated $	Total $
Segment liabilities	—	7,440,067	9,277,070	1,744,334	18,461,471
2020	Graphite Exploration and Mining $	Battery Technology $	Battery Materials $	Unallocated $	Total $
Segment liabilities	—	2,868,546	3,604,836	2,252,043	8,725,425
Geographical Segments
For the purposes of segment reporting, all segment activities relating to Graphite Exploration and Mining are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are carried out in North America.
Note 26 Cash flow information
Reconciliation of profit / (loss) after income tax to net cash outflow from operating activities
	Consolidated
	2021 $	2020 $	2019 $
Profit / (loss) for the period	(18,076,077)	(20,028,526)	(26,121,912)
Adjustments for
Share based payments	5,948,532	7,558,953	6,673,510
Borrowing costs	760	5,098,906	1,405,456
Fixed assets written off	2,764,940	210,773	90,477
Loss on sale of fixed assets	6,777	—	—
Foreign exchange (gain) / loss	106,787	387,371	(174,990)
Gain on acquisition of subsidiary	—	—	(2,576,131)
Share of net loss of joint venture	—	—	751,981
Fair value gain on borrowings	—	—	(114,106)
Impairment losses	—	—	15,918,925
Non-cash termination settlement	294,247	—	—
Amortisation & depreciation expense	1,697,754	1,380,303	494,948
Government incentives	(49,278)	—	—
Income tax expense	—	—	(273,939)

Note 26 Cash flow information(continued)
	Consolidated
	2021 $	2020 $	2019 $
Change in operating assets and liabilities:
(Increase)/decrease in other operating assets	(1,927,128)	(976,969)	(672,354)
Increase / (decrease) in trade creditors	(145,616)	387,198	288,424
Increase in other operating liabilities	1,206,238	388,474	309,624
Net cash outflow from operating activities	(8,172,064)	(5,593,517)	(4,000,087)
(a)	Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each period presented.
	2021 $	2020 $	2019 $
Cash and cash equivalents	136,663,976	38,807,662	6,054,664
Lease liability - repayable within one year	(410,792)	(141,124)	—
Borrowings – repayable within one year (including overdraft)	(277,060)	(274,917)	(4,145,069)
Lease liability - repayable after one year	(7,120,396)	(2,778,979)	—
Borrowings – repayable after one year	(5,986,565)	(1,937,095)	(13,016,841)
Net cash (debt)	122,869,163	33,675,547	(11,107,246)

Cash and cash equivalents	136,663,976	38,807,662	6,054,664
Gross debt – fixed interest rates	(8,386,881)	(3,807,635)	(15,808,268)
Gross debt – variable interest rates	(5,407,932)	(1,324,480)	(1,353,642)
Net cash (debt)	122,869,163	33,675,547	(11,107,246)
		Liabilities from financing activities
	Cash $	Borrowings due within 1 year $	Borrowings due after 1 year $	Total $
Net debt as at 1 July 2018	365,592	(56,254)	(1,645,776)	(1,336,438)
Cashflows	5,689,072	(3,964,813)	(574,917)	1,149,342
Conversion/proceeds of loan notes	—	—	(10,905,530)	(10,905,530)
Other non-cash movements	—	(124,002)	109,382	(14,620)
Net debt as at 30 June 2019	6,054,664	(4,145,069)	(13,016,841)	(11,107,246)
Cashflows	32,752,998	(6,118,751)	6,508,544	33,142,791
Conversion of short-term loan to loan notes	—	4,000,000	(4,000,000)	—
Redemption of loan notes		—	10,468,843	10,468,843
Other non-cash movements	—	5,847,779	(4,676,620)	1,171,159
Net cash as at 30 June 2020	38,807,662	(416,041)	(4,716,074)	33,675,547
Cashflows	97,856,314	329,873	(4,029,769)	94,156,418
Other non-cash movements	—	(601,684)	(4,361,118)	(4,962,802)
Net cash as at 30 June 2021	136,663,976	(687,852)	(13,106,961)	122,869,163
(b)	Non-cash investing and financing activities
Non-cash investing and financing activities disclosed in other notes are:
•	Right of use assets – note 21
•	Options and shares issued to employees – note 28

Note 27 Interests in subsidiaries
Information about Principal Subsidiaries
The Group’s material subsidiaries at 30 June 2021 are set out in the following table. Unless otherwise stated, each entity has share capital consisting solely of ordinary shares that are held by the Group, and the proportion of ownership interest held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.
		Ownership interest held of the group
Name of entity	Place of business / country of incorporation	2021%	2020%	Principal activities
MD South Tenements Pty Ltd	Australia	100%	100%	Graphite exploration
Novonix Battery Testing Services Inc	Canada	100%	100%	Battery technology services.
Novonix Corp	USA	100%	100%	Investment
NOVONIX Anode Materials	USA	100%	100%	Battery materials development
Note 28 Share-based payments
OPTIONS
A summary of movements of all options issued is as follows:
	Number	Weighted Average Exercise Price
Options outstanding as at 1 July 2018	21,175,000	$0.64
Granted	33,710,000	$0.69
Granted – Subject to shareholder approval	17,500,000	$0.50
Forfeited	(365,000)	$0.65
Exercised	(5,000,000)	$0.30
Options outstanding as at 30 June 2019	67,020,000	$0.65
Granted to employees	4,500,000	$0.50
Granted to loan note holders	10,000,000	$0.80
Cancelled	(40,500,000)	$0.77
Expired	(970,000)	$0.60
Exercised	(183,333)	$0.66
Options outstanding as at 30 June 2020	39,866,667	$0.55
Granted to employees	200,000	$0.50
Expired	(500,000)	$1.03
Exercised	(7,463,333)	$0.70
Options outstanding as at 30 June 2021	32,103,334	$0.51
The weighted average remaining contractual life of options outstanding at year end was 5.8 years (2020: 5.8 years).
Details of options awarded during the financial year are as follows:
a.
On 8 July 2019, 2,500,000 share options were awarded to an employee of the group (who is not KMP). The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable. The options vest in 10 tranches on achievement of progressive Novonix Anode Materials sales milestones. The vesting dates in the table below represent the current estimate of when the vesting conditions will be met.

Note 28 Share-based payments(continued)
The fair value of these options was $804,375. This value was calculated using a binomial option pricing model applying the following inputs:
	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10
Number of options	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000
Exercise price	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50
Award date	08/07/2019	08/07/2019	08/07/2019	08/07/2019	08/07/2019	08/07/2019	08/07/2019	08/07/2019	08/07/2019	08/07/2019
Expiry date	08/07/2029	08/07/2029	08/07/2029	08/07/2029	08/07/2029	08/07/2029	08/07/2029	08/07/2029	08/07/2029	08/07/2029
Vesting date	31/05/2022	31/03/2023	30/06/2023	30/11/2023	31/12/2023	28/02/2024	31/03/2024	30/04/2024	31/05/2024	30/06/2024
Volatility	85.08%	85.08%	85.08%	85.08%	85.08%	85.08%	85.08%	85.08%	85.08%	85.08%
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	1.32%	1.32%	1.32%	1.32%	1.32%	1.32%	1.32%	1.32%	1.32%	1.32%
Fair value at grant date	$0.3026	$0.3115	$0.3179	$0.3201	$0.3248	$0.3255	$0.3264	$0.3270	$0.3307	$0.3310
Details of options awarded during the financial year are as follows:
b.
On 7 December 2019, 1,000,000 share options were awarded to an employee of the group (who is not KMP). The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable. The options vest in 10 tranches on achievement of progressive Novonix Anode Materials sales milestones. The vesting dates in the table below represent the current estimate of when the vesting conditions will be met.

The fair value of these options was $456,580. This value was calculated using a binomial option pricing model applying the following inputs:
	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10
Number of options	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Exercise price	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50
Award date	7/12/2019	7/12/2019	7/12/2019	7/12/2019	7/12/2019	7/12/2019	7/12/2019	7/12/2019	7/12/2019	7/12/2019
Expiry date	7/12/2029	7/12/2029	7/12/2029	7/12/2029	7/12/2029	7/12/2029	7/12/2029	7/12/2029	7/12/2029	7/12/2029
Vesting date	31/05/2022	31/03/2023	30/06/2023	30/11/2023	31/12/2023	28/02/2024	31/03/2024	30/04/2024	31/05/2024	30/06/2024
Volatility	84.89%	84.89%	84.89%	84.89%	84.89%	84.89%	84.89%	84.89%	84.89%	84.89%
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	1.14%	1.14%	1.14%	1.14%	1.14%	1.14%	1.14%	1.14%	1.14%	1.14%
Fair value at grant date	$0.4274	$0.4415	$0.4513	$0.4543	$0.4611	$0.4623	$0.4636	$0.4644	$0.4696	$0.4703
Details of options awarded during the financial year are as follows:
c.
On 16 January 2020, 1,000,000 share options were awarded to an employee of the group (who is not KMP). The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable. The options vest in 10 tranches on achievement of progressive Novonix Anode Materials sales milestones. The vesting dates in the table below represent the current estimate of when the vesting conditions will be met.

The fair value of these options was $377,390. This value was calculated using a binomial option pricing model applying the following inputs:
	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10
Number of options	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Exercise price	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50
Award date	16/01/2020	16/01/2020	16/01/2020	16/01/2020	16/01/2020	16/01/2020	16/01/2020	16/01/2020	16/01/2020	16/01/2020
Expiry date	16/01/2030	16/01/2030	16/01/2030	16/01/2030	16/01/2030	16/01/2030	16/01/2030	16/01/2030	16/01/2030	16/01/2030
Vesting date	31/05/2022	31/03/2023	30/06/2023	30/11/2023	31/12/2023	28/02/2024	31/03/2024	30/04/2024	31/05/2024	30/06/2024
Volatility	82.80%	82.80%	82.80%	82.80%	82.80%	82.80%	82.80%	82.80%	82.80%	82.80%
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	1.18%	1.18%	1.18%	1.18%	1.18%	1.18%	1.18%	1.18%	1.18%	1.18%
Fair value at grant date	$0.3541	$0.3648	$0.3726	$0.3753	$0.3809	$0.3819	$0.3832	$0.3839	$0.3883	$0.3889

Note 28 Share-based payments(continued)
d.
On 14 December 2020, 100,000 share options were awarded to an employee of the group (who is not KMP). The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable.

The fair value of these options was $83,444. This value was calculated using a binomial option pricing model applying the following inputs:
	Tranche 1	Tranche 2	Tranche 3
Number of options	33,333	33,333	33,334
Exercise price	$0.50	$0.50	$0.50
Award date	14/12/2020	14/12/2020	14/12/2020
Expiry date	14/12/2030	14/12/2030	14/12/2030
Vesting date	24/02/2021	24/02/2022	24/02/2023
Volatility	94.2%	94.2%	94.2%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.98%	0.98%	0.98%
Fair value at grant date	$0.7878	$0.8394	$0.8758
e.
On 14 March 2021, 100,000 share options were awarded to an employee of the group (who is not KMP). The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable.

The fair value of these options was $247,297. This value was calculated using a binomial option pricing model applying the following inputs:
	Tranche 1	Tranche 2	Tranche 3
Number of options	33,333	33,333	33,334
Exercise price	$0.50	$0.50	$0.50
Award date	14/03/2021	14/03/2021	14/03/2021
Expiry date	14/03/2031	14/03/2031	14/03/2031
Vesting date	24/02/2022	24/02/2023	24/02/2024
Volatility	96.28%	96.28%	96.28%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.72%	1.72%	1.72%
Fair value at grant date	$2.4101	$2.4811	$2.5277

Note 28 Share-based payments(continued)
PERFORMANCE RIGHTS
A summary of movements of all performance rights issued is as follows:
	Number on issue	Number Vested
Performance rights outstanding as at 1 July 2018	1,645,833	895,833
Granted	1,750,000	—
Exercised	—	—
Expired	—	—
Performance rights outstanding as at 30 June 2019	3,395,833	895,833
Vested	1,500,000
Performance rights outstanding as at 30 June 2020	3,395,833	2,395,833
Vested	—	—
Granted	3,500,000	3,500,000
Forfeited	(1,000,000)	—
Exercised	(3,558,865)	(3,558,865)
Settled	(736,968)	(736,968)
Performance rights outstanding as at 30 June 2021	1,600,000	1,600,000
During the financial year 3,500,000 performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Chris Burns, CEO (1,500,000), Nick Liveris, CFO (750,000) and other employees (1,250,000). The value of each performance right was determined with reference to the market value of the underlying securities on grant date of $1.06. An expense of $2,952,676 has been recognised in the year ended 30 June 2021. Further details of the performance rights are set out in the table below:
Grant date	Number	Vesting date	Expiry
14 December 2020	2,250,000	4 January 2021	30 June 2022
14 December 2020	250,000	11 December 2021	11 December 2025
14 December 2020	250,000	11 December 2022	11 December 2025
14 December 2020	250,000	11 December 2023	11 December 2025
14 December 2020	250,000	11 December 2024	11 December 2025
14 December 2020	250,000	14 December 2020	30 June 2022
Total	3,500,000
1,000,000 performance rights were forfeited during the year as not all vesting conditions were met.
The Group entered into a separation agreement with Philip St Baker following his resignation on 23 September 2020, which included the offset of 736,968 performance rights against the settlement of a $1,500,000 limited resource loan (refer note 23(f)).
Note 29 Events after the reporting date
Since the end of the financial year:
a)
in July 2021, NOVONIX has closed on the purchase of the previously mentioned 400,000+ square-foot facility in Chattanooga, Tennessee known locally as “Big Blue”, announced initially on 23 June 2021, for USD$41.5 million.

b)
Phillips 66 announced a US$150 million strategic investment in NOVONIX for approximately 16% of the Company, advancing NOVONIX’s production of synthetic graphite for high-performance lithium-ion batteries. Phillips 66 will subscribe for 77,962,578 ordinary shares of NOVONIX for a purchase price of US$150 million (approx. AUD$203 million). This investment expands on a previous relationship with NOVONIX to develop state of the art technology under a DOE project awarded in 2021. The investment in NOVONIX will support scale up of its anode production facility and additional growth of the Anode Materials division as the Company looks to bring 40,000 MT of synthetic graphite anode material into service by 2025. Phillips 66 is a global producer of petroleum needle coke, and is a supplier to NOVONIX. The transaction was approved by NOVONIX shareholders on 24 September 2021.

Note 29 Events after the reporting date(continued)
c)	NOVONIX continued work towards an initial public offering in the United States of American Depositary Shares (“ADS”), and concurrent listing of the ADSs on Nasdaq.
No matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.
Note 30 Related party transactions
During the financial year:
(a)
On 14 December 2020, 2,250,000 performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Chris Burns, CEO (1,500,000) and Nick Liveris, CFO (750,000). The performance rights were formally approved by shareholders at the AGM on 17 November 2020. The value of each performance right was determined to be $1.06, with a vesting date of 4 January 2021 and an expiry date of 30 June 2022. An expense of $2,044,286 has been recognised in the year ended 30 June 2021.

(b)
The Group entered into a separation agreement with Philip St Baker following his resignation on 23 September 2020, which included the settlement of a $1,500,000 limited resource loan. Refer note 22(f).

(c)	On 16 March 2021 the following performance rights were exercised and converted into fully paid ordinary shares:
a.	Greg Baynton (Director) – 300,000 performance rights
b.	Chris Burns (CEO) – 1,800,000 performance rights
c.	Nicholas Liveris (CFO) – 900,000 performance rights
There were no other related party transactions during the financial year.
Note 31 Commitments
(a)	Exploration commitments
	Consolidated
	2021 $	2020 $
Commitments for payments under exploration permits in existence at the reporting date but not recognised as liabilities payable	13,000	6,000
So as to maintain current rights to tenure of various exploration tenements, the Group will be required to outlay amounts in respect of tenement exploration expenditure commitments. These outlays, which arise in relation to granted tenements are noted above. The outlays may be varied from time to time, subject to approval of the relevant government departments, and may be relieved if a tenement is relinquished.
Exploration commitments are calculated on the assumption that each of these tenements will be held for its full term. But, in fact, commitments will decrease materially as exploration advances and ground that is shown to be unprospective is progressively surrendered. Expenditure commitments on prospective ground will be met out of existing funds, farm-outs, and new capital raisings.
(b)	Capital commitments
Significant capital expenditure contracted for at the end of the reporting period but not recognised as liabilities is as follows:
	Consolidated
	2021 $	2020 $
Property, plant and equipment	10,182,218	—

Note 32 Financial risk management
This note explains the group’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.
The Group’s financial instruments consist mainly of deposits with banks and accounts receivable and payable.
The totals for each category of financial instruments, measured in accordance with AASB 139: Financial Instruments: Recognition and Measurement as detailed in the accounting policies to these financial statements, are as follows:
	Consolidated
		2021 $	2020 $
Financial assets	Notes
Cash and cash equivalents	12	136,663,976	38,807,662
Trade and other receivables	13	2,042,963	1,075,357
Total financial assets		138,706,939	39,883,019
Financial liabilities
Trade payables	19	1,823,898	847,724
Lease liabilities	21	7,531,188	2,920,103
Borrowings	22	6,263,625	2,212,012
Total financial liabilities		15,618,711	5,979,839
The Board has overall responsibility for the determination of the Group’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility.
Market risk
Market risk is the risk that the change in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.
The Group is not exposed to market risks other than interest rate risk.
Foreign currency risk
Exposure to foreign currency risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which the Group holds financial instruments which are other than the AUD functional currency of the Group.
With instruments being held by overseas operations, fluctuations in the US dollar and the Canadian dollar may impact on the Group’s financial results.
The following table shows the foreign currency risk as on the financial assets and liabilities of the Group’s operations denominated in currencies other than the functional currency of the operations.
The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:
	2021 CAD $	2020 CAD $	2021 USD $	2020 USD $
Cash at bank	246,055	377,909	70,491,449	16,591,686
Trade receivables	227,925	50,321	1,305,421	616,494
Trade payables	322,387	154,305	803,545	349,475
Borrowings	6,263,625	2,025,562	—	36,706
Lease liabilities	—	—	7,531,188	2,920,103

Note 32 Financial risk management(continued)
Cash flow and fair value interest rate risk
The group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the group to cash flow interest rate risk. During 2021, the group’s borrowings at variable rates were denominated in Canadian dollars.
As the Group has interest-bearing cash assets, the Company’s income and operating cash flows are exposed to changes in market interest rates. The Company manages its exposure to changes in interest rates by using fixed term deposits.
At 30 June 2021, if interest rates had changed by -/+ 100 basis points from the year-end rates with all other variables held constant, post-tax profit / (loss) for the year would have been $1,237,193 (30 June 2020: $397,091) lower/higher, as a result of higher/lower interest income from cash and cash equivalents.
Credit risk
Credit risk is managed on a Group basis. Credit risk arises primarily from cash and cash equivalents and deposits with banks and financial institutions. For bank and financial institutions, only independently rated parties with a minimum rating of ‘AAA’ are accepted.
The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available).
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities to meet obligations when due.
The Group manages liquidity risk by continuously monitoring forecast and actual cash flows. No finance facilities were available to the Group at the end of the reporting period.
All financial assets mature within one year. The maturity of all financial liabilities is set out in the table below.
Financing arrangements
The group’s undrawn borrowing facilities as at 30 June 2021 totals $1,974,931 (CAD $1,838,087) which relates to the loan facilities secured over commercial land and buildings (refer note 22).
Maturities of financial liabilities
As at 30 June 2021, the contractual maturities of the group’s non-derivative financial liabilities were as follows:
Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At 30 June 2021
Trade payables	4,356,556	—	—	—	—	4,356,556	4,356,556
Lease liabilities	360,437	361,014	742,275	2,292,090	6,048,571	9,804,386	7,531,188
Borrowings	185,059	212,961	649,094	1,929,055	5,307,377	8,283,546	6,263,625
Total non-derivatives	4,902,051	573,975	1,391,369	4,221,145	11,355,948	22,444,488	18,151,369

Note 33 Business Combination
On 2 February 2017, Novonix Limited entered into a binding term sheet with Coulometrics LLC (“Coulometrics”) to form an incorporated joint venture (Novonix Anode Materials) to develop and commercialise high purity battery grade graphite material for the electric vehicle and other energy storage markets. Novonix contributed USD$10million for a 50% interest while Coulometrics contributed the equivalent in “Intellectual Property” which is recognised as the rights and exclusivity to the technical process and knowledge of Edward Buiel, founder of Coulometrics, relating to the unique development and commercialisation of high purity battery grade graphite material.
In the binding term sheet between Novonix and Coulometrics, Novonix had a call option which gave them the option to acquire an additional 25% of Novonix Anode Materials for USD$5million exercisable at any time within two years. This option was exercised on 31 January 2019 and a further USD$5million was paid to Coulometrics.
On 30 May 2019, Coulometrics conceded its remaining 25% interest in Novonix Anode Materials to Novonix for no consideration. The reason was that it was not commercially viable for Coulometrics to contribute further funds to Novonix Anode Materials, due to the terms of the agreement allowing Novonix to profit from all revenue generated by the company in excess of 1,000 tonnes per annum. The result of this ownership transfer has had no bearing or implications on the exclusivity of Coulometrics technology and know-how in relation to the development and commercialisation of high purity battery grade graphite material.
The transaction has been accounted for as a step-up acquisition, being a disposal of the Group’s existing 50% equity accounted investment in Novonix Anode Materials at its fair value in exchange for the acquisition of 100% interest in Novonix Anode Materials. As a result, a gain of $2,576,131 was recognised at the time of the business combination which represented the difference between the fair value of the 50% equity interest and the carrying value of the equity accounted investment.
The details of the business combination are as follows:
$
Fair value previously held equity interest	13,291,330
Fair value of consideration transferred	7,075,279
20,366,609
The fair values of the assets and liabilities of the Novonix Anode Materials LLC, acquired as at the date of acquisition, are as follows:	$
Cash and cash equivalents	1,880,108
Inventories	1,649
Plant and equipment	913,821
Intangible assets: Technology	1,268,785
Deferred tax liabilities	(266,445)
Identifiable net assets acquired	3,797,918
Goodwill on acquisition	16,568,691
Net assets acquired	20,366,609
The consideration payable for the combination effectively included a premium for the right of exclusive use of any excess capacity of the company to the production of graphite anode material greater than 1,000 tonnes per annum and to exploit the company’s intellectual property and know-how in so doing which has resulted in goodwill of $16,568,691. The full value of goodwill and client intangibles is not expected to be tax deductible for tax purposes.

Note 33 Business Combination(continued)
Acquisition costs
Acquisition-related costs amounting to $129,345 are not included as part of consideration transferred and have been recognised as an expense in the consolidated statement of profit or loss and other comprehensive income, as part of administrative and other expenses.
Revenue and profit / (loss) contribution
The acquired business contributed net loss after tax of $1,541,643 (USD $1,085,511) to the Group for the period 1 February 2019 to 30 June 2019. If the acquisition had occurred on 1 July 2018, Novonix Anode Materials’ contribution to consolidated loss for the year ended 30 June 2019 would have been $3,318,584 (USD $2,336,700).
Purchase consideration – cash outflow:
Outflow of cash to acquire subsidiary, net of cash acquired:
Purchase consideration	$
Cash consideration	7,075,279
Less: cash balances acquired	(1,880,108)
Outflow of cash in FY2019 – investing activities	5,195,171
END OF ANNUAL FINANCIAL REPORT – 30 JUNE 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of NOVONIX Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of NOVONIX Limited and its subsidiaries (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has incurred cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Change in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases from July 1, 2019.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers
Brisbane, Australia
September 17, 2021
We have served as the Company's auditor since 2018.